As filed with the Securities and Exchange Commission on August 10, 2007

File Nos. 333-______; 811-22105

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

AND THE INVESTMENT COMPANY ACT OF 1940

COLI VUL-4 SERIES ACCOUNT

(Exact Name of Registrant)

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

(Name of Depositor)

8515 East Orchard Road

Greenwood Village, Colorado 80111

(Address of Depositor’s Principal Executive Offices)

(303) 737-3000

(Depositor’s Telephone Number)

Raymond L. McFeetors

President and Chief Executive Officer

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

8515 East Orchard Road

Greenwood Village, Colorado 80111

(Name and Address of Agent for Service)

COPIES TO:

James F. Jorden, Esq.	Beverly A. Byrne, Esq.
Jorden Burt LLP Suite 400 East	Chief Legal Officer, Financial Services and Securities Compliance
1025 Thomas Jefferson Street, N.W. Washington, D.C. 20007-5208	Great-West Life & Annuity Insurance Company 8515 East Orchard Road, 2T3
Greenwood Village, Colorado 80111

Approximate date of proposed public offering: As soon as practicable after the effective date of the registration statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

Title of securities being offered: flexible premium variable universal life insurance policies.

Great-West Life & Annuity Insurance Company

A Stock Company

8515 East Orchard Road

Greenwood Village, Colorado 80111

(303) 737-3000

Individual Retirement Bonus Product — Prospectus

A Flexible Premium Variable Universal Life Insurance Policy

offered by Great-West Life & Annuity Insurance Company

in connection with its COLI VUL-4 Series Account

This prospectus describes a flexible premium variable universal life insurance policy (the"Policy") offered by Great-West Life & Annuity Insurance Company ("Great-West," "Company,""we," “our” or "us"). The Policy is designed for use by individuals whose employers may offer an employer-sponsored insurance purchase arrangement. The premiums will be paid with employee after-tax funds, but the premium payment may be made through corporate accounts on behalf of the employee. The Policy is designed to meet the definition of "life insurance contracts" for federal income tax purposes. Please see “Federal Income Tax Considerations – Employer-Sponsored Insurance Purchase Arrangements – Tax and Other Legal Issues” on page 43.

The Policy allows "you," the Owner, within certain limits to:

•	choose the type and amount of insurance coverage you need and increase or decrease that coverage as your insurance needs change;
•	choose the amount and timing of Premium payments, within certain limits;
•	allocate Premium payments among the available investment options and Transfer Account Value among available investment options as your investment objectives change; and
•	access your Account Value through loans and partial withdrawals or total surrenders.

This prospectus contains important information you should understand before purchasing a Policy. We use certain special terms that are defined in Appendix A. You should read this prospectus carefully and keep it for future reference.

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is __________ __, 2007

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Table of Contents

Summary of the Policy and its Benefits	5
Policy Risks	7
Fund Risks	8
Fee Tables	9
Transaction Fees	9
Periodic Charges Other Than Fund Operating Expenses	10
Supplemental Benefit Charges	10
Total Annual Fund Operating Expenses	11
Description of Depositor, Registrant, and Funds	12
Great-West Life & Annuity Insurance Company	12
The Series Account	12
The Investment Options and Funds	13
The Fixed Account	23
Charges and Deductions	23
Expense Charge Applied to Premium	23
Mortality and Expense Risk Charge	24
Monthly Deduction	24
Monthly Risk Rates	25
Service Charge	25
Partial Withdrawal Fee	25
Surrender Charges	25
Change of Death Benefit Option Fee	25
Fund Expenses	25
General Description of Policy	25
Policy Rights	26
Owner	26
Beneficiary	26
Policy Limitations	26
Allocation of Net Premiums	26
Transfers Among Divisions	26
Market Timing & Excessive Trading	27
Exchange of Policy	28
Age Requirements	28
Policy or Registrant Changes	28
Addition, Deletion or Substitution of Investment Options	28
Entire Contract	29
Alteration	29
Modification	29
Assignments	29
Notice and Elections	29
Account Value	29
Net Investment Factor	30
Splitting Units	31
Other Provisions and Benefits	31
Misstatement of Age or Sex	31
Suicide	31
Incontestability	31
Paid-Up Life Insurance	32
Supplemental Benefits	32
Term Life Insurance Rider	32

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Report to Owner	33
Dollar Cost Averaging	33
Rebalancer Option	33
Non-Participating	34
Premiums	34
Policy Application, Issuance and Initial Premium	34
Free Look Period	35
Premium	35
Net Premiums	35
Planned Periodic Premiums	35
Death Benefits	36
Death Benefit	36
Changes in Death Benefit Option	36
Changes in Total Face Amount	37
Surrenders and Withdrawals	37
Surrenders	37
Partial Withdrawal	37
Loans	38
Policy Loans	38
Lapse and Reinstatement	39
Lapse and Continuation of Coverage	39
Grace Period	39
Termination of Policy	39
Reinstatement	39
Deferral of Payment	39
Federal Income Tax Considerations	40
Tax Status of the Policy	40
Diversification of Investments	40
Policy Owner Control	40
Tax Treatment of Policy Benefits	40
Life Insurance Death Benefit Proceeds	40
Tax Deferred Accumulation	40
Surrenders	41
Modified Endowment Contracts	41
Distributions	41
Distributions Under a Policy that is Not a Modified Endowment Contracts	41
Distributions Under Modified Endowment Contracts	42
Multiple Policies	42
Treatment When Insured Reaches Attained Age 100	42
Federal Income Tax Withholding	42
Actions to Ensure Compliance with the Tax Law	42
Trade or Business Entity Owns or is Directly or Indirectly a Beneficiary of the Policy	42
Policy Loan Interest	42
Our Taxes	42
Employer Sponsored Insurance Purchase Arrangements	43
Corporate Tax Shelter Requirements	44
Legal Proceedings	44
Legal Matters	44
Financial Statements	44
Appendix A – Glossary of Terms	45

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Summary of the Policy and its Benefits

This is a summary of some of the most important features of your Policy. The Policy is more fully described in the remainder of this prospectus. Please read this prospectus carefully. Unless otherwise indicated, the description of the Policy in this prospectus assumes that the Policy is in force, there is no Policy Debt and current federal tax laws apply.

1.  The Series Account. We have established a separate account to fund the variable benefits under the Policy. The assets of the Series Account are insulated from the claims of our general creditors.

2.   Fixed Account. You may allocate some or all of your net payments and/or make transfers from the Sub-Accounts to the Fixed Account. The Fixed Account is part of our general account. We own the assets in the general account, and we use these assets to support our insurance and annuity obligations other than those funded by our separate accounts. These Fixed Account assets are subject to our general liabilities from business operations. Subject to applicable law, we have sole discretion over investment of the Fixed Account assets. We bear the full investment risk for all amounts allocated or transferred to the Fixed Account.

We guarantee that the amounts allocated to the Fixed Account will be credited interest at a net effective annual interest rate of at least 3.00%. At our discretion, we will review the interest rate at least once a year. We may reset the interest rate monthly. The Fixed Account is not affected by the Investment performance of the Sub-Accounts. Policy value in the Fixed Account will be reduced by the policy fees and changes we deduct and the effects of any policy transactions (loans, withdrawals, and transfers) on your policy value in the Fixed Account.

3.   Premium Payments. You must pay us an Initial Premium to put your Policy in force. The minimum Initial Premium will vary based on various factors, including the age of the Insured and the death benefits option you select, but may not be less than $5,000.00. Thereafter, you choose the amount and timing of Premium payments, within certain limits.

4.   Free Look Period. You may return your Policy to us for any reason within ten days of receiving it, or such longer period as required by applicable state law, and depending on state law, receive (i) the greater of your Premiums, less any withdrawals, or your Account Value, or (ii) your Account Value plus the return of any Expense Charges deducted.

5.   Investment Options and Funds. You may allocate your net Premium payments among the available Divisions or the Fixed Account.

Each Division invests exclusively in shares of a single Fund. Each Fund has its own distinct investment objective and policies, which are described in the accompanying prospectuses for the Funds.

You may Transfer amounts from one Division to another or to the Fixed Account, subject to the restrictions described herein.

6.	Death Benefit. You may choose from among two death benefit options –

1.	a fixed benefit equal to the Total Face Amount of your Policy; or
2.	a variable benefit equal to the sum of the Total Face Amount and your Account Value.

For each option, the death benefit may be greater if necessary to satisfy federal tax law requirements.

We will deduct any outstanding Policy Debt and unpaid Policy charges before we pay a death benefit. In addition, prior partial withdrawals may reduce the Death Benefit Proceeds under the first option.

At any time, you may increase or decrease the Total Face Amount, subject to our approval and other requirements set forth in the Policy.

After the first Policy Year, you may change your death benefit option once each Policy Year.

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7.	Account Value. Your Account Value will reflect –

1.	the Premiums you pay;
2.	the investment performance of the Divisions you select;
3.	the value of the Fixed Account;
4.	any Policy loans or partial withdrawals;
5.	your Loan Account balance; and
6.	the charges we deduct under the Policy.

8.	Accessing Your Account Value.

You may borrow from us using your Account Value as collateral. Loans may be treated as taxable income if your Policy is a "modified endowment contract" (“MEC”) for federal income tax purposes and you have had positive net investment performance.

You may surrender your Policy for its Cash Surrender Value plus return of expense charge, if applicable. There are no surrender charges associated with your Policy.

You may withdraw a portion of your Account Value at any time while your Policy is in force.

A withdrawal may reduce your death benefit.

We will charge an administrative fee not greater than $25 per withdrawal on partial withdrawals after the first in a Policy Year.

9.	Supplemental Benefits. The following rider is available –

1.	Term Life Insurance.

We will deduct the cost, if any, of the rider(s) from your Account Value on a monthly basis.

10.  Paid-Up Life Insurance. If the Insured reaches Attained Age 100 and your Policy is in force, the Account Value, less Policy Debt, will be applied as a single Premium to purchase "paid-up" insurance. Your Account Value will remain in the Series Account allocated to the Divisions or the Fixed Account in accordance with your instructions. The death benefit under this paid-up insurance generally will be fixed by the Code for insureds age 99. As your Account Value changes based on the investment experience of the Divisions, the death benefit will increase or decrease accordingly.

11.  Reinstatement. If your Policy terminates due to insufficient value, we will reinstate it within three years at your Request, subject to certain conditions.

12.  Surrenders. You may surrender your Policy for its Cash Surrender Value at any time while the Insured is living. If you do, the insurance coverage and all other benefits under the Policy will terminate.

If you withdraw part of the Cash Surrender Value, your Policy’s death benefit may be reduced and you may incur taxes and tax penalties.

You may borrow from us using your Account Value as collateral.

13.  Partial Withdrawal. You may Request a partial withdrawal of Account Value at any time while the Policy is in force. The amount of any partial withdrawal must be at least $500 and may not exceed 90% of your Account Value less the value of the Loan Account.

The Death Benefit Proceeds and your Account Value will be reduced by the amount of any partial withdrawals.

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14.  Policy Loans. You may Request a Policy loan of up to 90% of your Account Value, decreased by the amount of any outstanding Policy Debt on the date the Policy loan is made.

The minimum Policy loan amount is $500.

15.  Changes in Total Face Amount. You may increase or decrease the Total Face Amount of your Policy at any time. Each increase or decrease in the Total Face Amount must be at least $25,000.

Policy Risks

1.   Account Value Not Guaranteed. Your Account Value is not guaranteed. Your Account Value fluctuates based on the performance of the investment options you select. The investment options you select may not perform to your expectations. Your Account Value may also be affected by charges under your Policy.

2.	Suitability as Short-Term Savings Vehicle.

The Policy is designed for long-term financial planning. Accordingly, you should not purchase the Policy if you need access to the Account Value within a short time. Before purchasing a Policy, consider whether the long-term nature of the Policy is consistent with the purposes for which it is being considered.

3.   Risk of Contract Lapse. Your Policy may terminate if your Account Value at the beginning of any Policy Month is insufficient to pay the Policy’s monthly charges.

If your Policy would terminate due to insufficient value, we will send you notice and allow you a 61-day grace period.

If, within the grace period, you do not make a Premium payment sufficient to cover all accrued and unpaid charges and deductions, your Policy will terminate at the end of the grace period without further notice.

4.   Limitations on Withdrawals. Partial withdrawals of Account Value are permitted at any time the Policy is in force. As noted above, the amount of any partial withdrawal must be at least $500 and may not exceed 90% of your Account Value less the value of the Loan Account. A maximum administrative fee of $25 will be deducted from your Account Value for all partial withdrawals after the first made in the same Policy Year. Please note that withdrawals reduce your Account Value and your Death Benefit Proceeds. In addition, withdrawals may have tax consequences.

5.   Limitations on Transfers. Subject to our rules as they may exist from time to time, you may at any time Transfer to another Division all or a portion of the Account Value allocated to a Division.

6.   Limitations or Charges on Surrender of Policy. You may surrender your Policy for its Cash Surrender Value at any time while the Insured is living. Upon surrender of your Policy, the insurance coverage and all other benefits under the Policy will terminate.

There are no surrender charges associated with your Policy. However, the surrender of your Policy may have tax consequences.

7.   Risks of Taking a Policy Loan. As noted above, you may Request a Policy loan of up to 90% of your Account Value, decreased by the amount of any outstanding Policy Debt on the date the Policy loan is made. The minimum Policy loan amount is $500.

Taking a Policy loan may increase the risk that your Policy will lapse, will reduce your Account Value, and may reduce the death benefit. In addition, if your Policy is a MEC for tax purposes, taking a Policy loan may have tax consequences.

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8.   Adverse Tax Consequences. Your Policy is structured to meet the definition of a life insurance contract under the Internal Revenue Code of 1986, as amended (“Code”). Current federal tax law generally excludes all death benefits from the gross income of the Beneficiary of a life insurance policy. Generally, you are not taxed on any increase in the Account Value until it is withdrawn, but are taxed on surrender proceeds and the proceeds of any partial withdrawals if those amounts, when added to all previous non-taxable distributions, exceed the total Premium paid. Amounts received upon surrender or withdrawals in excess of Premiums are treated as ordinary income.

Under certain circumstances, a Policy may become a MEC for federal tax purposes. This may occur if you reduce the Total Face Amount of your Policy or pay excessive Premiums. We will monitor your Premium payments and other Policy transactions and notify you if a payment or other transaction might cause your Policy to become a MEC without your written permission. We will not invest any Premium or portion of a Premium that would cause your Policy to become a MEC, but instead will promptly refund the money to you. If you elect to have a MEC contract, you can return the money to us with a signed form of acceptance.

Under current tax law, Death Benefit Proceeds under MECs generally are excluded from the gross income of the Beneficiary. Withdrawals and Policy loans, however, are treated first as income, to the extent of any gain, and then as a return of Premium. The income portion of the distribution is includable in your taxable income and taxed at ordinary income tax rates. A 10% penalty tax is also generally imposed on the taxable portion of any amount received before age 59 ½.

Fund Risks

The Policy currently offers several investment options, some of which are a Division of the Series Account, and one is a Fixed Account. Each Division uses its assets to purchase, at their net asset value, shares of a Fund. The Divisions are referred to as “variable” because their investment experience depends upon the investment experience of the Funds in which they invest.

We do not guarantee that the Funds will meet their investment objectives. Your Account Value may increase or decrease in value depending on the investment performance of the Funds. You bear the risk that those Funds may not meet their investment objectives. A comprehensive discussion of the risks of each Fund may be found in the Fund’s prospectus, including detailed information concerning investment objectives, strategies, and their investment risk. If you require a copy of a prospectus, please contact us at the address or telephone number listed on the first page of this prospectus.

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Fee Tables

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Policy. The first table describes the fees and expenses that you will pay at the time that you buy the Policy, surrender the Policy, or Transfer cash value between investment options.

Transaction Fees

Charge	When Charge is Deducted	Amount Deducted
Maximum Expense Charge Imposed on Premium	Upon each Premium payment	Maximum: 10.00% of Premium Current: 10.00% of Premium up to target and 3.50% of Premium in excess of target
Partial Withdrawal Fee	Upon partial withdrawal	Maximum: $25 deducted from Account Value for all partial withdrawals after the first made in the same Policy Year.
Change of Death Benefit Option Fee	Upon change of option	Maximum: $100 deducted from Account Value for each change of death benefit option.
Loan Interest	Upon issuance of Policy loan	Maximum: The Moody’s Corporate Bond Yield Average – Monthly Average Corporates

The next table describes the fees and expenses that you will pay periodically during the time that you own the Policy, not including Fund fees and expenses.

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Periodic Charges Other Than Fund Operating Expenses

Charge	When Charge is Deducted	Amount Deducted
Cost of Insurance (per $1000 Net Amount at Risk)[1]
Minimum & Maximum Cost of Insurance Charge	Monthly	Guaranteed: Minimum: $0.08 per $1000. Maximum: $83.33 per $1000.
Cost of Insurance Charge for a 46-year old Male Non-Smoker, $550,000 Face Amount, Option 1 (Level Death)	Monthly	Guaranteed: $0.41 per $1000.
Mortality and Expense Risk Fees	Upon each Valuation Date	Maximum: 1.00% annually. Current: 1.00% for Policy Years 1-6, 0.00% for Policy Years 7+.
Service Charge	Monthly	Maximum: $15/monthCurrent: $10.00/month, Policy Years 1-3 and $7.50/month, Policy Years 4+

Supplemental Benefit Charges

Currently, we are offering the following supplemental optional rider. The charges for the rider you select are deducted monthly from your Account Value as part of the Monthly Deduction described on page 24 of this prospectus. The benefits provided under the rider are summarized in “Other Provisions and Benefits” beginning on page 31 below.

Term Life Insurance Rider	Monthly	Guaranteed: Minimum COI: $0.08 per $1000. Maximum COI: $83.33 per $1000.
Term Life Insurance Rider for a 46-year old Male Non-Smoker, $550,000 Face Amount, Option 1 (Level Death)	Monthly	Guaranteed: $0.41 per $1000.

The next table shows the minimum and maximum total operating expenses charged by the Funds that you may pay periodically during the time that you own the Policy. More detail concerning each Fund’s fee and expenses is contained in the prospectus for each Fund.

_________________________

1  The cost of insurance will vary based on individual characteristics. The cost of insurance shown in the table is a sample illustration only and may not be representative of the charge that a particular Policy owner will pay. Policy owners may obtain more information about their particular cost of insurance by contacting us at the address or telephone number listed on the first page of this prospectus.

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Total Annual Fund Operating Expenses1

(Expenses that are deducted from Fund assets, including management fees,

distribution and/or service (12b-1) fees, and other expenses)

	Minimum	Maximum
Total Annual Fund Operating	0.27%	2.00%

1 Expenses are shown as a percentage of a Fund's average net assets as of December 31, 2006. The expenses above include fees and expenses incurred indirectly by the Maxim Profile Portfolios as a result of investing in shares of acquired funds, if any. The range of expenses above does not show the effect of any fee waiver or expense reimbursement arrangements. The advisers and/or other service providers of certain Funds have agreed to waive their fees and/or reimburse the Funds' expenses in order to keep the expenses below specified limits. In some cases, these expense limitations may be contractual. In other cases, these expense limitations are voluntary and may be terminated at any time. The minimum and maximum Total Annual Fund Operating Expenses for all the Funds after all fee waivers and expense reimbursements are 0.27% and 1.58%, respectively. Please see the prospectus for each Fund for information regarding the expenses for each Fund, including fee reduction and/or expense reimbursement arrangements, if applicable. The management fees and other expenses of the Funds are more fully described in the Fund prospectuses. The information relating to the Fund expenses was provided by each Fund and was not independently verified by us.

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Description of Depositor, Registrant, and Funds

Great-West Life & Annuity Insurance Company

Great-West is a stock life insurance company organized under the laws of the state of Colorado. Our offices are located at 8515 East Orchard Road, Greenwood Village, Colorado 80111.

We are authorized to do business in 49 states, the District of Columbia, Puerto Rico, U.S. Virgin Islands and Guam. We issue individual and group life insurance policies and annuity contracts and accident and health insurance policies.

Great-West is a wholly owned subsidiary of GWL&A Financial, Inc., a Delaware holding company. GWL&A Financial, Inc. is an indirect wholly-owned subsidiary of Great-West Lifeco Inc., a Canadian holding company. Great-West Lifeco Inc. is a subsidiary of Power Financial Corporation, a Canadian holding company with substantial interests in the financial services industry. Power Financial Corporation is a subsidiary of Power Corporation of Canada, a Canadian holding and management company. Mr. Paul Desmarais, through a group of private holding companies that he controls, has voting control of Power Corporation of Canada.

The Series Account

The Series Account is a segregated asset account of Great-West. We use the Series Account to fund benefits payable under the Policy. The Series Account may also be used to fund benefits payable under other life insurance policies issued by us.

We own the assets of the Series Account, which we hold separate and apart from our general account assets. The income, gains or losses, realized or unrealized, from assets allocated to the Series Account are credited to or charged against the Series Account without regard to our other income, gains or losses. The income, gains, and losses credited to, or charged against, the Series Account reflect the Series Account’s own investment experience and not the investment experience of Great-West’s other assets. The assets of the Series Account may not be used to pay any liabilities of Great-West other than those arising from the Policies (and any other life insurance policies issued by us and funded by the Series Account).

In calculating our corporate income tax liability, we derive certain corporate income tax benefits associated with the investment of company assets, including Series Account assets that are treated as company assets under applicable income tax law. These benefits, which reduce our overall corporate income tax liability may include dividends received deductions and foreign tax credits which can be material. We do not pass these benefits through to the Series Account or our other separate accounts, principally because: (i) the great bulk of the benefits results from the dividends received deduction, which involves no reduction in the dollar amount of dividends that the Series Account receives; and (ii) under applicable income tax law, Owners are not the owners of the assets generating the benefits.

Great-West is obligated to pay all amounts promised to Owners under the Policies (and any other life insurance policies issued by us and funded by the Series Account).

We will at all times maintain assets in the Series Account with a total market value at least equal to the reserves and other liabilities relating to the variable benefits under all policies participating in the Series Account.

The Series Account is divided into Divisions. Each Division invests exclusively in shares of a corresponding Fund. We may in the future add new or delete existing Divisions. The income, gains or losses, realized or unrealized, from assets allocated to each Division are credited to or charged against that Division without regard to the other income, gains or losses of the other Divisions.

All amounts allocated to a Division will be used to purchase shares of the corresponding Fund. The Divisions will at all times be fully invested in Fund shares. We maintain records of all purchases and redemptions of shares of the Funds.

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The Investment Options and Funds

The Policy offers a number of Funds as investment options. Each Division invests in a single Fund. Each Fund is a mutual fund registered under the Investment Company Act of 1940, as amended (the “1940 Act”), or a separate series of shares of such a mutual fund. More comprehensive information, including a discussion of potential risks, is found in the current prospectuses for the Funds. The fund prospectuses should be read in connection with this prospectus. YOU MAY OBTAIN A PROSPECTUS AND, IF AVAILABLE, A FUND PROFILE, CONTAINING COMPLETE INFORMATION ON EACH FUND, WITHOUT CHARGE, UPON REQUEST BY CONTACTING US AT 888-353-2654.

Each Fund holds its assets separate from the assets of the other Funds, and each Fund has its own distinct investment objective and policies. Each Fund operates as a separate investment fund, and the income, gains and losses of one Fund generally have no effect on the investment performance of any other Fund.

The Funds are NOT available to the general public directly. The Funds are available as investment options in variable life insurance policies or variable annuity contracts issued by life insurance companies or, in some cases, through participation in certain qualified pension or retirement plans.

Some of the Funds have been established by investment advisers that manage publicly traded mutual funds having similar names and investment objectives. While some of the Funds may be similar to, and may in fact be modeled after publicly traded mutual funds, the Funds are not otherwise directly related to any publicly traded mutual fund. Consequently, the investment performance of publicly traded mutual funds and any similarly named Fund may differ substantially.

Some of the Funds’ investment advisers or affiliates may compensate us for providing the administrative, recordkeeping and reporting services they would normally be required to provide for individual shareholders or cost savings experienced by the investment advisers or affiliates of the Funds. Such compensation is typically a percentage of Series Account assets invested in the relevant Fund and generally may range up to 0.35% of net assets. GWFS Equities, Inc. (“GWFS”), a broker-dealer and subsidiary of Great-West and the principal underwriter and distributor of the Policy, may also receive Rule 12b-1 fees (ranging up to 0.25%) directly from certain Funds for providing distribution related services related to shares of Funds offered in connection with a Rule 12b-1 plan. If GWFS receives 12b-1 fees, combined compensation for administrative and distribution related services generally ranges up to 0.60% annually of Series Account assets invested in a Fund.

AIM Variable Insurance Funds (advised by A I M Advisors, Inc. (“AIM”))

AIM V.I. Global Real Estate Fund (Series I Shares) seeks high total return through growth of capital and current income. The Fund will invest, normally, at least 80% of its assets in securities of real estate and real estate-related companies, including real estate investment trusts (“REITS”). The principal type of securities purchased by the Fund is common stock. The Fund will normally invest in securities of companies located in at least three different countries, including the United States. When constructing the portfolio, the portfolio managers use a fundamentals driven investment process, including real property market cycle analysis, real property evaluation and management review to identify securities with (i) quality underlying properties, (ii) solid management teams, and (iii) attractive valuations relative to peer investment alternatives.

AIM V.I. International Growth Fund (Series I Shares) The Fund’s investment objective is to provide long-term growth of capital. The Fund seeks to meet its objective by investing in a diversified portfolio of international equity securities whose issuers are considered to have strong earnings momentum. The Fund focuses its investments in marketable equity securities of foreign companies that are listed on a recognized foreign or U.S. securities exchange or traded in a foreign or U.S. over-the-counter market. The Fund will normally invest in companies located in at least four countries outside of the U.S., emphasizing investment in companies in the developed countries of Western Europe and the Pacific Basin. The Fund may invest no more than 20% of its total assets in securities of issuers located in developing countries, i.e., those that are in the initial stages of their industrial cycles.

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American Century Variable Portfolios, Inc. (advised by American Century Investment Management, Inc.)

American Century VP Value Fund (Class I Shares) seeks long-term capital growth. Income is a secondary objective. The fund managers look for stocks of companies that they believe are undervalued at the time of purchase. The managers use a value investment strategy that looks for companies that are temporarily out of favor in the market. The managers attempt to purchase the stocks of these undervalued companies and hold them until they have returned to favor in the market and their stock prices have gone up.

American Century VP VistaSM Fund (Class I Shares) seeks long-term capital growth by looking for stocks of medium-sized and smaller companies they believe will increase in value over time, using a growth investment strategy developed by American Century. This strategy looks for companies with earnings and revenues that are not only growing, but growing at a successively faster, or accelerating pace. It also looks for companies whose growth rates, although still negative, are less negative than in prior periods. This strategy is based on the premise that, over the long term, the stocks of companies with accelerating earnings and revenues have a greater-than-average chance to increase in value.

Davis Variable Account Fund, Inc. (advised by Davis Selected Advisors, L.P.)

Davis Financial Portfolio seeks long-term growth of capital. Davis Advisors uses the Davis Investment Discipline to invest at least 80% of the Fund’s net assets, plus any borrowing for investment purposes, in securities issued by companies principally engaged in the financial services sector.

Davis Value Portfolio seeks long-term growth of capital. Davis Advisors uses the David Investment Discipline to invest the majority of the Fund’s assets in equity securities issued by large companies with market capitalizations of at least $10 billion.

Dreyfus Stock Index Fund (advised by The Dreyfus Corporation and its affiliate Mellon Equity Associates)

Dreyfus Stock Index Fund (Initial Shares) seeks to provide investment results that correspond to the price and yield performance of publicly traded common stocks in the aggregate, as represented by the Standard & Poor's 500 Composite Stock Price Index.

Dreyfus Investment Portfolios (advised by The Dreyfus Corporation)

Dreyfus IP MidCap Stock Portfolio (Initial Shares) seeks investment results that are greater than the total return performance of publicly traded common stocks of medium-sized domestic companies in the aggregate as represented by the Standard & Poor’s MidCap 400 Index. To pursue this goal, the Fund normally invests at least 80% of its assets in stocks of mid-size companies.

Dreyfus IP Technology Growth Portfolio (Initial Shares) seeks capital appreciation. To pursue this goal, the Fund normally invests at least 80% of its assets in the stocks of growth companies of any size that Dreyfus believes to be leading producers or beneficiaries of technological innovation.

Dreyfus Variable Investment Fund (advised by The Dreyfus Corporation)

Dreyfus VIF International Equity Portfolio (Initial Shares) seeks capital growth. To pursue this goal, the Fund invests primarily in growth stocks of foreign companies. Newton Capital Management Limited is the sub-adviser to this Fund and, as such, provides day-to-day management.

Dreyfus VIF International Value Portfolio (Initial Shares) seeks long-term capital growth. To pursue this goal, the Fund normally invests at least 80% of its assets in stocks. The Fund ordinarily invests most of its assets in securities of foreign companies which Dreyfus believes to be value companies. The Fund may invest in companies of any size. The Fund may also invest in companies located in emerging markets.

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DWS Variable Series I (advised by Deutsche Investment Management Americas Inc.)

DWS Global Opportunities VIP Portfolio (Class A Shares) seeks above-average capital appreciation over the long term. The Fund invests at least 65% of total assets in common stocks and other equities of small companies throughout the world (companies with market values similar to the smallest 20% of the Citigroup Broad Market Index).

DWS Variable Series II (advised by Deutsche Investment Management Americas Inc.)

DWS Blue Chip VIP Portfolio (Class A Shares) seeks growth of capital and income. Under normal circumstances, the Fund invests at least 80% of net assets, plus the amount of any borrowings for investment purposes, in common stocks of large US companies that are similar in size to the companies in the S&P 500 Index and that the portfolio managers consider to be “blue chip” companies.

DWS High Income VIP Portfolio (Class A Shares) seeks to provide a high level of current income. Under normal circumstances, the Fund generally invests at least 65% of net assets, plus the amount of any borrowings for investment purposes, in junk bonds, which are those rated below the fourth highest credit rating category. The Fund may invest up to 50% of total assets in bonds denominated in US dollars or foreign currencies from foreign issuers.

DWS Dreman High Return Equity VIP Portfolio (Class A Shares) seeks to achieve a high rate of total return. Under normal circumstances, the Fund invests at least 80% of net assets, plus the amount of any borrowings for investment purposes, in common stocks and other equity securities. The Fund focuses on stocks of large US companies that are similar in size to the companies in the S&P 500 Index and that the Fund managers believe are undervalued. As of March 31, 2006, the S&P 500 Index had a median market capitalization of $11.74 billion.

DWS Dreman High Return Equity VIP Portfolio is subadvised by Dreman Value Management, L.L.C.

DWS Dreman Small Mid Cap Value VIP Portfolio (formerly DWS Dreman Small Cap Value VIP) (Class A Shares) seeks long-term capital appreciation. Under normal circumstances, the Fund invests at least 80% of net assets, plus the amount of any borrowings for investment purposes, in undervalued common stocks of small and mid-size US companies.

DWS Dreman Small Cap Value VIP Portfolio is subadvised by Dreman Value Management L.L.C.

DWS Investments VIT (advised by Deutsche Investment Management Americas Inc.)

DWS Small Cap Index VIP Portfolio (Class A Shares) seeks to replicate, as closely as possible, before the deduction of expenses, the performance of the Russell 2000 Index, which emphasizes stocks of small US companies. Under normal circumstances, the Fund intends to invest at least 80% of its assets, determined at the time of purchase, in stocks of companies included in the Russell 2000 Index and in derivative instruments, such as stock index futures contracts and options, that provide exposure to the stocks of companies in the Russell 2000 Index. Northern Trust Investments, N.A. is the subadvisor to this Portfolio.

Federated Insurance Series (advised by Federated Advisers)

Federated High Income Bond Fund II (Primary Shares) seek high current income by investing primarily in a diversified portfolio of fixed-income securities, including lower rated corporate debt obligations commonly referred to as “junk bonds.” The Fund may also invest in derivative contracts to implement its investment strategies. The Fund limits its investments to those that would enable it to qualify as a permissible investment for variable annuity contracts and variable life insurance policies issued by insurance companies.

Federated Mid Cap Growth Strategies Fund II (Primary Shares) seeks capital appreciation by investing primarily in common stock (including American Depositary Receipts (ADRs)) of mid cap companies that offer superior growth prospects. The Fund limits its investments to those that would enable it to qualify as a

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permissible investment for variable annuity contracts and variable life insurance policies issued by insurance companies. Because the Fund refers to mid cap investments in its name, the Fund will notify shareholders at least 60 days in advance of any change in its investment policies that would permit the fund to normally invest less than 80% of its assets in investments in mid cap companies. For purposes of this limitation, mid cap companies are defined as those with market capitalizations similar to companies in the Russell Midcap Growth Index. The definition will be applied at the time of investment, and the Fund will not be required to sell an investment because a company’s market capitalization has grown or reduced outside of the market capitalization range of mid cap companies.

Fidelity Variable Insurance Products (VIP) Fund (advised by Fidelity Management & Research Company)

Fidelity VIP Contrafund® Portfolio (Service Class 2 Shares) seeks long-term capital appreciation. The Fund’s principal investment strategies include: normally investing primarily in common stocks; investing in securities of companies whose value its investment advisor believes is not fully recognized by the public; investing in domestic and foreign issuers; investing in either “growth” stocks or “value” stocks or both; and using fundamental analysis of each issuer’s financial condition and industry position and market and economic conditions to select investments.

Fidelity VIP Disciplined Small Cap Portfolio (Service Class 2 Shares) seeks capital appreciation. The Fund’s principal investment strategies include: normally investing primarily in common stocks; normally investing at least 80% of assets in securities of companies with small market capitalizations (which for purposes of this fund, are those companies with market capitalizations similar to companies in the Russell 2000 Index or the S&P SmallCap 600 Index); investing in domestic and foreign issuers; investing in either “growth” stocks or “value” stocks or both; and using computer-aided quantitative analysis of historical valuation, growth, profitability, and other factors.

Fidelity VIP Dynamic Capital Appreciation Portfolio (Service Class 2 Shares) seeks capital appreciation. The Fund’s principal investment strategies include: normally investing in common stocks; investing in domestic and foreign issuers; investing in either “growth” stocks or “value” stocks or both; and using fundamental analysis of each issuer’s financial condition and industry position and market and economic conditions to select investments.

Fidelity VIP Equity-Income Portfolio (Service Class 2 Shares) seeks reasonable income. The Fund will also consider the potential for capital appreciation. The Fund’s goal is to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500. The Fund’s principal investment strategies include: normally investing at least 80% of assets in equity securities; normally investing primarily in income-producing equity securities, which tends to lead to investments in large cap "value" stocks; potentially investing in other types of equity securities and debt securities, including lower-quality debt securities; investing in domestic and foreign issuers; and using fundamental analysis of each issuer's financial condition and industry position and market and economic conditions to select investments.

Fidelity VIP Investment Grade Bond Portfolio (Service Class 2 Shares) seeks to provide as high a level of current income as is consistent with the preservation of capital. The Fund’s principal investment strategies include: normally investing at least 80% of assets in investment grade debt securities (those of medium and high quality) in all types and repurchase agreements for those securities; managing the Fund to have similar overall interest rate risk to an index, which as of August 31, 2006, was the Lehman Brothers® Aggregate Bond Index; allocating assets across different market sectors and maturities; investing in domestic and foreign issuers; analyzing a security’s structure features and current pricing, trading opportunities, and the credit quality of its issuer to select investments; and potentially investing in lower-quality debt securities.

Fidelity VIP Mid Cap Portfolio (Service Class 2 Shares) seeks long-term growth of capital. The Fund’s principal investment strategies include: normally invests primarily in common stocks; normally investing at least 80% of assets in securities of companies with medium market capitalizations (which, for the purposes of this Fund, are those companies with market capitalizations similar to companies in the Russell Midcap® Index or the Standard & Poor’s MidCap 400 Index); potentially investing in companies with smaller or larger market capitalizations; investing in domestic and foreign issuers; investing in either “growth” or “value”

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stocks or both; and using fundamental analysis of each issuer’s financial condition and industry position and market and economic conditions to select investments.

Janus Aspen Series (advised by Janus Capital Management, LLC)

Janus Aspen Balanced Portfolio (Institutional Shares) seeks long-term growth of capital consistent with preservation of capital and balanced by current income by normally investing 50-60% of its assets in securities selected primarily for their growth potential and 40-50% of its assets in equity securities selected primarily for their income potential. The Fund will normally invest at least 25% of its assets in fixed-income senior securities.

Janus Aspen Flexible Bond Portfolio (Institutional Shares) seeks to obtain maximum total return consistent with the preservation of capital by investing, under normal circumstances, at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in bonds, including but not limited to, government bonds, corporate bonds, convertible bonds, mortgage-backed securities and zero-coupon bonds. The Fund will invest at least 65% (at the time of purchase) of its assets in investment grade debt securities and maintain an average-weighted effective maturity of five to ten years. The Fund will limit its investment in high-yield/high-risk bonds to less than 35% or less (at the time of purchase) of its net assets.

Janus Aspen Forty Portfolio (Institutional Shares) seeks long-term growth of capital by investing primarily in a core group of 20-40 common stocks selected for their growth potential. The Fund may invest in companies of any size, from larger, well-established companies to small, emerging growth companies. Within the parameters of its specific investment policies, the Fund may invest without limit in foreign equity and debt securities, which may include emerging markets.

Janus Aspen Global Life Sciences Portfolio (Institutional Shares) seeks long-term growth of capital. The Fund invests, under normal circumstances, at least 80% of its net assets plus the amount of any borrowings for investment purposes, in securities of companies that the portfolio manager believes have a life science orientation. Generally speaking, the “life sciences” relate to maintaining or improving qualify of life, including companies engaged in research, development, production or distribution of products or services related to health and personal care, medicine or pharmaceuticals. The Fund implements this policy by investing primarily in equity securities of U.S. and foreign companies selected for their growth potential. The Fund normally invests in issuers from several different countries, which may include the United States. The Fund may, under unusual circumstances, invest in a single country. As a fundamental policy, the Fund normally invests at least 25% of its total assets in the “life sciences” sector, which may include companies in the following industries: health care; pharmaceuticals; agriculture; cosmetics/personal care; and biotechnology. The Fund may have significant exposure to emerging markets. For the Fund’s 80% investment policy, assets are measured at the time of purchase.

Janus Aspen International Growth Portfolio (Institutional Shares) seeks long-term growth of capital primarily through investments in common stocks of issuers located outside of the United States. The Fund invests, under normal circumstances, at least 80% of its net assets plus the amount of any borrowings for investment purposes, in securities of issuers from several different countries, excluding the United States. Although the Fund intends to invest substantially all of its assets in issuers located outside of the United States, it may, at times invest in U.S. issuers, and it may, under unusual circumstances, invest all of its assets in a single country. The Fund may have significant exposure to emerging markets.

Maxim Series Fund, Inc. (advised by GW Capital Management, LLC (d.b.a. Maxim Capital Management) (“MCM”), a wholly-owned subsidiary of Great-West)

Maxim Ariel Small-Cap Value Portfolioseeks long-term capital appreciation. Under normal circumstances, this Fund invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in the securities of issuers classified in the small ($1.82 billion and below) or medium/small ($1.82 billion to $4.48 billion) capitalization quintiles of the Russell 3000 Index at the time of purchase. This Fund will emphasize small companies that are believed to be undervalued but demonstrate a strong potential for growth. The Fund actively seeks investments in companies that achieve excellence in both financial return and

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environmental soundness, selecting issuers that take positive steps toward preserving the environment and avoiding companies with a poor environmental record. The Fund will not invest in issuers primarily engaged in the manufacture of tobacco, handguns, the production of nuclear energy or manufacture of equipment to produce nuclear energy.

Ariel Capital Management, LLC is the sub-adviser to this Fund.

Maxim Bernstein International Equity Portfolio seeks long-term capital growth. This Fund will, under normal circumstances, invest at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in equity securities. Under normal circumstances, the Fund will invest primarily in companies located outside the U.S., including those in emerging markets. The Fund will focus on the market price of a company’s securities relative to the company’s potential long-term earnings, asset value and cash flow potential. The company’s historical value measures including price/earnings ratio, profit margins and liquidation value will also be considered, but are not limiting factors.

Alliance Capital Management, L.P. (“Bernstein”) is the sub-adviser to this Fund.

Maxim INVESCO ADR Portfolio seeks a high total return through capital appreciation and current income, while reducing risk through diversification. Under normal circumstances, this Fund invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in foreign securities that are issued in the form of American Depositary Receipts or foreign stocks that are registered with the Securities and Exchange Commission and traded in the U.S. This Fund will select stocks in the portfolio from approximately 2,200 large and medium-sized capitalization foreign companies. It will analyze potential investments through computer analysis which compares current stock price to measures such as book value, historical return on equity, company’s ability to reinvest capital, dividends, and dividend growth.

INVESCO Global Asset Management (N.A.) is the sub-adviser to this Fund.

Maxim Loomis-Sayles Bond Portfolio seeks high total investment return through a combination of current income and capital appreciation. Under normal circumstances, this Fund invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in fixed income securities. It may also invest up to 20% in preferred stocks, convertible preferred stocks, or foreign securities; however, securities of Canadian issuers and securities issued by supranational agencies (e.g., the World Bank) are not subject to the 20% limitation. The Fund may also invest up to 35% in below investment grade quality (“high yield/high risk” or “junk”) bonds.

Loomis Sayles & Company, L.P. is the sub-adviser to this Fund.

Maxim Loomis Sayles Small-Cap Value Portfolioseeks long-term capital growth. Under normal circumstances, the Fund will invest at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in equity securities of companies with market capitalizations that fall within the capitalization range of the Russell 2000 Index, an index that tracks stocks of the 2000 smallest U.S. companies in the Russell 3000 Index. The Fund seeks to build a core small-cap portfolio of common stocks of solid companies that the sub-adviser believes are under-valued in the market. The Fund will opportunistically invest in companies that have experienced business problems but which are believed to have favorable prospects for recovery. The Fund may also invest the remainder of its available net assets in securities of companies with market capitalizations outside of the Russell 2000 Index market capitalization range.

Loomis Sayles & Company, L.P. is the sub-adviser to this Fund.

Maxim Money Market Portfolio seeks as high a level of current income as is consistent with the preservation of capital and liquidity. This Fund will invest in short-term securities that are issued or guaranteed by the U.S. government or its agencies or instrumentalities, including U.S. Treasury obligations, backed by the full faith and credit of the U.S. Government, and securities of agencies of the U.S. Government including, but not

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limited to, the Federal Home Loan Mortgage Corporation, Federal National Mortgage Association and the Federal Home Loan Bank that carry no government guarantees. This Fund will also invest in high-quality, short-term debt securities. These securities will have a rating in one of the two highest rating categories for short-term debt obligations by at least one nationally recognized statistical rating organization such as Moody’s Investor Services, Inc. or Standard & Poor’s Corporation (or unrated securities of comparable quality). This Fund will invest in securities which are only denominated in U.S. dollars. Investment in the Maxim Money Market Portfolio is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in this Fund.

Maxim Short Duration Bond Portfolioseeks maximum total return that is consistent with preservation of capital and liquidity. Under normal circumstances, the Fund will invest at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in investment grade bonds. The Fund selects securities based on relative value, maturity, quality and sector. The Fund will maintain an actively managed portfolio of bonds selected from several categories including: U.S. Treasuries and agency securities; commercial and residential mortgage-backed securities; asset-backed securities; and corporate bonds. The Fund will maintain a weighted average quality of A or higher, maintain average duration between 1 to 3 years based on the adviser’s forecast for interest rates and invest up to 20% in securities of below investment grade quality (“high yield/high risk” or “junk”) bonds.

Maxim T. Rowe Price Equity/Income Portfolio seeks substantial dividend income and also long-term capital appreciation. Under normal circumstances, this Fund invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in common stocks, with 65% in the common stocks of well-established companies paying above-average dividends. This Fund emphasizes companies with favorable prospects for increasing dividend income and capital appreciation. It invests in companies which have some of the following characteristics: established operating histories; above-average current dividend yields relative to Standard & Poor’s 500 Stock Index; sound balance sheets and other financial characteristics; low price/earnings ratio relative to the S&P 500 Index; and low stock price relative to a company’s underlying value as measured by assets, earnings, cash flow or business franchises. This Fund may also invest up to 25% of its total assets in foreign securities.

T. Rowe Price Associates, Inc. is the sub-adviser to this Fund.

Maxim T. Rowe Price Mid Cap Growth seeks long-term capital appreciation. Under normal circumstances, this Fund will invest at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in the securities of issuers whose market capitalization fall within the range of companies included in either the S&P 400 MidCap Index or the Russell MidCap Growth Index, emphasizing companies whose earnings are expected to grow at a faster rate than the average mid-cap company. The Portfolio has the flexibility to purchase some larger and smaller companies that have qualities consistent with its core characteristics and may on occasion purchase a stock whose market capitalization is outside of the capitalization range of mid-cap companies. The market capitalization of the companies in the Portfolio, the S&P MidCap 400 Index, and the Russell MidCap Growth Index will change over time, and the Portfolio will not automatically sell or cease to purchase a stock of a company it already owns just because the company’s market capitalization grows or falls outside of the index ranges. This Fund selects stocks using a growth approach and invest in companies that offer proven products or services, have a historical record of above-average earnings growth, demonstrate potential for sustained earnings growth, operate in industries experiencing increasing demand, or are believed to be undervalued in the market place. This Fund may invest up to 25% of its total assets in foreign securities.

T. Rowe Price Associates, Inc. is the sub-adviser to this Fund.

Maxim U.S. Government Securities Portfolio seeks the highest level of return consistent with preservation of capital and substantial credit protection. Under normal circumstances, this Fund invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in securities issued or guaranteed by the U.S. Government or one of its agencies or instrumentalities. This Fund focuses on relative value of the

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security by analyzing the current and expected level of interest rates, and current and historical asset yields versus treasury yields. It invests in private mortgage pass-through securities and collateralized mortgage obligations (“CMOs”). CMOs may be issued by private issuers and collateralized by securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities. This Fund invests in U.S. Treasury bills, notes or bonds or in certificates (which are fully backed by the U.S. Government) representing individual interests in pools of these types of U.S. Treasury securities. The Fund also invests in dollar rolls and/or mortgage dollar rolls with up to 20% of its net assets.

Maxim Profile Portfolios

Each of the following five Profile Portfolios seeks to provide an asset allocation program designed to meet certain investment goals based on an investor’s risk tolerance.

Maxim Aggressive Profile I Portfolio seeks long-term capital appreciation primarily through investments in other mutual funds, including mutual funds that are not affiliated with Maxim Series Fund, that emphasize equity investments.

Maxim Moderately Aggressive Profile I Portfolio seeks long-term capital appreciation primarily through investments in other mutual funds, including mutual funds that are not affiliated with Maxim Series Fund, that emphasize equity investments and, to a lesser degree, emphasizing fixed income securities.

Maxim Moderate Profile I Portfolio seeks long-term capital appreciation primarily through investments in other mutual funds, including mutual funds that are not affiliated with Maxim Series Fund, with a relatively equal emphasis on equity and fixed income investments.

Maxim Moderately Conservative Profile I Portfolio seeks capital appreciation primarily through investments in other mutual funds, including mutual funds that are not affiliated with Maxim Series Fund, that emphasize fixed income investments, and, to a lesser degree, equity investments.

Maxim Conservative Profile I Portfolio seeks capital preservation primarily through investments in other mutual funds, including mutual funds that are not affiliated with Maxim Series Fund, that emphasize fixed income investments.

Neuberger Berman Advisers Management Trust (advised by Neuberger Berman Management Incorporated)

Neuberger Berman AMT Fasciano Portfolio (S Shares) seeks long-term capital growth. The Fund manager also may consider a company’s potential for current income prior to selecting it for the Fund. To pursue this goal, the Fund invests in common stocks of small-capitalization companies, which is defined as those with a total market value no more than $1.5 billion at the time the Fund first invests in them.

Neuberger Berman AMT Partners Portfolio (I Shares) seeks capital growth. The Fund invests mainly in common stocks of medium to large capitalization companies. The Fund seeks to reduce risk by diversifying among many companies and industries.

Neuberger Berman AMT Regency Portfolio (I Shares) seeks growth of capital by investing mainly in common stocks of mid-capitalization companies. The Fund seeks to reduce risk by diversifying among different companies and industries.

Neuberger Berman AMT Socially Responsive Portfolio (I Shares) seeks long-term growth of capital by investing in securities of companies that meet the Fund’s financial criteria and social policy. The Portfolio Managers employ a research driven and valuation sensitive approach to stock selection.

PIMCO Variable Insurance Trust (advised by Pacific Investment Management Company, LLC)

PIMCO VIT High Yield (Administrative Shares) seeks maximum total return, consistent with preservation of capital and prudent investment management. The Fund seeks to achieve its investment objective by investing under normal circumstances at least 80% of its assets in a diversified portfolio of high yield

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securities (“junk bonds”) rated below investment grade but rated at least Caa by Moody’s or CCC by S&P, or, if unrated, determined by PIMCO to be of comparable quality, subject to a maximum of 5% of its total assets in securities rated Caa by Moody’s or CCC by S&P, or, if unrated, determined by PIMCO to be of comparable quality. The remainder of the Fund’s assets may be invested in investment grade Fixed Income Instruments. The average portfolio duration of this Fund normally varies within a two- to six-year time frame based on PIMCO’s forecast for interest rates. The Fund may invest up to 20% of its total assets in securities denominated in foreign currencies and may invest beyond this limit in U.S. dollar-denominated securities of foreign issuers. The Fund normally will limit its exposure to foreign currency (from non-U.S. dollar-denominated securities or currencies) to 20% of its total assets.

PIMCO VIT Low Duration Bond (Administrative Shares) seeks maximum total return, consistent with preservation of capital and prudent investment management. The Fund invests at least 65% of its total assets in a diversified portfolio of fixed income instruments with a focus on investment grade short maturity fixed income securities. The Fund will normally limit its foreign currency exposure (from non-U.S. dollar-denominated securities or currencies) to 20% of its total assets.

PIMCO VIT Real Return (Administrative Shares) seeks maximum real return, consistent with preservation of real capital and prudent investment management. The Fund seeks its investment objective by investing under normal circumstances at least 80% of its net assets in inflation-indexed bonds of varying maturities issued by the U.S. and non-U.S. governments, their agencies or government-sponsored enterprises and corporations. Inflation-indexed bonds are fixed income securities that are structured to provide protection against inflation. The value of the bond’s principal or the interest income paid on the bond is adjusted to track changes in an official inflation measure. The U.S. Treasury uses the Consumer Price Index for Urban Consumers as the inflation measure. Inflation-indexed bonds issued by a foreign government are generally adjusted to reflect a comparable inflation index, calculated by that government. “Real return” equals total return less the estimated cost of inflation, which is typically measured by the change in an official inflation measure.

Effective duration takes into account that for certain bonds expected cash flows will fluctuate as interest rates change and is defined in nominal yield terms, which is market convention for most bond investors and managers. Durations for real return bonds, which are based on real yields, are converted to nominal durations through a conversion factor, typically between 20% and 90% of the respective real duration. All security holdings will be measured in effective (nominal) duration terms. Similarly, the effective duration of the Lehman Brothers U.S. TIPS Index will be calculated using the same conversion factors. The effective duration of this Fund normally varies within three years (plus or minus) of the effective duration of the Lehman Brothers U.S. TIPS Index, which as of December 31, 2006 was 6.43 years.

PIMCO VIT Total Return (Administrative Shares) seeks maximum total return, consistent with preservation of capital and prudent investment management. The Fund seeks to achieve its investment objective by investing under normal circumstances at least 65% of its total assets in a diversified portfolio of Fixed Income Instruments of varying maturities. The average portfolio duration of this Fund normally varies within a three- to six-year time frame based on PIMCO’s forecast for interest rates.

The Fund invests primarily in investment grade debt securities, but may invest up to 10% of its total assets in high yield securities (“junk bonds”) rated B or higher by Moody’s or S&P or, if unrated, determined by PIMCO to be of comparable quality. The Fund may invest up to 30% of its total assets in securities denominated in foreign currencies, and may invest beyond this limit in U.S. dollar denominated securities of foreign issuers. The Fund will normally limit its foreign currency exposure (from non-U.S. dollar-denominated securities or currencies) to 20% of its total assets.

Royce Capital Fund (advised by Royce & Associates, LLC)

Royce Micro-Cap Portfolio (Service Class Shares) seeks long-term growth of capital. The Fund invests primarily in a broadly diversified portfolio of equity securities issued by micro-cap companies, generally focusing on those that it believes are trading considerably below its estimate of their current worth, basing this assessment on factors such as balance sheet quality and cash flow levels. The Fund will invest at least

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80% of its net assets in the equity securities of micro-cap companies (which we define as companies with stock market capitalizations less than $500 million at the time of investment).

Royce Small-Cap Portfolio (Service Class Shares) seeks long-term growth of capital. The Fund invests primarily in equity securities issued by small companies. Royce generally looks for companies that have excellent business strengths and/or prospects for growth, high internal rates of return and low leverage, and that are trading significantly below its estimate of their current worth. Any production of income is incidental to the Fund’s investment goal. Normally, the Fund will invest at least 80% of its net assets in the equity securities of small-cap companies (which we define as companies with stock market capitalizations less than $2.5 billion at the time of investment).

STI Classic Variable Trust (advised by Trusco Capital Management, Inc.)

STI Classic VT Capital Appreciation Fund seeks to provide capital appreciation. It generally invests at least 80% of its net assets of large cap U.S. companies (i.e., companies with market capitalizations of at least $3 billion) that the Fund’s adviser believes have strong business fundamentals, such as revenue growth, cash flows, and earnings trends.

STI Classic VT Small Cap Value Equity Fund seeks to achieve capital appreciation with current income as a secondary investment goal. It generally invests at least 80% of its net assets in common stocks of small cap U.S. companies (i.e., companies with market capitalizations under $3 billion). In selecting investments, the Fund’s advisor chooses companies that it believes are undervalued in the market relative.

You should contact your representative for further information on the availability of the Divisions.

Each Fund is subject to certain investment restrictions and policies that may not be changed without the approval of a majority of the shareholders of the Fund. See the Fund prospectuses for further information.

We automatically reinvest all dividends and capital gain distributions from the Funds in shares of the distributing Fund at their net asset value. The income and realized and unrealized gains or losses on the assets of each Division are separate and are credited to, or charged against, the particular Division without regard to income, gains or losses from any other Division or from any other part of our business. We will use amounts you allocate to a Division to purchase shares in the corresponding Fund and will redeem shares in the Funds to meet Policy obligations or make adjustments in reserves. The Funds are required to redeem their shares at net asset value and to make payment within seven calendar days.

The Funds may also be available to separate accounts offering variable annuity, variable life products and qualified plans of other affiliated and unaffiliated insurance companies, as well as our other separate accounts. Although we do not anticipate any disadvantages to this, there is a possibility that a material conflict may arise between the interests of the Series Account and one or more of the other separate accounts participating in the Funds. A conflict may occur due to a change in law affecting the operations of variable life and variable annuity separate accounts, differences in the voting instructions of Owners and those of other companies, or some other reason. In the event of conflict, we will take any steps necessary to protect Owners, including withdrawal of the Series Account from participation in the Funds that are involved in the conflict or substitution of shares of other Funds.

Voting. We are the legal owner of all shares of the Funds held in the Divisions of the Series Account, and as such have the right to vote upon matters that are required by the 1940 Act to be approved or ratified by the shareholders of the Funds and to vote upon any other matters that may be voted upon at a shareholders' meeting. We will, however, vote shares held in the Divisions in accordance with instructions received from Owners who have an interest in the respective Divisions.

We will vote shares held in each Division for which no timely instructions from Owners are received, together with shares not attributable to a Policy, in the same proportion as those shares in that Division for which instructions are received.

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The number of shares in each Division for which instructions may be given by an Owner is determined by dividing the portion of the Account Value derived from participation in that Division, if any, by the value of one share of the corresponding Fund. We will determine the number as of the record date chosen by the Fund. Fractional votes are counted. Voting instructions will be solicited in writing at least 14 days prior to the Fund shareholders' meeting.

We may, if required by state insurance regulators, disregard voting instructions if those instructions would require shares to be voted so as to cause a change in the sub-classification or investment policies of one or more of the Funds, or to approve or disapprove an investment management contract. In addition, we may disregard voting instructions that would require changes in the investment policies or investment adviser, provided that we reasonably disapprove of those changes in accordance with applicable federal regulations. If we disregard voting instructions, we will advise you of that action and our reasons for it in our next communication to Owners.

This description reflects our current view of applicable federal securities law. Should the applicable federal securities laws change so as to permit us to vote shares held in the Series Account in our own right, we may elect to do so.

Fixed Account

The Fixed Account is part of our general account. We assume the risk of investment gain or loss on this amount. All assets in the general account are subject to our general liabilities from business operations. The Fixed Account does not participate in the investment performance of the Sub-Accounts.

The Fixed Account is not registered with the SEC under the Securities Act of 1933. Neither the Fixed Account nor the general account have been registered as an investment company under the Investment Company Act of 1940. As a result, neither the Fixed Account nor the general account are generally subject to regulation under either Act. However, certain disclosures may be subject to generally applicable provisions of the federal securities laws regarding the accuracy of statements made in registration statements.

The Fixed Account offers a guarantee of principal, after deductions for fees and expenses. We also guarantee that you will earn interest at a rate of at least 3% per year on amounts in the Fixed Account. We do not rely on predetermined formulas to set Fixed Account interest rates. We will review the interest rate at least once a year, but at the Company’s discretion We may reset the interest rate monthly. We will notify you of any changes to the Fixed Account interest rate in writing.

The Fixed Account may not be available in all states.

Charges and Deductions

Expense Charge Applied to Premium. We will deduct a maximum charge of 10% from each Premium payment to compensate us in part for sales and promotional expenses in connection with selling the Policies, such as commissions, the cost of preparing sales literature, other promotional activities and other direct and indirect expenses and will be used to cover Premium taxes and certain federal income tax obligations resulting from the receipt of Premiums.

The current expense charge applied to Premium is 10.00% of Premium up to target and 3.5% of Premium in excess of target for Policy Years 1 through 10. Your target Premium will depend on the initial Total Face Amount of your Policy, your Issue Age, your sex (except in unisex states), and rating class (if any). Thereafter, there is no charge for sales load. The current expense charge applied to Premium is 3.5% in all Policy Years.

Where permitted by applicable state insurance law, if your Policy is surrendered for the Surrender Benefit (Account Value less any outstanding Policy loans and less accrued loan interest) within the first seven Policy Years, we will return a percentage of the expense charge. The return of expense charge will be a percentage of your Account Value on the date the Request for surrender was received by us at our Corporate Headquarters. This amount will be in addition to the Surrender Benefit.

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The return of expense charge is based on the following:

The portion of the first year Policy Value Account that will be returned is equal to the dollar amount of the expense charge in the first year divided by the premium paid in the first year.

The first year percentage will be amortized over 7 years to determine the portion of the Policy Value Account in subsequent years, such that the portion in year 8 will be 0:

Amount to amortize each year = First Year Percentage divided by 7

As described under the heading "Term Life Insurance Rider" on page 32, we may offer a term life insurance rider that may have the effect of reducing the expense charge you pay on purchasing an equivalent amount of insurance. We offer this rider in circumstances that result in the savings of sales and distribution expenses and administrative costs. To qualify, a purchaser must satisfy certain criteria such as, for example, the number of Policies it expects to purchase and the expected Total Face Amount under all such Policies. Generally, the sales contacts and effort and administrative costs per Policy depend on factors, such as the purpose for which the Policies are purchased, and the characteristics of the proposed Insureds. The amount of reduction and the criteria for qualification are related to the sales effort and administrative costs resulting from sales to a qualifying Owner. Great-West from time to time may modify on a uniform basis both the amounts of reductions and the criteria for qualification. Reductions in these charges will not be unfairly discriminatory against any person, including the affected Owners funded by the Series Account.

Mortality and Expense Risk Charge. This charge is for the mortality and expense risks we assume with respect to the Policy. It is based on an annual rate that we apply against each Division of the Series Account on a daily basis. We convert the mortality and expense risk charge into a daily rate by dividing the annual rate by 365. The mortality and expense risk charge will be determined by us from time to time based on our expectations of future interest, mortality experience, persistency, expenses and taxes, but will not exceed 1.0% annually. Currently, the charge is 1.00% for Policy Years 1 through 6, 0.00% for Policy Years 7+.

The mortality risk we assume is that the group of lives insured under the Policies may, on average, live for shorter periods of time than we estimated. The expense risk we assume is that the costs of issuing and administering Policies may be more than we estimated.

Monthly Deduction. We make a monthly deduction from your Account Value on the Policy Date and the first day of each Policy Month. This monthly deduction will be charged proportionally to the amounts in the Divisions and the Fixed Account.

The monthly deduction equals the sum of (1), (2), (3) and (4) where:

(1)	is the cost of insurance charge (the monthly risk charge) equal to the current monthly risk rate (described below) multiplied by the net amount at risk divided by 1,000;
(2)	is the service charge;
(3)	is the monthly cost of any additional benefits provided by riders which are a part of your Policy; and
(4)	is any extra risk charge if the Insured is in a rated class as specified in your Policy.

The net amount at risk equals:

•	the death benefit divided by 1.00327274; less
•	your Account Value on the first day of a Policy Month prior to assessing the monthly deduction.

If there are increases in the Total Face Amount other than increases caused by changes in the death benefit option, the monthly deduction described above is determined separately for the initial Total Face Amount and each increase in the Total Face Amount. In calculating the net amount at risk, your Account Value will first be allocated to the most recent increase in the death benefit and then to each increase in the Total Face Amount in the reverse order in which the increases were made.

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Monthly Risk Rates. The monthly risk rate is used to determine the cost of insurance charge (monthly risk charge) for providing insurance coverage under the Policy. The monthly risk rate is applied to the amount at risk. The monthly risk rates (except for any such rate applicable to an increase in the Total Face Amount) are based on the length of time your Policy has been in force and the Insured's sex (in the case of non-unisex Policies) and Issue Age. If the Insured is in a rated class as specified in your Policy, we will deduct an extra risk charge that reflects that class rating. The monthly risk rates applicable to each increase in the Total Face Amount are based on the length of time the increase has been in force and the Insured's sex (in the case of non-unisex Policies), Issue Age, and class rating, if any. The monthly risk rates will be determined by us from time to time based on our expectations of future experience with respect to mortality, persistency, interest rates, expenses and taxes, but will not exceed the guaranteed maximum monthly risk rates based on the 1980 Commissioner's Standard Ordinary, Age Nearest Birthday, Male/Female, Unismoke Ultimate Mortality Table ("1980 CSO"). Our monthly risk rates for unisex Policies will never exceed a maximum based on the 1980 CSO using male lives. Currently, the guaranteed minimum monthly risk charge is $0.08 per $1000 and the guaranteed maximum is $83.33 per $1000.

The guaranteed maximum monthly risk rates reflect any class rating applicable to the Policy. We have filed a detailed statement of our methods for computing Account Values with the insurance department in each jurisdiction where the Policy was delivered. These values are equal to or exceed the minimum required by law.

The monthly risk rate is greater on policies that require less underwriting to be performed regardless of the health of the individual. Monthly risk rate charges will be greatest on guaranteed issue policies, followed by modified guaranteed issue, then fully underwritten policies.

Service Charge. We will deduct a maximum of $15.00 from your Account Value on the first day of each Policy Month to cover our administrative costs, such as salaries, postage, telephone, office equipment and periodic reports. This charge may be decreased by us from time to time based on our expectations of future expenses, but will never exceed $15.00 per Policy Month. The service charge will be deducted proportionally from the Divisions. The current service charge is $10.00 per Policy Month for Policy Years 1 through 3 and $7.50 per Policy Month thereafter.

Partial Withdrawal Fee. A maximum administrative fee of $25 will be deducted from your Account Value for all partial withdrawals after the first made in the same Policy Year. The partial withdrawal fee will be deducted proportionally from all Divisions.

Surrender Charges. Your Policy has no surrender charges.

Change of Death Benefit Option Fee. A maximum administrative fee of $100 will be deducted from your Account Value each time you change your death benefit option. The change of death benefit fee will be deducted proportionally from all Divisions.

Fund Expenses. You indirectly bear the charges and expenses of the Funds whose shares are held by the Divisions to which you allocate your Account Value. The Series Account purchases shares of the Funds at net asset value. Each Fund's net asset value reflects investment advisory fees and administrative expenses already deducted from the Fund's assets. For more information concerning the investment advisory fees and other charges against the Funds, see the Fund prospectuses and the statements of additional information for the Funds, which are available upon Request.

We may receive compensation from the investment advisers or administrators of the Funds. Such compensation will be consistent with the services we provide or the cost savings resulting from the arrangement and, therefore, may differ between Funds.

General Description of Policy

Unless otherwise indicated, the description of the Policy in this prospectus assumes that the Policy is in force, there is no Policy Debt and current federal tax laws apply. The Policy described in this prospectus is offered to corporations and other employers to provide life insurance coverage in connection with, among other things, deferred compensation plans and Employer-Financed Insurance Purchase Arrangements. We issue Policies on the lives of prospective Insureds who meet our underwriting standards.

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Policy Rights

Owner. While the Insured is alive, unless you have assigned any of these rights, you may:

•	transfer ownership to a new Owner;
•	name a contingent owner who will automatically become the Owner of the Policy if you die before the Insured;
•	change or revoke a contingent owner;
•	change or revoke a Beneficiary (unless a previous Beneficiary designation was irrevocable);
•	exercise all other rights in the Policy;
•	increase or decrease the Total Face Amount, subject to the other provisions of the Policy; and
•	change the death benefit option, subject to the other provisions of the Policy.

When you transfer your rights to a new Owner, you automatically revoke any prior contingent owner designation. When you want to change or revoke a prior Beneficiary designation, you have to specify that action. Any change of Beneficiary is subject to any existing assignment of this Policy. You do not affect a prior Beneficiary when you merely transfer ownership, or change or revoke a contingent owner designation.

You do not need the consent of a Beneficiary or a contingent owner in order to exercise any of your rights. However, you must give us written notice satisfactory to us of the Requested action. Your Request will then, except as otherwise specified herein, be effective as of the date the notice was recorded by the Company, subject to any action taken before it was received by us.

Beneficiary. The Beneficiary has no rights in the Policy until the death of the Insured, except an irrevocable Beneficiary cannot be changed without the consent of that Beneficiary. If a Beneficiary is alive at that time, the Beneficiary will be entitled to payment of the Death Benefit Proceeds as they become due.

Policy Limitations

Allocation of Net Premiums. Except as otherwise described herein, your net Premium will be allocated in accordance with the allocation percentages you select. Percentages must total 100% and can be up to two decimal places.

We will credit Premium payments received prior to the end of the free look period as described in the “Free Look Period” section of this prospectus on page 35.

You may change your allocation percentages at any time by Request.

Transfers among Divisions. Subject to our rules referenced below, which may change from time to time, you may at any time after the Free-Look Period Transfer to another Division all or a portion of the Account Value allocated to a Division. We will make Transfers pursuant to a Request.

Transfers may be Requested by indicating the Transfer of either a specified dollar amount or a specified percentage of the Division's value from which the Transfer will be made.

Transfer privileges are subject to our consent. We reserve the right to impose limitations on Transfers, including, but not limited to: (1) the minimum amount that may be Transferred; and (2) the minimum amount that may remain in a Division following a Transfer from that Division.

If a Fund elects to liquidate its assets, the Division that invests in such Fund will be closed to new investments, which means Owners will not be permitted to allocate additional amounts (either through contributions or Transfers) to the Division that invests in such Fund. If you have any assets invested in the Division that invests in such Fund subsequent to the date of liquidation, such assets will be involuntarily redeemed and invested in the Maxim Money

Market Portfolio. If you are utilizing a custom transfer feature, such as dollar cost averaging or rebalancer, and do not make alternate arrangements prior to the date of liquidation, any assets invested in, or allocations made to, such liquidated fund will be invested in the Maxim Money Market Portfolio. Transfers are limited to once every 60 days.

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Transfers from the Fixed Account may only be made once per year. The maximum to be transferred out will be the greater of 25% of your balance in the Fixed Account or the amount of the transfer in the previous 365 day period.

Market Timing & Excessive Trading. The Policies are intended for long-term investment and not for the purpose of market timing or excessive trading activity. Market timing activity may dilute the interests of Owners in the Funds. Market timing generally involves frequent or unusually large transfers that are intended to take advantage of short-term fluctuations in the value of a Fund's portfolio securities and the reflection of that change in the Fund's share price. In addition, frequent or unusually large transfers may harm performance by increasing Fund expenses and disrupting Fund management strategies. For example, excessive trading may result in forced liquidations of portfolio securities or cause the Fund to keep a relatively higher cash position, resulting in increased brokerage costs and lost investment opportunities.

We maintain procedures designed to discourage market timing and excessive trading by Owners. As part of those procedures, we will rely on the Funds to monitor for such activity. If a Fund believes such activity has occurred, we will scrutinize the Owner’s activity and request a determination from the Fund as to whether such activity constitutes market timing or excessive trading. If the Fund determines that the activity constitutes market timing or excessive trading, we will contact the Owner in writing to request that market timing and/or excessive trading stop immediately. We will then provide a subsequent report of the Owner's trading activity to the Fund. If the Fund determines that the Owner has not ceased improper trading, and upon request of the Fund, we will inform the Owner in writing that a trading restriction is being implemented. The four possible trading restrictions are:

•

Restrict the Owner to inquiry-only access for the web and voice response unit so that the Owner will only be permitted to make Transfer Requests by written Request mailed to us through U.S. mail ("U.S. Mail Restriction"); the Owner will not be permitted to make Transfer Requests via overnight mail, fax, the web, or the call center. Once the U.S. Mail Restriction has been in place for 180 days, the restricted Owner may Request that we lift the U.S. Mail Restriction by signing, dating and returning a form to us whereby the Owner acknowledges the potentially harmful effects of market timing and/or excessive trading on Funds and other investors, represent that no further market timing or excessive trading will occur, and acknowledge that we may implement further restrictions, if necessary, to stop improper trading by the Owner;

•	Close the applicable Fund to all new monies, including contributions and Transfers in;
•	Restrict all Owners to one purchase in the applicable Fund per 90 day period; or
•	Remove the Fund as an investment option and convert all allocations in that Fund to a different investment option.

The discretionary nature of our procedures creates a risk that we may treat some Owners differently than others.

Accordingly, we cannot prevent all market timing or excessive trading transfer activity before it occurs, as it may not be possible to identify it unless and until a trading pattern is established. To the extent the Funds do not detect and notify us of market timing and/or excessive trading or the trading restrictions we impose fail to curtail it, it is possible that a market timer or excessive trader may be able to make market timing and/or excessive trading transactions with the result that the management of the Funds may be disrupted and the Owners may suffer detrimental effects such as increased costs, reduced performance, and dilution of their interests in the affected Funds.

We endeavor to ensure that our procedures are uniformly and consistently applied to all Owners, and we do not exempt any Owners from these procedures. In addition, we do not enter into agreements with Owners whereby we permit market timing or excessive trading. Subject to applicable state law and the terms of each Policy, we reserve the right without prior notice to modify, restrict, suspend or eliminate the Transfer privileges (including telephone Transfers) at any time, to require that all Transfer Requests be made by you and not by your designee, and to require that each Transfer Request be made by a separate communication to us. We also reserve the right to require that each Transfer Request be submitted in writing and be signed by you.

The Funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. The prospectuses for the Funds should describe any such policies and procedures. The frequent trading policies and procedures of a Fund may be different, and more or less restrictive, than the frequent

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trading policies and procedures of other Funds and the policies and procedures we have adopted to discourage market timing and excessive trading. For example, a Fund may impose a redemption fee. Owners should also be aware that we may not have the contractual obligation or the operational capacity to apply the frequent trading policies and procedures of the respective Funds that would be affected by the Transfers.

We may revise our market timing and excessive trading policy and related procedures at our sole discretion, at any time and without prior notice, as we deem necessary or appropriate to comply with state or federal regulatory requirements or to impose additional or alternative restrictions on Owners engaging in market timing or excessive trading. In addition, our orders to purchase shares of the Funds are generally subject to acceptance by the Fund, and in some cases a Fund may reject or reverse our purchase order. Therefore, we reserve the right to reject any Owner's Transfer Request if our order to purchase shares of the Fund is not accepted by, or is reversed by, an applicable Fund.

You should note that other insurance companies and retirement plans may invest in the Funds and that those companies or plans may or may not have their own policies and procedures on frequent transfers. You should also know that the purchase and redemption orders received by the Funds generally are “omnibus” orders from intermediaries such as retirement plans or separate accounts funding variable insurance contracts. Omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan participants and/or individual owners of variable insurance contracts. The nature of such orders may limit the Funds' ability to apply their respective frequent trading policies and procedures. As a result, there is a risk that the Funds may not be able to detect potential market timing and/or excessive trading activities in the omnibus orders they receive. We cannot guarantee that the Funds will not be harmed by transfer activity relating to the retirement plans and/or other insurance companies that invest in the Funds. If the policies and procedures of other insurance companies or retirement plans fail to successfully discourage frequent transfer activity, it may affect the value of your investments in the Funds. In addition, if a Fund believes that an omnibus order we submit may reflect one or more Transfer Requests from an Owner engaged in frequent transfer activity, the Fund may reject the entire omnibus order and thereby interfere with our ability to satisfy your Request even if you have not made frequent transfers. For Transfers into more than one investment option, we may reject or reverse the entire Transfer Request if any part of it is not accepted by or is reversed by a Fund.

Exchange of Policy. You may exchange your Policy for a new policy issued by Great-West that does not provide for variable benefits. The new policy will have the same Policy Date, Issue Age, and Insured as your Policy on the date of the exchange. The exchange must be made within 24 Policy Months after the Issue Date of your Policy and all Policy Debt must be repaid.

The Total Face Amount of the new policy may not exceed the Total Face Amount of this Policy on the date of the exchange. The premium rate will be the rate used for the new policy of insurance on the Policy Date for the mortality class in which the policy has been placed. The Company will determine any other requirements or costs. Any excess Cash Surrender Value will be payable to the Owner; this distribution may be a taxable event to the Owner.

Age Requirements. An Insured's Issue Age must be between 20 and 85 for Policies issued on a fully underwritten basis and between 20 and 70 for Policies issued on a guaranteed underwriting or a modified guaranteed underwriting basis.

Policy or Registrant Changes

Addition, Deletion or Substitution of Investment Options. Shares of any or all of the Funds may not always be available for purchase by the Divisions of the Series Account, or we may decide that further investment in any such shares is no longer appropriate. In either event, shares of other registered open-end investment companies or unit investment trusts may be substituted both for Fund shares already purchased by the Series Account and/or as the security to be purchased in the future, provided that these substitutions have been approved by the SEC, to the extent necessary. We also may close a Division to future Premium allocations and Transfers of Account Value. If we do so, we will notify you and ask you to change your Premium allocation instructions. If you do not change those instructions by the Division's closing date, Premiums allocated to that Division automatically will be allocated to the Maxim Money Market Portfolio Division until you instruct us otherwise. A Division closing may affect dollar cost

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averaging and the rebalancer option. We reserve the right to operate the Series Account in any form permitted by law, to take any action necessary to comply with applicable law or obtain and continue any exemption from applicable laws, to assess a charge for taxes attributable to the operation of the Series Account or for other taxes, as described in "Charges and Deductions" beginning on page 23 of this prospectus, and to change the way in which we assess other charges, as long as the total other charges do not exceed the maximum guaranteed charges under the Policies. We also reserve the right to add Divisions, or to eliminate or combine existing Divisions or to Transfer assets between Divisions, or from any Division to our general account. In the event of any substitution or other act described in this paragraph, we may make appropriate amendment to the Policy to reflect the change.

Entire Contract. Your entire contract with us consists of the Policy, including the attached copy of your application and any attached copies of supplemental applications for increases in the Total Face Amount, any endorsements and any riders. Any illustrations prepared in connection with the Policy do not form a part of our contract with you and are intended solely to provide information about how values under the Policy, such as Cash Surrender Value, death benefit and Account Value, will change with the investment experience of the Divisions, and such information is based solely upon data available at the time such illustrations are prepared.

Alteration. Sales representatives do not have any authority to either alter or modify your Policy or to waive any of its provisions. The only persons with this authority are our president, secretary, or one of our vice presidents.

Modification. Upon notice to you, we may modify the Policy if such a modification --

•	is necessary to make the Policy or the Series Account comply with any law or regulation issued by a governmental agency to which we are, or the Series Account is, subject;
•	is necessary to assure continued qualification of the Policy under the Code or other federal or state laws as a life insurance policy;
•	is necessary to reflect a change in the operation of the Series Account or the Divisions; or
•	adds, deletes or otherwise changes Division options.

We also reserve the right to modify certain provisions of the Policy as stated in those provisions. In the event of any such modification, we may make appropriate amendment to the Policy to reflect such modification.

Assignments. During the lifetime of the Insured, you may assign all or some of your rights under the Policy. All assignments must be filed at our Corporate Headquarters and must be in written form satisfactory to us. When an assignment is filed, the Owner’s rights and those of the Beneficiary are subject to the assignment. The assignment will then be effective as of the date the original or a certify copy of the assignment is filed at Our Corporate Headquarters subject to any action taken before we received it. We are not responsible for the validity or legal effect of any assignment.

Notice and Elections. To be effective, all notices and elections under the Policy must be in writing, signed by you, and received by us at our Corporate Headquarters. Certain exceptions may apply. Unless otherwise provided in the Policy, all notices, Requests and elections will be effective when received at our Corporate Headquarters complete with all necessary information.

Account Value

Your Account Value is the sum of your interests in each Division, plus your interests in the Fixed Account, you have chosen plus the amount in your Loan Account. The Account Value varies depending upon the Premiums paid, expense charges applied to Premium, mortality and expense risk charge, service charges, monthly risk charges, partial withdrawals, fees, Policy loans, the net investment factor (described below) for the Divisions to which your Account Value is allocated and the interest credited to the Fixed Account.

We measure the amounts in the Divisions in terms of Units and Unit Values. On any given date, your interest in a Division is equal to the Unit Value multiplied by the number of Units credited to you in that Division. Amounts allocated to a Division will be used to purchase Units of that Division. Units are redeemed when you make partial withdrawals, undertake Policy loans or Transfer amounts from a Division, and for the payment of service charges, monthly risk charges and other fees. The number of Units of each Division purchased or redeemed is determined by

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dividing the dollar amount of the transaction by the Unit Value for the Division. The Unit Value for each Division was established at $10.00 for the first Valuation Date of the Division. The Unit Value for any subsequent Valuation Date is equal to the Unit Value for the preceding Valuation Date multiplied by the net investment factor (determined as provided below). The Unit Value of a Division for any Valuation Date is determined as of the close of the Valuation Period ending on that Valuation Date.

Transactions are processed on the date we receive a Premium at our Corporate Headquarters or upon approval of a Request. If your Premium or Request is received on a date that is not a Valuation Date, or after the close of the NYSE on a Valuation Date (typically 4:00 pm EST/EDT), the transaction will be processed on the next Valuation Date.

The Account Value attributable to each Division of the Series Account or the Fixed Account on the Policy Date equals:

•	that portion of net Premium received and allocated to the Division, plus
•	that portion of the net Premium received and allocated to the Fixed Account, less
•	the service charges due on the Policy Date, less
•	the monthly risk charge due on the Policy Date, less
•	the monthly risk charge for any riders due on the Policy Date.

We apply your Initial Premium on the Policy Date, which will be the Issue Date (if we have already received your Initial Premium) or the Business Day we receive a Premium equal to, or in excess of, the Initial Premium after we have approved your application.

The Account Value attributable to each Division of the Series Account on the subsequent Valuation Dates is equal to:
▪	the Account Value attributable to the Division on the preceding Valuation Date multiplied by that Division's net investment factor, plus
▪	that portion of net Premium received and allocated to the Division during the current Valuation Period, plus
▪	that portion of the value of the Loan Account Transferred to the Division upon repayment of a Policy loan during the current Valuation Period; plus
▪	any amounts Transferred by you to the Division from another Division during the current Valuation Period, less
▪	any amounts Transferred by you from the Division to another Division during the current Valuation Period, less
▪	that portion of any partial withdrawals deducted from the Division during the current Valuation Period, less
▪	that portion of any Account Value Transferred from the Division to the Loan Account during the current Valuation Period, less
▪	that portion of fees due in connection with a partial withdrawal charged to the Division, less
▪	if the first day of a Policy Month occurs during the current Valuation Period, that portion of the service charge for the Policy Month just beginning charged to the Division, less
▪	if the first day of a Policy Month occurs during the current Valuation Period, that portion of the monthly risk charge for the Policy Month just beginning charged to the Division, less
▪

if the first day of a Policy Month occurs during the current Valuation Period, that Division's portion of the cost for any riders and any extra risk charge if the Insured is in a rated class as specified in your Policy, for the Policy Month just beginning.

Net Investment Factor. The net investment factor for each Division for any Valuation Period is determined by deducting the mortality and expense risk charge for each day in the Valuation Period from the quotient of (1) and (2) where:

(1) is the net result of:

•	the net asset value of a Fund share held in the Division determined as of the end of the current Valuation Period, plus

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•	the per share amount of any dividend or other distribution declared on Fund shares held in the Division if the "ex-dividend" date occurs during the current Valuation Period, plus or minus
•

a per share credit or charge with respect to any taxes incurred by or reserved for, or paid by us if not previously reserved for, during the current Valuation Period which are determined by us to be attributable to the operation of the Division; and

(2) is the net result of:

•	the net asset value of a Fund share held in the Division determined as of the end of the preceding Valuation Period; plus or minus
•

a per share credit or charge with respect to any taxes incurred by or reserved for, or paid by us if not previously reserved for, during the preceding Valuation Period which are determined by us to be attributable to the operation of the Division.

The Fixed Account Value is

•	Premiums allocated to the Fixed Account; plus
•	Sub-Account Value transferred to the Fixed Account; plus
•	Interest credited to the Fixed Account; minus
•	Partial withdrawals from the Fixed Account including any applicable partial withdrawal charges; minus
•	Transfers from the Fixed Account, including any applicable transfer charges

During any policy month the Fixed Account Value will be calculated on a consistent basis. For purposes of crediting interest, policy value deducted, transferred or withdrawn from the Fixed Account is accounted for on a first in first out basis.

The mortality and expense risk charge for the Valuation Period is the annual mortality and expense risk charge divided by 365 multiplied by the number of days in the Valuation Period.

The net investment factor may be greater or less than or equal to one.

Splitting Units. We reserve the right to split or combine the value of Units. In effecting any such change, strict equity will be preserved and no such change will have a material effect on the benefits or other provisions of your Policy.

Other Provisions and Benefits

Misstatement of Age or Sex (Non-Unisex Policy). If the age or (in the case of a non-unisex Policy) sex of the Insured is stated incorrectly in your Policy application or rider application, we will adjust the amount payable appropriately as described in the Policy.

If we determine that the Insured was not eligible for coverage under the Policy after we discover a misstatement of the Insured's age, our liability will be limited to a return of Premiums paid, less any partial withdrawals, any Policy Debt, and the cost for any rider.

Suicide. If the Insured, whether sane or insane, commits suicide within two years after your Policy's Issue Date or Reinstatement Issue Date (one year if your Policy is issued in Colorado or North Dakota), we will not pay any part of the Death Benefit Proceeds. We will pay the Beneficiary the Premiums paid, less the amount of any Policy Debt, any partial withdrawals and the cost for rider

If the Insured, whether sane or insane, commits suicide within two years after the effective date of an increase in the Total Face Amount (one year if your Policy is issued in Colorado or North Dakota), then our liability as to that increase will be the cost of insurance for that increase and that portion of the Account Value attributable to that increase. The Total Face Amount of the Policy will be reduced to the Total Face Amount that was in effect prior to the increase.

Incontestability. All statements made in the application or in a supplemental application are representations and not warranties. We relied and will continue to rely on those statements when approving the issuance, increase in face

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amount, increase in death benefit over Premium paid, or change in death benefit option of the Policy. In the absence of fraud, we can use no statement in defense of a claim or to cancel the Policy for misrepresentation unless the statement was made in the application or in a supplemental application. After the Policy has been in force during the lifetime of the Insured for a period of two years from its Issue Date, we cannot contest it for misrepresentation. However, any increase in the Total Face Amount which is effective after the Issue Date will be incontestable only after such increase has been in force during the lifetime of the Insured for two years from the effective date of coverage of such increase.

Paid-Up Life Insurance. When the Insured reaches Attained Age 100 (if your Policy is in force at that time), the entire Account Value of your Policy (less outstanding Policy Debt) will be applied as a single Premium to purchase "paid-up" insurance. Outstanding Policy Debt will be repaid at this time. The net single Premium for this insurance will be based on the 1980 Commissioner's Standard Ordinary, Sex Distinct, Non-Smoker Mortality Table and 4% interest. The cash value of your paid-up insurance, which initially is equal to the net single Premium, will remain in the Divisions of the Series Account in accordance with your then current allocation. While the paid-up life insurance is in effect your assets will remain in the Series Account. You may change your Division allocation instructions and you may Transfer your cash value among the Divisions. All charges under your Policy, to the extent applicable, will continue to be assessed, except we will no longer make a deduction each Policy Month for the monthly risk charge. Your death benefit will be fixed by the Code for insureds age 99. As your Account Value changes based on the investment experience of the Divisions, the death benefit will increase or decrease accordingly. You may surrender the paid-up insurance Policy at any time and, if surrendered within 30 days of a Policy Anniversary, its cash value will not be less than it was on that Policy Anniversary. Please see "Federal Income Tax Considerations -- Treatment When Insured Reaches Attained Age 100" on page 42.

Supplemental Benefits. The following supplemental benefit rider is available, subject to certain limitations. An additional monthly risk charge will be assessed for each rider that is in force as part of the monthly deduction from your Account Value. If a supplemental benefit rider is terminated, the monthly risk charge for such rider will end immediately. See fee tables beginning on page 9.

Term Life Insurance Rider. This rider provides term life insurance on the Insured. Coverage is renewable annually until the Insured's Attained Age 100. The amount of coverage provided under this rider varies from month to month as described below. We will pay the rider's death benefit to the Beneficiary when we receive Due Proof of death of the Insured while this rider is in force.

This rider provides the same two death benefit options as your Policy. The option you choose under the rider must at all times be the same as the option you have chosen for your Policy. The rider's death benefit will be determined at the beginning of each Policy Month in accordance with one of those options. For each of the options, any outstanding Policy Debt will reduce your death benefit.

If you purchase this rider, the Total Face Amount shown on your Policy's specifications page will be equal to the minimum amount of coverage provided by this rider plus the base face amount (which is the minimum death benefit under your Policy without the rider’s death benefit). By Request, the Owner may increase or decrease the rider Face Amount, subject to the Company’s approval. The minimum decrease amount for the Total Face Amount is $25,000 and the minimum increase for the Total Face Amount is $25,000. The Total Face Amount may not be decreased below $100,000 without prior approval from the Company.

The minimum allocation of Total Face Amount between your Policy and the rider is 20% and 80% at inception, respectively. The total Death Benefit Payable under the rider and the Policy will be determined as described in "Death Benefit" below, using the Total Face Amount shown on your Policy’s specifications page.

Coverage under this rider will take effect on the latter of:

•	the Policy Date of the Policy to which this rider is attached; or
•	the Policy Anniversary following our approval of your Request to add this rider to your Policy, subject to the deduction of the first monthly risk charge for the rider.

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The monthly risk rate for this rider will be the same as that used for the Policy and the monthly risk charge for the rider will be determined by multiplying the monthly risk rate by the rider's death benefit. This charge will be calculated on the first day of each Policy Month and added to the Policy's monthly risk charge.

If you purchase this rider, the target Premium amount, to which the sales charge applies, will be proportionately lower as a result of a reduction in commission payments.Commissions payable to sales representatives for the sale of the Policy are calculated based on the total Premium payments. As a result, this rider generally is not offered in connection with any Policy with annual Premium payments of less than $100,000, except for policies issued on a guaranteed issue basis. In our discretion, we may decline to offer this rider or refuse to consent to a proposed allocation of coverage between a Policy and term rider.

If this rider is offered, the commissions will vary depending on the allocation of your coverage between the Policy and the term rider. The same initial Death Benefit will result in the highest commission when there is no term rider, with the commission declining as the portion of the Death Benefit coverage allocated to the term rider increases. Thus, the lowest commission amount is payable, and the lowest amount of sales charges deducted from your Premiums will occur, when the maximum term rider is purchased.

You may terminate this rider by Request. This rider also will terminate on the earliest of the following dates:

•	the date the Policy is surrendered or terminated;
•	the expiration of the grace period of the Policy; or
•	the death of the Insured.

Report to Owner. We will maintain all records relating to the Series Account, the Divisions and the Fixed Account. We will send you a report at least once each Policy Year within 30 days after a Policy Anniversary. The report will show current Account Value, current allocation in each Division, death benefit, Premiums paid, investment experience since your last report, deductions made since the last report, and any further information that may be required by laws of the state in which your Policy was issued. It will also show the balance of any outstanding Policy loans and accrued interest on such loans. There is no charge for this report.

In addition, we will send you the financial statements of the Funds and other reports as specified in the 1940 Act. We also will mail you confirmation notices or other appropriate notices of Policy transactions quarterly or more frequently within the time periods specified by law. Please give us prompt written notice of any address change. Please read your statements and confirmations carefully and verify their accuracy and contact us promptly with any questions.

Dollar Cost Averaging. By Request, you may elect dollar cost averaging in order to purchase Units of the Divisions over a period of time. There is no charge for this service.

Dollar cost averaging permits you to automatically Transfer a predetermined dollar amount, subject to our minimum, at regular intervals from any one or more designated Divisions to one or more of the remaining, then available Divisions. The Unit Value will be determined on the dates of the Transfers. You must specify the percentage to be Transferred into each designated Division. Transfers may be set up on any one of the following frequency periods: monthly, quarterly, semiannually, or annually. The Transfer will be initiated one frequency period following the date of your Request. We will provide a list of Divisions eligible for dollar cost averaging that may be modified from time to time. You may not participate in dollar cost averaging and the rebalancer option (described below) at the same time. Participation in dollar cost averaging does not assure a greater profit, or any profit, nor will it prevent or necessarily alleviate losses in a declining market. We reserve the right to modify, suspend, or terminate dollar cost averaging at any time.

Rebalancer Option. By Request, you may elect the rebalancer option in order to automatically Transfer Account Value among the Divisions on a periodic basis. There is no charge for this service. This type of transfer program automatically reallocates your Account Value so as to maintain a particular percentage allocation among Divisions chosen by you. The amount allocated to each Division will grow or decline at different rates depending on the investment experience of the Divisions. Rebalancing does not change your Premium allocation unless that option is checked on the rebalancer Request. Your Premium allocation can also be changed by written Request at the address on the first page of this prospectus.

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You may Request that rebalancing occur one time only, in which case the Transfer will take place on the date of the Request.

You may also choose to rebalance your Account Value on a quarterly, semiannual, or annual basis, in which case the first Transfer will be initiated one frequency period following the date of your Request. On that date, your Account Value will be automatically reallocated to the selected Divisions. Thereafter, your Account Value will be rebalanced once each frequency period. In order to participate in the rebalancer option, your entire Account Value must be included. Transfers made with these frequencies will not count against the 12 free Transfers allowed in a Policy Year.

You must specify the percentage of Account Value to be allocated to each Division and the frequency of rebalancing. You may terminate the rebalancer option at any time by Request.

You may not participate in the rebalancer option and dollar cost averaging at the same time. Participation in the rebalancer option does not assure a greater profit, or any profit, nor will it prevent or necessarily alleviate losses in a declining market. The Company reserves the right to modify, suspend, or terminate the rebalancer option at any time.

Non-Participating. The Policy does not pay dividends.

Premiums

Policy Application, Issuance and Initial Premium. To purchase a Policy, you must submit an application to our Corporate Headquarters. We will then follow our underwriting procedures designed to determine your insurability. We may require full underwriting, which includes a medical examination and further information, before your application may be approved. We also may offer the Policy on a modified guaranteed issue underwriting or guaranteed issue basis. Applicants must be acceptable risks based on our applicable underwriting limits and standards. We will not issue a Policy until the underwriting process has been completed to our satisfaction. We reserve the right to reject an application for any lawful reason or to "rate" an Insured as a substandard risk, which will result in increased monthly risk rates. The monthly risk rate also may vary depending on the type of underwriting we use.

You must specify certain information in the application, including the Total Face Amount, the death benefit option and supplemental benefits, if any. The Total Face Amount generally may not be decreased below $100,000.

Upon approval of the application, we will issue to you a Policy. A specified Initial Premium must be paid before we issue the Policy. The effective date of coverage for your Policy (which we call the "Policy Date") will be the date we receive a Premium equal to or in excess of the specified Initial Premium after we have approved your application. If your Premium payment is received on the 29th, 30th or 31st of a month, the Policy will be dated the 28th of that month.

We generally do not accept Premium payments before approval of an application; however, at our discretion, we may elect to do so. While your application is in underwriting, if we accept your Premium payment before approval of your application, we will provide you with temporary insurance coverage in accordance with the terms of our temporary insurance agreement. In our discretion, we may limit the amount of Premium we accept and the amount of temporary coverage we provide. If we approve your application, we will allocate your Premium payment to the Series Account or Fixed Account on the Policy Date, as described below. Otherwise, we will promptly return your payment to you. We will not credit interest to your Premium payment for the period while your application is in underwriting.

We reserve the right to change the terms or conditions of your Policy to comply with differences in applicable state law. Variations from the information appearing in this prospectus due to individual state requirements are described in supplements that are attached to this prospectus or in endorsements to the Policy, as appropriate.

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Free Look Period. During the free look period (ten days or longer where required by law), you may cancel your Policy. If you exercise the free look privilege, you must return the Policy to our Corporate Headquarters or to the representative from whom you purchased the Policy.

Generally, net Premium will be allocated to the Divisions you selected on the application. However, under certain circumstances described below, the net Premium will first be allocated to the Maxim Money Market Division and remain there until the next Valuation Date following the end of the free look period plus five calendar days. On that date, the Sub-Account value held in the Maxim Money Market Division will be allocated to the Division(s) selected by you. If your Premium payments are received after 4:00 PM EST/EDT, such payments will be credited on the next Valuation Date. Regardless of when the payment is credited, you will receive the utilized values from the date we received your payment.

During the free look period, you may not change your Division allocations but you may change your allocation percentages.

Policies returned during the free look period will be void from the Issue Date. In some states, we will refund your current Account Value plus the return of any expense charges deducted. In those states, this amount may be higher or lower than your Premium payments, which means you bear the investment risk during the free look period.

Certain states require that we return the greater of your Account Value (less any surrenders, withdrawals and distributions already received) or the amount of the Premiums received. In those states, we will allocate your net Premium payments to the Maxim Money Market Division. We will Transfer the Account Value in that Division to the other Divisions of the Series Account in accordance with your most recent allocation instructions on file at the end of the free look period.

Premium. All Premium payments must be made payable to "Great-West Life & Annuity Insurance Company" and mailed to our Corporate Headquarters. The Initial Premium will be due and payable on or before your Policy's Issue Date. The minimum Initial Premium will vary based on various factors, including the age of the Insured and the death benefits option you select, but may not be less than $5,000.00. You may pay additional Premium payments to us in the amounts and at the times you choose, prior to the date the Paid-Up Life Insurance Provision goes into effect and subject to the limitations described below. To find out whether your Premium payment has been received, contact us at the address or telephone number shown on the first page of this prospectus.

We reserve the right to limit the number of Premium payments we accept on an annual basis. No Premium payment may be less than $100 per Policy without our consent, although we will accept a smaller Premium payment if necessary to keep your Policy in force. We reserve the right to restrict or refuse any Premium payments that exceed the Initial Premium amount shown on your Policy. We also reserve the right not to accept a Premium payment that causes the death benefit to increase by an amount that exceeds the Premium received. Evidence of insurability satisfactory to us may be required before we accept any such Premium.

We will not accept Premium payments that would, in our opinion, cause your Policy to fail to qualify as life insurance under applicable federal tax law. If a Premium payment is made in excess of these limits, we will accept only that portion of the Premium within those limits, and will refund the remainder to you.

Net Premiums. The net Premium is the amount you pay as the Premium less any expense charges applied to Premiums. See "Charges and Deductions - - Expense Charge Applied to Premium," on page 23.

Planned Periodic Premiums. While you are not required to make additional Premium payments according to a fixed schedule, you may select a planned periodic Premium schedule and corresponding billing period, subject to our limits. We will send you reminder notices for the planned periodic Premium, unless you Request to have reminder notices suspended. You are not required, however, to pay the planned periodic Premium; you may increase or decrease the planned periodic Premium subject to our limits, and you may skip a planned payment or make unscheduled payments. Depending on the investment performance of the Divisions you select, the planned periodic Premium may not be sufficient to keep your Policy in force, and you may need to change your planned payment schedule or make additional payments in order to prevent termination of your Policy.

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Death Benefits

Death Benefit. If your Policy is in force at the time of the Insured's death, we will pay the Beneficiary an amount based on the death benefit option you select once we have received Due Proof of the Insured's death. The amount payable will be:

•	the amount of the selected death benefit option, less
•	the value of any Policy Debt on the date of the Insured's death, less
•	any accrued and unpaid Policy charges.

We will pay this amount to the Beneficiary in one lump sum, unless the Beneficiary and we agree on another form of settlement. We will pay interest, at a rate not less than that required by law, on the amount of Death Benefit Proceeds, if payable in one lump sum, from the date of the Insured's death to the date of payment.

In order to meet the definition of life insurance under the Code, section 7702 of the Code defines alternative testing procedures for the minimum death benefit under a Policy. See "Federal Income Tax Considerations - Tax Status of the Policy," on page 40. The Policy must qualify under cash value accumulation test (“ CVAT”).

Under the testing procedure, there is a minimum death benefit required at all times equal to your Account Value multiplied by some pre-determined factor. The factors used to determine the minimum death benefit depend on the testing procedure chosen and vary by age. The factors used for the CVAT are set forth in your Policy.

The Policy has two death benefit options.

Option 1. The "Level Death" Option. Under this option, the death benefit is—

▪	the Policy's Total Face Amount on the date of the Insured's death less any partial withdrawals; or if greater,
▪	the Account Value on the date of death multiplied by the applicable factor shown in the table set forth in Appendix B or in your Policy.

This death benefit option should be selected if you want to minimize your cost of insurance (monthly risk charge).

Option 2. The "Coverage Plus" Option. Under this option, the death benefit is –

▪	the sum of the Total Face Amount and Account Value of the Policy on the date of the Insured's death less any partial withdrawals; or if greater,
▪	the Account Value on the date of death multiplied by the applicable factor shown in the table set forth in Appendix B or in your Policy.

This death benefit option should be selected if you want your death to increase with your Account Value.

Your Account Value and death benefit fluctuate based on the performance of the investment options you select and the expenses and deductions charged to your account.

See the "Account Value" and "Charges and Deductions" sections of the prospectus.

There is no minimum death benefit guarantee associated with this Policy.

Changes in Death Benefit Option. After the first Policy Year, but not more than once each Policy Year, you may change the death benefit option by Request. Any change will be effective on the first day of the Policy Month following the date we approve your Request. A maximum administrative fee of $100 will be deducted from your Account Value each time you change your death benefit option.

A change in the death benefit option will not change the amount payable upon the death of the Insured on the date of change. Any change is subject to the following conditions:

•

If the change is from option 1 to option 2, the new Total Face Amount, at the time of the change, will equal the prior Total Face Amount less the Account Value. Evidence of insurability may be required.

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•	If the change is from option 2 to option 1, the new Total Face Amount, at the time of the change, will equal the prior Total Face Amount plus the Account Value.

Changes in Total Face Amount. You may increase or decrease the Total Face Amount of your Policy at any time within certain limits.

Minimum Changes. Each increase or decrease in the Total Face Amount must be at least $25,000. We reserve the right to change the minimum amount by which you may change the Total Face Amount.

Increases. To Request an increase, you must provide satisfactory evidence of the Insured's insurability. Once approved by us, an increase will become effective on the Policy Anniversary following our approval of your Request, subject to the deduction of the first Policy Month's monthly risk charge, service charge, any extra risk charge if the Insured is in a rated class and the cost of any riders.

Each increase to the Total Face Amount is considered to be a new segment to the Policy. When an increase is approved, Premium is allocated against the original Policy segment up to the seven-pay Premium limit established on the Issue Date. Any excess Premium is then allocated toward the new segment. Each segment will have a separate target Premium associated with it. The expense charge applied to Premium is higher up to target and lower for Premium in excess of the target as described in detail in the “Charges and Deductions” section of this Prospectus. The expense charge formula will apply to each segment based on the target Premium for that segment. In addition, each segment will have a new incontestability period and suicide exclusion period as described in the "Other Provisions and Benefits" section of this Prospectus.

Decreases. A decrease will become effective at the beginning of the next Policy Month following our approval of your Request. The Total Face Amount after the decrease must be at least $100,000.

For purposes of the incontestability provision of your Policy, any decrease in Total Face Amount will be applied in the following order:

•	first, to the most recent increase;
•	second, to the next most recent increases, in reverse chronological order; and
•	finally, to the initial Total Face Amount.

Surrenders and Withdrawals

Surrenders. You may surrender your Policy for its Cash Surrender Value at any time while the Insured is living. If you do, the insurance coverage and all other benefits under the Policy will terminate. To surrender your Policy, contact us at the address or telephone number shown on the first page of this prospectus. We will send you the paperwork necessary for you to Request the surrender of your Policy. The proceeds of a surrender will be payable within seven days of our receipt of the completed Request.

We will determine your Cash Surrender Value as of the end of the first Valuation Date after we receive your Request for surrender. If you withdraw part of the Cash Surrender Value, your Policy's death benefit will be reduced and you may incur taxes and tax penalties. You may borrow from us using your Account Value as collateral.

A surrender may have tax consequences, including tax penalties. See “Federal Income Tax Considerations – Tax Treatment of Policy Benefits,” beginning on page 40 of this prospectus.

Partial Withdrawal. You may Request a partial withdrawal of Account Value at any time while the Policy is in force. The amount of any partial withdrawal must be at least $500 and may not exceed 90% of your Account Value less the value of the Loan Account. A partial withdrawal fee will be deducted from your Account Value for all partial withdrawals after the first made during the same Policy Year. This administrative fee is guaranteed to be no greater than $25. To Request a partial withdrawal, contact us at the address or telephone number shown on the first page of this prospectus. We will send you the paperwork necessary for you to request a withdrawal from your

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Policy. The proceeds of any such partial withdrawal will be payable within seven days of our receipt of the completed Request.

The Death Benefit Proceeds will be reduced by the amount of any partial withdrawals.

Your Account Value will be reduced by the amount of a partial withdrawal. The amount of a partial withdrawal will be withdrawn from the Divisions in proportion to the amounts in the Divisions bearing on your Account Value. You cannot repay amounts taken as a partial withdrawal. Any subsequent payments received by us will be treated as additional Premium payments and will be subject to our limitations on Premiums.

A partial withdrawal may have tax consequences. See "Federal Income Tax Considerations - - Tax Treatment of Policy Benefits," beginning on page 40 of this prospectus.

Loans

Policy Loans. You may Request a Policy loan of up to 90% of your Account Value, decreased by the amount of any outstanding Policy Debt on the date the Policy loan is made. When a Policy loan is made, a portion of your Account Value equal to the amount of the Policy loan will be allocated to the Loan Account as collateral for the loan. This amount will not be affected by the investment experience of the Series Account while the loan is outstanding and will be subtracted from the Divisions in proportion to the amounts in the Divisions bearing on your Account Value. The minimum Policy loan amount is $500.

The interest rate on the Policy loan will be determined annually, using a simple interest formula, at the beginning of each Policy Year. That interest rate will be guaranteed for that Policy Year and will apply to all Policy loans outstanding during that Policy Year. Interest is due and payable on each Policy Anniversary. Interest not paid when due will be added to the principal amount of the loan and will bear interest at the loan interest rate.

Presently, the maximum interest rate for Policy loans is The Moody's Corporate Bond Yield Average - Monthly Average Corporates, which is published by Moody's Investor Service, Inc. If the Moody’s Corporate Bond Yield Average ceases to be published, the maximum interest rate for Policy loans will be derived from a substantially similar average adopted by your state's Insurance Commissioner.

We must reduce our Policy loan interest rate if the maximum loan interest rate is lower than the loan interest rate for the previous Policy Year by one-half of one percent or more.

We may increase the Policy loan interest rate but such increase must be at least one-half of one percent. No increase may be made if the Policy loan interest rate would exceed the maximum loan interest rate. We will send you advance notice of any increase in the Policy loan rate.

Interest will be credited to amounts held in the Loan Account using a compound interest formula. The rate will be no less than the Policy loan interest rate then in effect less a maximum of 1.0%.

All payments we receive from you will be treated as Premium payments unless we have received notice, in form satisfactory to us, that the funds are for loan repayment. If you have a Policy loan, it is generally advantageous to repay the loan rather than make a Premium payment because Premium payments incur expense charges whereas loan repayments do not. Loan repayments will first reduce the outstanding balance of the Policy loan and then accrued but unpaid interest on such loans. We will accept repayment of any Policy loan at any time while the Policy is in force. Amounts paid to repay a Policy loan will be allocated to the Divisions in accordance with your allocation instructions then in effect at the time of repayment. Any amount in the Loan Account used to secure the repaid loan will be allocated back to the Sub-Accounts.

A Policy loan, whether or not repaid, will affect the Death Benefit Proceeds, payable upon the Insured's death, and the Account Value because the investment results of the Divisions do not apply to amounts held in the Loan Account. The longer a loan is outstanding, the greater the effect is likely to be, depending on the investment results of the Divisions while the loan is outstanding. The effect could be favorable or unfavorable.

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Lapse and Reinstatement

Lapse and Continuation of Coverage. If you cease making Premium payments, coverage under your Policy and any riders to the Policy will continue until your Account Value, less any Policy Debt, is insufficient to cover the monthly deduction. When that occurs, the grace period will go into effect.

Grace Period. Except for the first Premium, if the Account Value, less any Policy Debt, on the last day of a Policy Month, is not sufficient to cover the monthly deduction for the cost of insurance, then your Policy will enter the grace period described below. If you do not pay sufficient additional Premiums during the grace period, your Policy will terminate without value.

The grace period will allow 61 days for the payment of Premium sufficient to keep the Policy in force. Any such Premium must be in an amount sufficient to cover deductions for the monthly risk charge, the service charge, the cost for any riders and any extra risk charge if the Insured is in a rated class for the next two Policy Months. Notice of Premium due will be mailed to your last known address or the last known address of any assignee of record at least 31 days before the date coverage under your Policy will cease. If the Premium due is not paid within the grace period, then the Policy and all rights to benefits will terminate without value at the end of the 61-day period. The Policy will continue to remain in force during this grace period. If the Death Benefit Proceeds become payable by us during the grace period, then any due and unpaid Policy charges will be deducted from the amount payable by us.

Termination of Policy. Your Policy will terminate on the earliest of the date we receive your Request to surrender, the expiration date of the grace period due to insufficient value or the date of death of theInsured. Upon lapse or termination, the Policy no longer provides insurance benefits.

Reinstatement. Before the Insured’s death, we will reinstate your Policy, provided that the Policy has not been surrendered, and provided further that:

•	you make your reinstatement Request within three years from the date of termination;
•	you submit satisfactory evidence of insurability to us:
•	you pay an amount equal to the Policy charges which were due and unpaid at the end of the grace period;
•	you pay a Premium equal to four times the monthly deduction applicable on the date of reinstatement; and
•

you repay or reinstate any Policy loan that was outstanding on the date coverage ceased, including interest at 6.00% per year compounded annually from the date coverage ceased to the date of reinstatement of your Policy.

A reinstated Policy’s Total Face Amount may not exceed the Total Face Amount at the time of termination. Your Account Value on the reinstatement date will reflect:

•	the Account Value at the time of termination; plus
•	net Premiums attributable to Premiums paid to reinstate the Policy; less
•	the monthly expense charge; less
•	the monthly cost of insurance charge applicable on the date of reinstatement; less
•	the expense charge applied to Premium.

The effective date of reinstatement will be the date the application for reinstatement is approved by us.

Deferral of Payment. We will usually pay any amount due from the Series Account within seven days after the Valuation Date following your Request giving rise to such payment or, in the case of death of the Insured, Due Proof of such death. Payment of any amount payable from the Series Account on death, surrender, partial withdrawal, or Policy loan may be postponed whenever:

•	the NYSE is closed other than customary weekend and holiday closing, or trading on the NYSE is otherwise restricted;
•	the SEC, by order, permits postponement for the protection of Owners; or
•

an emergency exists as determined by the SEC, as a result of which disposal of securities is not reasonably practicable, or it is not reasonably practicable to determine the value of the assets of the Series Account.

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Federal Income Tax Considerations

The following summary provides a general description of the federal income tax considerations associated with the Policy and does not purport to be complete or to cover all situations. This discussion is not intended as tax advice. You should consult counsel or other competent tax advisers for more complete information. This discussion is based upon our understanding of the Internal Revenue Service’s (the "IRS") current interpretation of current federal income tax laws. We make no representation as to the likelihood of continuation of the current federal income tax laws or of the current interpretations by the IRS. We do not make any guarantee regarding the tax status of any Policy or any transaction regarding the Policy.

Tax Status of the Policy

A Policy has certain tax advantages when treated as a life insurance contract within the meaning of section 7702 of the Code. We believe that the Policy meets the section 7702 definition of a life insurance contract and will take whatever steps are appropriate and reasonable to attempt to cause the Policy to comply with section 7702. We reserve the right to amend the Policies to comply with any future changes in the Code, any regulations or rulings under the Code and any other requirements imposed by the IRS.

Diversification of Investments. Section 817(h) of the Code requires that the investments of each Division of the Series Account be "adequately diversified" in accordance with certain Treasury Department regulations. Disqualification of the Policy as a life insurance contract for failure to comply with the diversification requirements would result in the imposition of federal income tax on you with respect to the earnings allocable to the Policy prior to the receipt of payments under the Policy. We believe that the Divisions will be adequately diversified.

Policy Owner Control. In connection with its issuance of temporary and proposed regulations under Section 817(h) in 1986, the Treasury Department announced that those regulations did not "provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the Owner), rather than the insurance company to be treated as the owner of the assets in the account" (which would result in the current taxation of the income on those assets to the Owner). In Revenue Ruling 2003-91, the IRS provided such guidance by describing the circumstances under which the owner of a variable contract will not possess sufficient control over the assets underlying the contract to be treated as the owner of those assets for federal income tax purposes. Rev. Rul. 2003-91 states that the determination of whether the owner of a variable contract is to be treated as the owner of the assets held by the insurance company under the contract will depend on all of the facts and circumstances. We do not believe that your ownership rights under the Policy would result in your being treated as the Owner of the assets of the Policy under Rev. Rul. 2003-91. However, we do not know whether additional guidance will be provided by the IRS on this issue and what standards may be contained in such guidance. Therefore, we reserve the right to modify the Policy as necessary to attempt to prevent an Owner from being considered the owner of a pro rata share of the assets of the Policy.

The following discussion assumes that your Policy will qualify as a life insurance contract for federal income tax purposes.

Tax Treatment of Policy Benefits

Life Insurance Death Benefit Proceeds. In general, the amount of the Death Benefit Payable under your Policy is excludible from the Beneficiary’s gross income under the Code.

If the death benefit is not received in a lump sum and is, instead, applied under a proceeds option agreed to by us and the Beneficiary, payments generally will be prorated between amounts attributable to the death benefit, which will be excludible from the Beneficiary's income, and amounts attributable to interest (occurring after the Insured's death), which will be includable in the Beneficiary's income.

Tax Deferred Accumulation. Any increase in your Account Value is generally not taxable to you. If you receive or are deemed to receive amounts from the Policy before the Insured dies, see the following section entitled “Distributions” for a more detailed discussion of the taxability of such payments.

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Depending on the circumstances, any of the following transactions may have federal income tax consequences:

•	the exchange of a Policy for a life insurance, endowment or annuity contract;
•	a change in the death benefit option;
•	a Policy loan;
•	a partial surrender;
•	a complete surrender;
•	a change in the ownership of a Policy;
•	a change of the named Insured; or
•	an assignment of a Policy.

In addition, federal, state and local transfer and other tax consequences of ownership or receipt of Death Benefit Proceeds will depend on your circumstances and those of the named Beneficiary. Whether partial withdrawals (or other amounts deemed to be distributed) constitute income subject to federal income tax depends, in part, upon whether your Policy is considered a MEC.

Surrenders. If you surrender your Policy, you will recognize ordinary income to the extent the Account Value exceeds the "investment in the contract," which is generally the total of Premiums and other consideration paid for the Policy, less all amounts previously received under the Policy to the extent those amounts were excludible from gross income.

Modified Endowment Contracts. Section 7702A of the Code treats certain life insurance contracts as MECs. In general, a Policy will be treated as a MEC if total Premiums paid at any time during the first seven Policy Years exceed the sum of the net level Premiums which would have been paid on or before that time if the Policy provided for paid-up future benefits after the payment of seven level annual Premiums ("seven-pay test"). In addition, a Policy may be treated as a MEC if there is a "material change" of the Policy.

We will monitor your Premium payments and other Policy transactions and notify you if a payment or other transaction might cause your Policy to become a MEC. We will not invest any Premium or portion of a Premium that would cause your Policy to become a MEC without instruction to do so from you. We will promptly notify you or your agent of the excess cash received. We will not process the Premium payment unless we receive a MEC acceptance form or Policy change form within 48 hours of receipt of the excess funds. If paperwork is received that allows us to process the excess cash, the effective date will be the date of the new paperwork.

Further, if a transaction occurs which decreases the Total Face Amount of your Policy during the first seven years, we will retest your Policy, as of the date of its purchase, based on the lower Total Face Amount to determine compliance with the seven-pay test. Also, if a decrease in Total Face Amount occurs within seven years of a "material change," we will retest your Policy for compliance as of the date of the "material change." Failure to comply in either case would result in the Policy's classification as a MEC regardless of our efforts to provide a payment schedule that would not otherwise violate the seven-pay test.

The rules relating to whether a Policy will be treated as a MEC are complex and cannot be fully described in the limited confines of this summary. Therefore, you should consult with a competent tax adviser to determine whether a particular transaction will cause your Policy to be treated as a MEC.

Distributions

Distributions Under a Policy That Is Not a MEC. If your Policy is not a MEC, a distribution is generally treated first as a tax-free recovery of the "investment in the contract," and then as a distribution of taxable income to the extent the distribution exceeds the "investment in the contract." An exception is made for cash distributions that occur in the first 15 Policy Years as a result of a decrease in the death benefit or other change that reduces benefits under the Policy that are made for purposes of maintaining compliance with section 7702. Such distributions are taxed in whole or part as ordinary income (to the extent of any gain in the Policy) under rules prescribed in section 7702.

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If your Policy is not a MEC, Policy loans and loans secured by the Policy are generally not treated as distributions. Such loans are instead generally treated as your indebtedness.

Finally, if your Policy is not a MEC, distributions (including distributions upon surrender), Policy loans and loans secured by the Policy are not subject to the ten percent additional tax applicable to distributions from a MEC.

Distributions Under Modified Endowment Contracts. If treated as a MEC, your Policy will be subject to the following tax rules:

•

First, partial withdrawals are treated as ordinary income subject to ordinary income tax up to the amount equal to the excess (if any) of your Account Value immediately before the distribution over the "investment in the contract" at the time of the distribution.

•	Second, Policy loans and loans secured by a Policy are treated as partial withdrawals and taxed accordingly. Any past-due loan interest that is added to the amount of the loan is treated as a loan.
•

Third, a ten percent additional penalty tax is imposed on that portion of any distribution (including distributions upon surrender), Policy loan, or loan secured by a Policy, that is included in income, except where the distribution or loan is made to a taxpayer that is a natural person, and:

1.	made when the taxpayer is age 59½ or older;
2.	attributable to the taxpayer becoming disabled; or
3.

is part of a series of substantially equal periodic payments (not less frequently than annually) for the duration of the taxpayer’s life (or life expectancy) or for the duration of the longer of the taxpayer’s or the Beneficiary's life (or life expectancies).

Multiple Policies. All MECs issued by us (or our affiliates) to you during any calendar year will be treated as a single MEC for purposes of determining the amount of a Policy distribution that is taxable to you.

Treatment When Insured Reaches Attained Age 100. As described above, when the Insured reaches Attained Age 100, we will issue you a "paid-up" life insurance Policy. We believe that the paid-up life insurance Policy will continue to qualify as a "life insurance contract" under the Code. However, there is some uncertainty regarding this treatment. It is possible, therefore, that you would be viewed as constructively receiving the Cash Surrender Value in the year in which the Insured attains age 100 and would realize taxable income at that time, even if the Death Benefit Proceeds were not distributed at that time. In addition, any outstanding Policy Debt will be repaid at that time. This repayment may be treated as a taxable distribution to you, if your contract is not a MEC.

Federal Income Tax Withholding. We are required to withhold 10% on that portion of a Policy distribution that is taxable, unless you direct us in writing not to do so at or before the time of the Policy distribution. As the Owner you are responsible for the payment of any taxes and early distribution penalties that may be due on Policy distributions.

Actions to Ensure Compliance with the Tax Law. We believe that the maximum amount of Premiums we intend to permit for the Policies will comply with the Code definition of a "life insurance contract." We will monitor the amount of your Premiums, and, if you pay a Premium during a Policy Year that exceeds those permitted by the Code, we will promptly refund the Premium or a portion of the Premium before any allocation to the Funds. We reserve the right to increase the death benefit (which may result in larger charges under a Policy) or to take any other action deemed necessary to ensure the compliance of the Policy with the federal tax definition of a life insurance contract.

Policy Loan Interest. Generally, no tax deduction is allowed for interest paid or accrued on any indebtedness under a Policy.

Our Taxes. We are taxed as a life insurance company under part I of subchapter L of the Code. The operations of the Series Account are taxed as part of our operations.  Investment income and realized capital gains are not taxed to the extent that they are applied under the Policies. As a result of the Omnibus Budget Reconciliation Act of 1990, we are generally required to capitalize and amortize certain Policy acquisition expenses over a ten year period rather than currently deducting such expenses. This so-called "deferred acquisition cost" tax ("DAC tax") applies to the deferred acquisition expenses of a Policy and results in a significantly higher corporate income tax liability for Great-West. We reserve the right to adjust the amount of a charge to Premium to compensate us for these anticipated higher corporate income taxes.

42

A portion of the expense charges applied to Premium is used to offset the federal, state or local taxes that we incur which are attributable to the Series Account or the Policy. We reserve the right to adjust the amount of this charge.

Summary.

•	We do not make any guarantees about the Policy's tax status.
•	We believe the Policy will be treated as a life insurance contract under federal tax laws.
•	Death benefits generally are not subject to federal income tax.
•	Investment gains are normally not taxed unless distributed to you before the Insured dies.
•	If you pay more Premiums than permitted under the seven-pay test, your Policy will be a MEC.
•	If your Policy becomes a MEC, partial withdrawals, Policy loans and surrenders may incur taxes and tax penalties.

Employer-Sponsored Insurance Purchase Arrangements--Tax and Other Legal Issues

Employers and employees contemplating the purchase of a Policy as a part of anemployer-sponsored insurance purchase arrangement should consult qualified legal and tax counsel with regard to the issues presented by such a transaction. For this purpose, an employer-sponsored insurance purchase arrangement is a plan or arrangement which contemplates that an employer may pay one or more premiums for the purchase of a Policy that will be owned, subject to certain restrictions, by an employee or by a person or entity designated by the employee.

The general considerations applicable to such a purchase include the following:

1.

Payments by the employer under an employer sponsored insurance purchase arrangement will only be deductible for income tax purposes when the payments are taxable to the employee with respect to whom they are made.

2.

Imposition of certain types of restrictions, specifically a substantial risk of forfeiture, on the purchased Policy may defer both the deductibility of the payments to the employer and their taxability to the employee.

3.	The payment of some or all of the premiums by the employer may create an ERISA welfare benefit plan which is subject to the reporting, disclosure, fiduciary and enforcement provisions of ERISA.

4.	The payment of some or all of the premiums by the employer will not prevent the Owner from being treated as the owner of the Policy for federal income tax purposes.

5.	Under some circumstances, the failure of the employer to make one or more of the planned premiums under the Policy may cause a lapse of the Policy.

6.

An employee considering whether to participate in an employer-sponsored insurance purchase arrangement should consider whether the financial and tax benefits of the ownership of the Policy outweigh the costs, such as sales loads and cost of insurance charges that will be incurred as a result of the purchase and ownership of the Policy.

7.

An employee considering whether to participate in an employer-sponsored insurance purchase arrangement should consider whether the designation of another person or entity as the owner of the Policy will have adverse consequences under applicable gift, estate, or inheritance tax laws.

8.

An employee considering whether to participate in an employer-sponsored insurance purchase arrangement should consider whether the financial performance of the Policy will support any planned withdrawals or borrowings under the Policy.

43

Corporate Tax Shelter Requirements

The Company does not believe that any purchase of a Policy by an Owner pursuant to this offering will be subject to the tax shelter registration, customer list or reporting requirements under the Code and implementing regulations. All Owners that are corporations are advised to consult with their own tax and/or legal counsel and advisers, to make their own determination as to the applicability of the disclosure requirements of IRC § 6011 and Treas. Reg. Section 1.6011-4 to their federal income tax returns.

Legal Proceedings

There are no pending legal proceedings that would have an adverse material effect on the Series Account or on GWFS. Great-West is engaged in various kinds of routine litigation that, in our judgment, is not material to its total assets or material with respect to the Series Account.

Legal Matters

Beverly A. Byrne, Vice President, Chief Legal Officer, Financial Services and Securities Compliance, of Great-West, has passed upon all matters of Colorado law pertaining to the Policy, including the validity of the Policy and our right to issue the Policy under Colorado law. The law firm of Jorden Burt LLP, 1025 Thomas Jefferson St., Suite 400, East Lobby, Washington, D.C. 20007-5208, serves as special counsel to Great-West with regard to the federal securities laws.

Financial Statements

Great-West's consolidated financial statements, which are included in the Statement of Additional Information (“SAI”), should be considered only as bearing on our ability to meet our obligations with respect to the death benefit and our assumption of the mortality and expense risks. They should not be considered as bearing on the investment performance of the Fund shares held in the Series Account.

44

Appendix A – Glossary of Terms

Unless otherwise defined in this prospectus, capitalized terms shall have the meaning set forth below.

Account Value – The sum of the value of your interests in the Divisions, the Fixed Account and the Loan Account. This amount reflects: (1) the Premiums you pay; (2) the investment performance of the Divisions you select; (3) any Policy loans or partial withdrawals; (4) your Loan Account balance; and (5) the charges we deduct under the Policy.

Attained Age – The age of the Insured, nearest birthday, as of the Policy Date and each Policy Anniversary thereafter.

Beneficiary – The person(s) named by the Owner to receive the Death Benefit Proceeds upon the death of the Insured.

Business Day – Any day that we are open for business. We are open for business every day that the NYSE is open for trading.

Cash Surrender Value – is equal to:

(a)	Account Value on the effective date of the surrender; less
(c)	outstanding Policy loans and accrued loan interest, if any.

Company – Great-West Life & Annuity Insurance Company.

Corporate Headquarters –8515 East Orchard Road, Greenwood Village, Colorado 80111, or such other address as we may hereafter specify to you by written notice.

Death Benefit Proceeds – The amount determined in accordance with the terms of the Policy which is payable at the death of the Insured. This amount is the death benefit, decreased by the amount of any outstanding Policy Debt, and increased by the amounts payable under any supplemental benefits.

Divisions – Divisions into which the assets of the Series Account are divided, each of which corresponds to a Fund.

Due Proof – Such evidence as we may reasonably require in order to establish that Death Benefit Proceeds are due and payable.

Effective Date – The date on which the first Premium payment is credited to the Policy.

Evidence of Insurability – Information about an Insured that is used to approve or reinstate this Policy or any additional benefit.

Fixed Account – A division of our General Account that provides a fixed interest rate. This account is not part of and does not depend on the investment performance of the Sub-Accounts.

Fund – An underlying mutual fund in which a Division invests. Each Fund is an investment company registered with the SEC or a separate investment series of a registered investment company.

General Account – All of Our assets other than those held in a separate investment account.

Initial Premium – The initial Premium amount specified in a Policy.

Insured – The person whose life is insured under the Policy.

Issue Age – The Insured’s age as of the Insured’s birthday nearest the Policy Date.

Issue Date – The date on which we issue a Policy.

45

Loan Account – All outstanding loans plus credited loan interest held in the general account of the Company. The Loan Account is not part of the Series Account.

Loan Account Value – The sum of all outstanding loans plus credited loan interest for this Policy.

MEC – Modified Endowment Contract. For more information regarding MECs, see “Modified Endowment Contracts” on page 41.

NYSE – New York Stock Exchange.

Owner – The person(s) named in the application who is entitled to exercise all rights and privileges under the Policy, while the Insured is living. The purchaser of the Policy will be the Owner unless otherwise indicated in the application.

Policy Anniversary – The same day in each succeeding year as the day of the year corresponding to the Policy Date.

Policy Date – The effective date of coverage under this Policy. The Policy Months, Policy Years and Policy Anniversaries are measured from the Policy Date.

Policy Debt – The principal amount of any outstanding loan against the Policy plus accrued but unpaid interest on such loan.

Policy Month – The one-month period commencing on the same day of the month as the Policy Date.

Policy Year – The one-year period commencing on the Policy Date or any Policy Anniversary and ending on the next Policy Anniversary.

Premiums – Amounts received and allocated to the Sub-Account(s) and Fixed Account prior to any deductions.

Request – Any instruction in a form, written, telephoned or computerized, satisfactory to the Company and received in good order at the Corporate Headquarters from the Owner or the Owner’s assignee (as specified in a form acceptable to the Company) or the Beneficiary, (as applicable) as required by any provision of this Policy or as required by the Company. The Request is subject to any action taken or payment made by the Company before it was processed.

SEC – The United States Securities and Exchange Commission.

Series Account – The segregated investment account established by the Company as a separate account under Colorado law named the COLI VUL –4 Series Account. It is registered as a unit investment trust under the 1940 Act.

Sub-Account – Sub-division(s) of the Account Value containing the value credited to the Owner from the Series Account.

Surrender Benefit – Account Value less any outstanding Policy loans and less accrued loan interest.

Total Face Amount – The amount of life insurance coverage you request as specified in your Policy.

Transaction Date – The date on which any Premium payment or Request from the Owner will be processed by the Company. Premium payments and Requests received after 4:00 p.m. EST/EDT will be deemed to have been received on the next Business Day. Requests will be processed and the Sub-Account value will be valued on the day that the Premium payments or Request is received and the NYSE is open for trading.

46

Transfer – The moving of money from one or more Division(s) or the Fixed Account to another Division or the Fixed Account .

Unit – An accounting unit of measurement that we use to calculate the value of each Division.

Unit Value – The value of each Unit in a Division.

Valuation Date – The date on which the net asset value of each Fund is determined. A Valuation Date is each day that the NYSE is open for regular business. The value of a Division’s assets is determined at the end of each Valuation Date. To determine the value of an asset on a day that is not a Valuation Date, the value of that asset as of the end of the previous Valuation Date will be used.

Valuation Period – The period of time from one determination of Unit Values to the next following determination of Unit Values. We will determine Unit Value for each Valuation Date as of the close of the NYSE on that Valuation Date.

47

A Statement of Additional Information (“SAI”) is a document that includes additional information about the Series Account, including the financial statements of  Great-West Life & Annuity Insurance Company. The SAI is incorporated by reference into the prospectus. The SAI is available upon request, without charge. To request the SAI or other information about the Policy, or to make any inquiries about the Policy, contact Great-West Life & Annuity Insurance Company toll-free at (888) 353-2654 or via e-mail at Keybusiness@gwl.com .

Information about the Series Account (including the SAI) can be reviewed and copied at the SEC’s Public Reference Room in Washington, DC. Information on the operation of the public reference room may be obtained by calling the SEC at 202-942-8090. Reports and other information about the Series Account are available on the SEC’s Internet site at http://www.sec.gov. Copies of this information may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the Commission, 100 F Street, N.E., Washington, DC 20549-0102.

Investment Company Act File No. 811-22105

48

COLI VUL-4 SERIES ACCOUNT

Flexible Premium Variable

Universal Life Insurance Policies

Issued by:

Great-West Life & Annuity Insurance Company

8515 East Orchard Road

Greenwood Village, Colorado 80111

STATEMENT OF ADDITIONAL INFORMATION

This Statement of Additional Information is not a prospectus and should be read in conjunction with the prospectus, dated __________, 2007, which is available without charge by contacting Great-West Life & Annuity Insurance Company at (888) 353-2654 or via e-mail at Keybusiness@gwl.com .

_____________ ___, 2007

Table of Contents

General Information and History of Great-West and the Series Account                                         1

State Regulation                                                                                                                                         1

Experts                                                                                                                                                         1

Independent Registered Public Accounting Firm                                                                                1-2

Underwriters                                                                                                                                               2

Underwriting Procedures                                                                                                                         2

Illustrations                                                                                                                                                2

Financial Statements                                                                                                                                 2

General Information and History of Great-West and the Series Account

Great-West Life & Annuity Insurance Company (“Great-West,” the “Company,” “we” or “us”) is a stock life insurance company that was originally organized under the laws of the state of Kansas as the National Interment Association. Our name was changed to Ranger National Life Insurance Company in 1963 and to Insuramerica Corporation prior to changing to our current name in February 1982. In September 1990, we redomesticated under the laws of Colorado.

We are authorized to do business in forty-nine states, the District of Columbia, Puerto Rico, U.S. Virgin Islands and Guam. We issue individual and group life insurance policies and annuity contracts and accident and health insurance policies.

Great-West is a wholly owned subsidiary of GWL&A Financial, Inc., a Delaware holding company. GWL&A Financial, Inc. is an indirect wholly-owned subsidiary of Great-West Lifeco Inc., a Canadian holding company. Great-West Lifeco Inc. is a subsidiary of Power Financial Corporation, a Canadian holding company with substantial interests in the financial services industry. Power Financial Corporation is a subsidiary of Power Corporation of Canada, a Canadian holding and management company. Mr. Paul Desmarais, through a group of private holding companies that he controls, has voting control of Power Corporation of Canada.

State Regulation

We are subject to the laws of Colorado governing life insurance companies and to regulation by Colorado’s Commissioner of Insurance (“Commissioner”), whose agents periodically conduct an examination of our financial condition and business operations. The investment policy of the Series Account may not be changed without any required approval of the Commissioner. The approval process will be on file with the Commissioner.

We are also subject to the insurance laws and regulations of all the jurisdictions in which we are authorized to do business.

We are required to file an annual statement with the insurance regulatory authority of those jurisdictions where we are authorized to do business relating to our business operations and financial condition as of December 31st of the preceding year.

Experts

Actuarial matters included in the prospectus and the registration statement of which it is a part, including the hypothetical Policy illustrations, have been examined by Ron Laeyendecker, F.S.A., M.A.A.A, Actuary of the Company, and are included in reliance upon his opinion as to their reasonableness.

We established the Series Account in accordance with Colorado law on November 25, 1997 and changed the Series Account from unregistered to registered on April 7, 2007. The Series Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940.

Independent Registered Public Accounting Firm

The consolidated financial statements of Great-West appearing in the Statement of Additional Information have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein dated March 30, 2007 and which report expresses an unqualified opinion on the consolidated financial statements and includes an explanatory paragraph referring to Great-West’s change in method of accounting for share-based payments and defined benefit and other post-retirement plans as required by accounting guidance which Great-West adopted on January 1, 2006 and December 31, 2006, respectively, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

Underwriters

The offering of the Policy is made on a continuous basis by GWFS Equities, Inc., an indirect wholly owned subsidiary of Great-West, whose principal business address is 8515 East Orchard Road, Greenwood Village, Colorado 80111. GWFS Equities is registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the Financial Industry Regulatory Authority (“FINRA”) formerly known as the National Association of Securities Dealers, Inc (“NASD”).

GWFS Equities has received no underwriting commissions in connection with this offering.

Licensed insurance agents will sell the Policy in those states where the Policy may be lawfully sold. Such agents will be registered representatives of broker-dealers registered under the Securities Exchange Act of 1934, which are members of FINRA and which have entered into selling agreements with GWFS. GWFS also acts as the general distributor of certain annuity contracts issued by us. The maximum sales commission payable to our agents, independent registered insurance agents and other registered broker-dealers is 70% of Premium up to the first year target Premium and 7% of the portion of the first year Premium above the target. In addition, asset-based trail commissions may be paid. A sales representative may be required to return all or a portion of the commissions paid if: (i) a Policy terminates prior to the second Policy Anniversary; or (ii) a Policy is surrendered for the Surrender Benefit within the first six Policy Years and applicable state insurance law permits a return of expense charge.

Underwriting Procedures

We will issue on a fully underwritten basis applicants up to 300% of our standard current mortality assumptions. We will issue on a simplified basis based on case characteristics, such as required Policy size, average age of group and the industry of the group using our standard mortality assumptions. We will issue on a guaranteed basis for larger groups based on case characteristics such as the size of the group, Policy size, average age of group, industry, and group location.

Illustrations

Upon Request, we will provide you an illustration of Cash Surrender Value, Account Value and death benefits. The first illustration you Request during a Policy Year will be provided to you free of charge. Thereafter, each additional illustration Requested during the same Policy Year will be provided to you for a nominal fee not to exceed $50.

Financial Statements

The consolidated financial statements of Great-West as contained herein should be considered only as bearing upon Great-West's ability to meet its obligations under the Policies, and they should not be considered as bearing on the investment performance of the Series Account.

Great-West Life & Annuity
Insurance Company
(a wholly-owned subsidiary of GWL&A Financial Inc.)

Consolidated Balance Sheets as of December 31, 2006 and 2005, and Related Consolidated Statements of Income, Stockholder’s Equity and Cash Flows for Each of the Three Years in the Period Ended December 31, 2006 and Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of

Great-West Life & Annuity Insurance Company

Greenwood Village, Colorado

We have audited the accompanying consolidated balance sheets of Great-West Life & Annuity Insurance Company and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholder’s equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Great-West Life & Annuity Insurance Company and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3 to the accompanying consolidated financial statements, the Company changed its method of accounting for share-based payments and defined benefit and other post-retirement plans as required by accounting guidance which the Company adopted on January 1, 2006 and December 31, 2006, respectively.

DELOITTE & TOUCHE LLP

Denver, Colorado

March 30, 2007

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Consolidated Balance Sheets

December 31, 2006 and 2005

(In Thousands, Except Share Amounts)

	December 31,
	2006	2005
Assets
Investments:
Fixed maturities available-for-sale, at fair value
(amortized cost $15,546,700 and $13,736,055)	$15,486,655	$13,767,417
Equity investments available-for-sale, at fair value
(cost $363,067 and $518,614)	373,460	524,212
Mortgage loans on real estate (net of
allowances of $15,661 and $15,661)	1,338,193	1,460,559
Policy loans	3,797,649	3,715,888
Short-term investments, available-for-sale (cost
approximates fair value)	1,056,705	1,070,049
Other investments	4,413	4,659
Total investments	22,057,075	20,542,784

Other Assets:
Cash	33,572	57,903
Reinsurance receivable:
Related party	531,389	654,965
Other	258,355	256,156
Deferred acquisition costs and value of
business acquired	505,134	426,442
Investment income due and accrued	161,146	150,876
Receivables related to uninsured accident
and health plan claims (net of allowances of
$14,299 and $18,404)	150,854	145,203
Premiums in course of collection (net of
allowances of $4,351 and $5,227)	107,874	106,518
Deferred income taxes	173,059	190,044
Collateral under securities lending agreements	382,423	145,193
Due from parent and affiliates	10,650	26,646
Goodwill	146,030	40,452
Other intangible assets	47,112	4,903
Other assets	627,207	575,605
Separate Account Assets	16,289,974	14,455,710
Total Assets	$41,481,854	$37,779,400

See notes to consolidated financial statements.	(Continued)

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Consolidated Balance Sheets

December 31, 2006 and 2005

(In Thousands, Except Share Amounts)

	December 31,
	2006	2005
Liabilities and Stockholder’s Equity
Policy Benefit Liabilities:
Policy reserves:
Related party	$4,639,829	$4,835,896
Other	14,695,926	13,387,868
Policy and contract claims	413,022	371,670
Policyholders’ funds	386,301	348,937
Provision for policyholders’ dividends	109,700	111,626
Undistributed earnings on participating business	188,198	178,907
Total policy benefit liabilities	20,432,976	19,234,904

General Liabilities:
Due to parent and affiliates	547,951	240,929
Repurchase agreements	763,779	755,905
Commercial paper	95,020	95,064
Payable under securities lending agreements	382,423	145,193
Other liabilities	840,776	789,984
Separate Account Liabilities	16,289,974	14,455,710
Total liabilities	39,352,899	35,717,689

Commitments and Contingencies	-	-

Stockholder’s Equity:
Preferred stock, $1 par value, 50,000,000 shares
authorized, none issued and outstanding	-	-
Common stock, $1 par value, 50,000,000 shares
authorized, 7,032,000 shares issued and
outstanding	7,032	7,032
Additional paid-in capital	737,857	728,701
Accumulated other comprehensive income (loss)	(46,537)	(16,818)
Retained earnings	1,430,603	1,342,796
Total stockholder’s equity	2,128,955	2,061,711
Total Liabilities and Stockholder’s Equity	$41,481,854	$37,779,400

See notes to consolidated financial statements.	(Concluded)

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Consolidated Statements of Income

Years Ended December 31, 2006, 2005 and 2004

(In Thousands)

	Year Ended December 31,
	2006	2005	2004
Revenues:
Premium income:
Related party (net of premiums
ceded of $4,827, $5,185
and $260,445)	$286,901	$329,175	$(22,880)
Other (net of premiums
ceded of $57,432, $279,007
and $428,010)	1,151,675	895,961	693,948
Fee income	1,043,624	964,699	915,644
Net investment income	1,164,025	1,090,080	1,049,902
Net realized gains (losses)
on investments	(12,076)	38,977	57,947
Total revenues	3,634,149	3,318,892	2,694,561
Benefits and Expenses:
Life and other policy benefits
(net of reinsurance recoveries
of $58,657, $263,043
and $396,886)	1,463,000	1,042,085	853,676
Increase (decrease) in reserves:
Related party	29,245	147,466	(186,972)
Other	(4,009)	26,678	(69,901)
Interest paid or credited to
contractholders	471,835	478,659	517,807
Provision for policyholders’ share
of earnings (loss) on
participating business	9,061	(3,039)	10,181
Dividends to policyholders	98,605	100,613	108,822
Total benefits	2,067,737	1,792,462	1,233,613
General insurance expenses	997,502	924,350	913,445
Amortization of deferred
acquisition costs and value
of business acquired	46,191	51,528	54,268
Interest expense	33,623	17,552	16,595
Total benefits and expenses	3,145,053	2,785,892	2,217,921
Income Before Income Taxes	489,096	533,000	476,640
Provision for Income Taxes:
Current	119,087	141,337	152,028
Deferred	32,807	20,108	(1,808)
Total income taxes	151,894	161,445	150,220
Net Income	$337,202	$371,555	$326,420

See notes to consolidated financial statements.

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Consolidated Statements of Stockholder’s Equity

Years Ended December 31, 2006, 2005 and 2004

(In Thousands)

			Accumulated
			Other Comprehensive
			Income (Loss)
			Unrealized	Pension and
		Additional	Gains	Post-
	Common	Paid-in	(Losses) on	Retirement	Retained
	Stock	Capital	Securities	Benefit Plans	Earnings	Total
Balances, January 1, 2004	$7,032	$722,365	$137,131	$(9,311)	$1,029,409	$1,886,626
Net income					326,420	326,420
Other comprehensive loss:
Net change in unrealized losses			(3,585)			(3,585)
Minimum pension liability
adjustment				(5,440)		(5,440)
Total comprehensive income						317,395
Dividends					(163,230)	(163,230)
Income tax benefit on stock
compensation		3,570				3,570
Balances, December 31, 2004	$7,032	$725,935	$133,546	$(14,751)	$1,192,599	$2,044,361
Net income					371,555	371,555
Other comprehensive loss:
Net change in unrealized losses			(125,280)			(125,280)
Minimum pension liability
adjustment				(10,333)		(10,333)
Total comprehensive income						235,942
Dividends					(221,358)	(221,358)
Income tax benefit on stock
compensation		2,766				2,766
Balances, December 31, 2005	$7,032	$728,701	$8,266	$(25,084)	$1,342,796	$2,061,711
Net income					337,202	337,202
Other comprehensive loss:
Net change in unrealized losses			(23,974)			(23,974)
Minimum pension liability
adjustment				989		989
Total comprehensive income						314,217
Impact of adoption of SFAS No. 158				(6,734)		(6,734)
Dividends					(249,395)	(249,395)
Capital contribution – stock-based
compensation		4,525				4,525
Income tax benefit on stock
compensation		4,631				4,631
Balances, December 31, 2006	$7,032	$737,857	$(15,708)	$(30,829)	$1,430,603	$2,128,955

See notes to consolidated financial statements.

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Consolidated Statements of Cash Flows

Years Ended December 31, 2006, 2005 and 2004

(In Thousands)

	Year Ended December 31,
	2006	2005	2004
Operating Activities:
Net income	$337,202	$371,555	$326,420
Adjustments to reconcile net
income to net cash provided
by operating activities:
Earnings allocated to
participating policyholders	9,061	(3,039)	10,181
Amortization of (premiums) and
discounts on investments	(55,218)	(52,712)	28,367
Net realized (gains) losses on
investments	12,076	(38,977)	(57,947)
Depreciation and amortization	77,256	81,847	93,580
Deferral of acquisition costs	(60,187)	(50,437)	(52,693)
Deferred income taxes	32,807	20,108	(1,808)
Changes in assets and liabilities,
net of effects from acquisitions:
Policy benefit liabilities	197,465	86,845	(106,912)
Reinsurance receivable	40,279	120,793	21,352
Receivables	(16,501)	1,022	(34,056)
Other, net	(21,363)	(186,760)	74,488
Net cash provided by operating
activities	552,877	350,245	300,972

Investing Activities:
Proceeds from sales, maturities and
redemptions of investments:
Fixed maturities available-for-sale	7,486,226	5,783,036	7,198,543
Mortgage loans on real estate	325,291	250,112	368,734
Equity investments	209,453	240,886	148,685
Purchases of investments:
Fixed maturities available-for-sale	(9,146,358)	(5,933,327)	(7,137,608)
Mortgage loans on real estate	(209,079)	(122,078)	(50,577)
Equity investments	(56,350)	(121,881)	(323,551)
Acquisitions, net of cash acquired	1,301,372	-	-
Net change in short-term investments	3,459	(574,229)	(17,618)
Change in repurchase agreements	7,874	192,658	173,532
Other, net	(33,629)	64,505	(124,944)
Net cash provided by (used in)
investing activities	(111,741)	(220,318)	235,196

See notes to consolidated financial statements.			(Continued)

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Consolidated Statements of Cash Flows

Years Ended December 31, 2006, 2005 and 2004

(In Thousands)

	Year Ended December 31,
	2006	2005	2004
Financing Activities:
Contract deposits	$1,065,805	$1,166,502	$668,381
Contract withdrawals	(1,603,285)	(1,195,166)	(964,759)
Change in due to parent and affiliates	323,018	60,426	(52,784)
Change in bank overdrafts	(1,566)	7,034	(63,148)
Dividends paid	(249,395)	(221,358)	(163,230)
Net commercial paper
borrowings (repayments)	(44)	20	(1,388)
Net cash used in financing
activities	(465,467)	(182,542)	(576,928)

Net decrease in cash	(24,331)	(52,615)	(40,760)
Cash, beginning of year	57,903	110,518	151,278
Cash, end of year	$33,572	$57,903	$110,518

Supplemental disclosures of cash
flow information:

Cash paid during the year for:
Income taxes	$63,619	$93,608	$147,287
Interest	30,959	17,553	15,220

Non-cash investing and financing
transactions during the year:
Assets transferred from The Canada
Life Assurance Company (See Note 4)	$87,622	$468,123	$-
Recapture of reinsurance assets by The
Canada Life Assurance Company	-	-	(196,781)
Fair value of asset acquired in
settlement of fixed maturity investment	-	4,659	-
Share-based compensation expense	4,525	-	-

See notes to consolidated financial statements.			(Concluded)

GREAT WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2005 and 2004

(Dollars in Thousands, Except Share Amounts)

1. Organization, Basis of Presentation and Significant Accounting Policies

Organization - Great-West Life & Annuity Insurance Company and its subsidiaries (collectively, the “Company”) is a direct wholly-owned subsidiary of GWL&A Financial Inc. (“GWL&A Financial”), a holding company formed in 1998. GWL&A Financial is an indirect wholly-owned subsidiary of Great-West Lifeco Inc. (“Lifeco”). The Company offers a wide range of life insurance, health insurance and retirement and investment products to individuals, businesses and other private and public organizations throughout the United States. The Company is an insurance company domiciled in the State of Colorado, and is subject to regulation by the Colorado Division of Insurance.

Basis of presentation - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates are required to account for policy reserves, allowances for credit losses on mortgage loans, deferred acquisition costs and value of business acquired, goodwill and other intangible assets, derivative instruments, valuation of privately placed fixed maturity investments, employee benefits plans and taxes on income. Actual results could differ from those estimates.

The consolidated financial statements include the accounts of the Company and its subsidiaries. All material intercompany transactions and balances have been eliminated in consolidation.

Reclassifications have been made to the 2005 and 2004 consolidated financial statements to conform to the 2006 presentation. The changes in presentation to the consolidated statements of cash flows relate to the cash flows from sales and purchases of repurchase agreement assets which in 2006 are presented in net change in short-term investments and in 2005 and 2004 were presented on a gross basis in proceeds from sales of fixed maturities and in purchases of fixed maturities, and to the reclassification of the change in repurchase agreement borrowings from financing activities to investing activities. In addition, contract deposits and withdrawals, which were presented on a net basis in 2005 and 2004, are shown separately in 2006. Reclassifications were also made in the 2005 and 2004 consolidated balance sheets and the consolidated statements of income regarding the presentation of deferred acquisition costs and value of business acquired, goodwill and other intangible assets, other assets, general insurance expense, amortization of deferred acquisition costs and interest expense. The reclassifications had no effect on previously reported total assets, total liabilities, stockholder’s equity or net income and were done in order to further enhance the readers’ understanding of the Company’s consolidated financial statements.

Investments - Investments are reported as follows:

1.

The Company has classified its fixed maturity investments as available-for-sale and carries them at fair value with the net unrealized gains and losses, net of deferred taxes, reported as accumulated other comprehensive income (loss) in the stockholder’s equity section of its consolidated balance sheets. Net unrealized gains and losses related to participating contract policies are recorded as undistributed earnings on participating business in the Company’s consolidated balance sheets.

Premiums and discounts are recognized as a component of net investment income using the scientific interest method. Realized gains and losses and declines in value determined to be other-than-temporary are included in net realized gains (losses) on investments.

2.

Mortgage loans on real estate are carried at their unpaid balances adjusted for any unamortized premiums or discounts and any uncollectible accounts. Interest income is accrued on the unpaid principal balance. Discounts and premiums are amortized to net

GREAT WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2005 and 2004

(Dollars in Thousands, Except Share Amounts)

investment income using the scientific interest method. Accrual of interest is discontinued on any impaired loans where collection of interest is doubtful.

The Company maintains an allowance for credit losses at a level that, in management’s opinion, is sufficient to absorb credit losses on its impaired loans. Management’s judgment is based upon extensive situational analysis of each individual loan and may consider past loss experience and current and projected economic conditions. The measurement of impaired loans is based upon the fair value of the collateral the Company receives.

3.

Equity investments classified as available-for-sale are carried at fair value with net unrealized gains and losses, net of deferred taxes, reported as accumulated other comprehensive income (loss) in the stockholder’s equity section of the Company’s consolidated balance sheets. The Company employs the cost method of accounting for investments in which it has a minority equity interest and virtually no influence over the entity’s operations. The Company uses the equity method of accounting for investments in which it has more than a minority interest and has influence in the entity’s operating and financial policies, but does not have a controlling interest. Realized gains and losses and declines in value, determined to be other-than-temporary, are included in net realized gains (losses) on investments.

4.	Policy loans are carried at their unpaid balances.

5.

Short-term investments include securities purchased with initial maturities of one year or less and are carried at amortized cost, which approximates fair value. The Company classifies its short-term investments as available-for-sale.

6.	Gains and losses realized on disposal of investments are determined on a specific identification basis.

7.

The Company may employ a trading strategy that involves the sale of securities with a simultaneous agreement to repurchase similar securities at a future date at an agreed-upon price. Proceeds of the sale are reinvested in other securities and may enhance the current yield and total return. The difference between the sales price and the future repurchase price is recorded as an adjustment to interest income. During the period between the sale and repurchase, the Company will not be entitled to receive interest and principal payments on the securities sold. Losses may arise from changes in the value of the securities or if the counterparty enters bankruptcy proceedings or becomes insolvent. In such cases, the Company’s right to repurchase the security may be restricted. Amounts owed to brokers under these arrangements are included in repurchase agreements in the accompanying consolidated balance sheets. The liability is collateralized by securities with approximately the same fair value.

8.

The Company receives collateral for lending securities that are held as part of its investment portfolio. The Company requires collateral in an amount greater than or equal to 102% of the market value of domestic securities loaned and 105% of foreign securities loaned. Such collateral is used to replace the securities loaned in event of default by the borrower. The Company’s securities lending transactions are accounted for as collateralized borrowings. Collateral is defined as government securities, letters of credit and/or cash collateral. The borrower can return and the Company can request the loaned securities at any time. The Company maintains ownership of the securities at all times and is entitled to receive from the borrower any payments for interest or dividends received on such securities during the loan term.

GREAT WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2005 and 2004

(Dollars in Thousands, Except Share Amounts)

Derivative financial instruments - All derivatives, whether designated in hedging relationships or not, are recorded on the consolidated balance sheets at fair value. Accounting for the ongoing changes in the fair value of a derivative depends upon the intended use of the derivative and its designation as determined when the derivative contract is entered into. If the derivative is designated as a fair value hedge, the changes in its fair value and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of the changes in the fair value of the derivative are recorded in accumulated other comprehensive income in the Company’s consolidated balance sheets and are recognized in the consolidated income statements when the hedged item affects earnings. Changes in the fair value of derivatives not qualifying for hedge accounting and the over effective portion of cash flow hedges are recognized in net investment income in the period of the change.

Cash - Cash includes only amounts in demand deposit accounts.

Bank overdrafts - The Company’s cash management system provides for the reimbursement of all major bank disbursement accounts on a daily basis. Checks issued but not yet presented to banks for payment can result in overdraft balances for accounting purposes and are included in other liabilities in the accompanying consolidated balance sheets. At December 31, 2006 and 2005, this liability was $140,759 and $142,325, respectively.

Internal use software - Capitalized internal use software development costs, net of accumulated depreciation, in the amounts of $139,507 and $86,766, are included in other assets at December 31, 2006 and 2005, respectively. The Company capitalized $69,887, $26,873 and $21,484 of internal use software development costs during the years ended December 31, 2006, 2005 and 2004, respectively.

Deferred acquisition costs (“DAC”) and value of business acquired (“VOBA”) - DAC, which primarily consists of sales commissions and costs associated with the Company’s sales representatives related to the production of new business or through the acquisition of insurance or annuity contracts through indemnity reinsurance transactions, have been deferred to the extent recoverable. VOBA represents the estimated fair value of insurance or annuity contracts acquired either directly through the acquisition of another insurance company or through the acquisition of insurance or annuity contracts through assumption reinsurance transactions. The recoverability of such costs is dependent upon the future profitability of the related business. DAC and VOBA associated with the annuity products and flexible premium universal life insurance products are being amortized over the life of the contracts in proportion to the emergence of gross profits. Retrospective adjustments of these amounts are made when the Company revises its estimates of current or future gross profits. DAC and VOBA associated with traditional life insurance are amortized over the premium-paying period of the related policies in proportion to premium revenues recognized. See Note 9 for additional information regarding deferred acquisition costs and the value of businesses acquired.

Goodwill and other intangible assets - Goodwill is the excess of cost over the fair value of assets acquired and liabilities assumed in connection with an acquisition. The Company tests goodwill for impairment annually or more frequently if events or circumstances indicate that there may be justification for conducting an interim test. If the carrying value of goodwill exceeds its fair value, the excess is recognized as an impairment and recorded as a charge against net income in the period in which the impairment is identified. There were no impairments of goodwill recognized during the years ended December 31, 2006, 2005 or 2004.

Other intangible assets represent the estimated fair value of the portion of the purchase price that was allocated to the value of customer relationships, preferred provider networks and healthcare provider networks in various acquisitions. These intangible assets have been assigned values using various methodologies, including present value of projected future cash flows, analysis of similar transactions that have occurred or could be expected to occur in the market, and replacement or reproduction cost. The initial valuations of these intangible assets

GREAT WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2005 and 2004

(Dollars in Thousands, Except Share Amounts)

were supported by an independent valuation study that was commissioned by the Company and executed by qualified valuation experts. Other identified intangible assets with finite lives are amortized over their estimated useful lives, which initially ranged from 4 to 14 years (weighted average 13 years), primarily based on the cash flows generated by these assets.

Separate accounts - Separate account assets and related liabilities are carried at fair value in the accompanying consolidated balance sheets. The Company’s separate accounts invest in shares of Maxim Series Fund, Inc., an open-end management investment company, which is an affiliate of the Company, and shares of other non-affiliated mutual funds and government and corporate bonds. Investment income and realized capital gains and losses of the separate accounts accrue directly to the contract holders and, therefore, are not included in the Company’s consolidated statements of income. Revenues to the Company from the separate accounts consist of contract maintenance fees, administrative fees and mortality and expense risk charges. The Company’s separate accounts include mutual funds or other investment options that, beginning in 2005, purchase guaranteed interest annuity contracts issued by the Company. During the years ended December 31, 2006 and 2005, these purchases totaled $67,546 and $363,440, respectively. As the general account investment contracts are also included in the separate account balances in the accompanying consolidated balance sheets, the Company has reduced the separate account assets and liabilities by $356,992 and $318,907 at December 31, 2006 and 2005, respectively, to avoid the overstatement of assets and liabilities in its consolidated balance sheet at those dates.

Life insurance and annuity reserves - Life insurance and annuity reserves with life contingencies in the amounts of $13,015,465 and $12,496,258 at December 31, 2006 and 2005, respectively, are computed on the basis of estimated mortality, investment yield, withdrawals, future maintenance and settlement expenses and retrospective experience rating premium refunds. Annuity contract reserves without life contingencies in the amounts of $6,320,290 and $5,727,506 at December 31, 2006 and 2005, respectively, are established at the contract holder’s account value.

Reinsurance - Policy reserves and policy and contract claims ceded to other insurance companies are carried as a reinsurance receivable in the accompanying consolidated balance sheets. The cost of reinsurance related to long duration contracts is accounted for over the life of the underlying reinsured policies using assumptions consistent with those used to account for the underlying policies.

Policy and contract claims - Policy and contract claims include provisions for claims incurred but not reported and claims in the process of settlement. The provision for claims incurred but not reported is valued based primarily on the Company’s prior experience. The claims in the process of settlement are valued in accordance with the terms of the related policies and contracts.

Participating fund account - The Company sells participating policies in which the policyholder shares in the Company’s participating earnings through policyholder dividends that reflect the difference between the assumptions used in the premium charged and the actual experience. The amount of dividends to be paid from undistributed earnings on participating business is determined annually by the Board of Directors.

Participating life and annuity policy reserves are $6,793,239 and $6,607,453 at December 31, 2006 and 2005, respectively. Participating business approximates 12.8% and 12.9% of the Company’s individual life insurance in-force at December 31, 2006 and 2005, respectively, and 14.9%, 42.0% and 74.3% of individual life insurance premium income for the years ended December 31, 2006, 2005 and 2004, respectively.

GREAT WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2005 and 2004

(Dollars in Thousands, Except Share Amounts)

The Company has established a Participating Policyholder Experience Account (“PPEA”) for the benefit of all participating policyholders, which is included in the accompanying consolidated balance sheets. Earnings associated with the operation of the PPEA are credited to the benefit of all participating policyholders. In the event that the assets of the PPEA are insufficient to provide contractually guaranteed benefits, the Company must provide such benefits from its general account assets.

The Company has also established a Participation Fund Account (“PFA”) for the benefit of the participating policyholders previously transferred to it from The Great-West Life Assurance Company (“GWL”) under an assumption reinsurance transaction. The PFA is part of the PPEA. Earnings derived from the operation of the PFA, net of a management fee paid to the Company, accrue solely for the benefit of the transferred participating policyholders.

Recognition of premium and fee income and benefits and expenses - Life insurance premiums are recognized when due. Annuity contract premiums with life contingencies are recognized as received. Accident and health insurance premiums are earned on a monthly pro rata basis. Revenues for annuity and other contracts without significant life contingencies consist of contract charges for the cost of insurance and contract administration and surrender fees that have been assessed against the contract account balance during the period and are recognized when earned. Fee income is derived primarily from contracts for claim processing or other administrative services related to uninsured health insurance business and from assets under management. Fees from contracts for claim processing or other administrative services are recorded as the services are provided. Fees from assets under management, which consist of contract maintenance fees, administration fees and mortality and expense risk charges, are recognized when due. Benefits and expenses on policies with life contingencies are associated with earned premiums so as to result in recognition of profits over the life of the contracts. This association is accomplished by means of the provision for policy reserves.

Income taxes - Income taxes are recorded using the asset and liability method in which deferred tax assets and liabilities are recorded for expected future tax consequences of events have been recognized in either the Company’s financial statements or tax returns. In estimating future tax consequences, all expected future events, other than the enactments or changes in the tax laws or rules, are considered. Although realization is not assured, management believes it is more likely than not that the deferred tax asset will be realized.

Stock options - Lifeco maintains the Great-West Lifeco Inc. Stock Option Plan (the “Lifeco plan”) that provides for the granting of options on its common shares to certain of its officers and employees and those of its subsidiaries, including the Company. On January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123R “Share-Based Payment” (“SFAS No. 123R”) which requires it to use the fair value method to recognize the cost of share-based employee compensation. Previously, the Company elected only to disclose the proforma impact of recording the fair value of stock options under the provisions of SFAS No. 123 in the notes to its consolidated financial statements. (See Notes 3 and 19).

Regulatory requirements - In accordance with the requirements of the Colorado Division of Insurance, the Company must demonstrate that it maintains adequate capital. At December 31, 2006 and 2005, the Company was in compliance with the requirement. (See Note 12).

In accordance with the requirements of the regulatory authorities in the states in which the Company conducts its business, it is required to maintain deposits with those authorities for the purpose of security to policy and contract holders. The Company generally fulfills this requirement with the deposit of United States government obligations.

GREAT WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2005 and 2004

(Dollars in Thousands, Except Share Amounts)

2. Acquisitions

Metropolitan Life Insurance Company’s 401(k) and defined benefit business -

On October 2, 2006, the Company purchased several parts of the full service-bundled, small and midsized 401(k) as well as some defined benefit plan business from Metropolitan Life Insurance Company and its affiliates (“MetLife”). The assets acquired and liabilities assumed and the results of operations have been included in the Company’s consolidated financial statements since that date. The acquisition included the associated dedicated distribution group, including wholesalers, relationship managers and sales associates. As a result of the acquisition, the Company added approximately 300,000 participants in the 401(k) full service segment and increased its distribution capacity.

The purchase included a 100% coinsurance agreement reinsuring the acquired general account business and a 100% modified-coinsurance agreement reinsuring the acquired separate account business. The Company will replace the acquired MetLife policies with its policies over a three year period. As these policies are replaced, they will no longer be subject to the reinsurance agreements. Under the coinsurance agreement, the Company acquired all of the insurance liabilities associated with these contracts and received from MetLife cash to support these liabilities, net of the purchase price. Under the modified-coinsurance agreement, MetLife retains the approximate $2.3 billion of separate account assets and liabilities but cedes to the Company all of the net profits and losses and related net cash flows. In addition, the Company acquired the rights to provide administrative services and recordkeeping functions for approximately $3.4 billion of participant account values.

The purchase price has been allocated to the assets acquired and liabilities assumed using management’s best estimate of their fair values as of the acquisition date. The following table presents an allocation of the purchase price to assets acquired and liabilities assumed at October 2, 2006. The Company is in the process of obtaining third-party valuations of VOBA and intangible assets acquired; thus, the allocation of the purchase price is subject to refinement. This process is expected to be completed before September 30, 2007.

Assets		Liabilities and Stockholder’s Equity
Cash acquired, net of
consideration	$1,384,117	Policy reserves	$1,485,506
Value of business acquired	46,033	Other liabilities	7,971
Goodwill	56,340
Other intangible assets	6,337
Other assets	650
Total assets	$1,493,477	Total liabilities	$1,493,477

VOBA reflects the estimated fair value of in-force contracts acquired and represents the portion of the purchase price that is allocated to the value of the right to receive future cash flows from the contracts in force at the acquisition date. VOBA is based on actuarially determined projections, by each block of business, of future policy and contract charges, premiums, mortality and morbidity, separate account performance, surrenders, operating expenses, investment returns and other factors. Actual experience on the purchased business may vary from these projections. If estimated gross profits or premiums differ from expectations, the amortization of VOBA for these annuity products is adjusted to reflect actual experience. The VOBA has an expected amortization period of 14 years.

The value of the identifiable intangible assets reflects the estimated fair value of customer relationships for the recordkeeping business acquired and amounted to $6,337 as a result of this acquisition. This intangible will be amortized in relation to the expected economic benefits of the agreement. If actual experience with customer relationships differs from expectations, the

GREAT WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2005 and 2004

(Dollars in Thousands, Except Share Amounts)

amortization will be adjusted to reflect actual experience. The customer relationship intangible asset has an expected weighted average amortization period of 14 years.

Goodwill is the excess of the cost of an acquired entity over the net amounts assigned to assets acquired and liabilities assumed. Goodwill resulting from the acquisition amounted to $56,340, all of which has been allocated to the Financial Services segment. For income tax purposes, all of this goodwill will be deductible over 15 years.

IHN, Inc. -

On November 30, 2006, the Company purchased all outstanding shares of IHN, Inc. (“IHN”). The results of IHN’s operations have been included in the Company’s consolidated financial statements since that date. IHN provides network provider access to health care and workers compensation payors such as third-party administrators, insurance carriers and employers for approximately 70,000 members. Additional consideration may be paid in 2008 if certain earnings targets are met. Any contingent consideration paid or accrued in future years will be recorded as an adjustment to the purchase price allocation in the period in which the contingency is resolved.

The value of the identifiable intangible assets reflects the estimated fair value of the healthcare provider network acquired and amounted to $2,775 as a result of this acquisition. This intangible will be amortized in relation to the expected economic benefits of the agreement. If actual experience differs from expectations, the amortization will be adjusted to reflect actual experience. The healthcare provider networks intangible asset has an expected amortization period of 7 years.

Goodwill is the excess of the cost of an acquired entity over the net amounts assigned to assets acquired and liabilities assumed. Goodwill resulting from the acquisition amounted to $8,327, all of which has been allocated to the Great-West Healthcare segment. For income tax purposes, all of this goodwill will be deductible over 15 years.

U.S. Bank’s defined contribution business -

On December 31, 2006, the Company purchased the full service-bundled, defined contribution business from U.S Bank. The results of operations of this business have been included in the Company’s consolidated financial statements since that date. The acquired business primarily relates to the administration of approximately 1,900 401(k) plans which represent more than 190,000 members and more than $9.0 billion in retirement plan assets. The acquisition includes the retention of relationship managers and sales and client service specialists. Additional consideration may be paid in 2007 and 2008 if certain revenue and contract retention targets are met. Any contingent consideration paid or accrued in future years will be recorded as an adjustment to the purchase price allocation in the period in which the contingency is resolved.

The purchase price has been allocated to the assets acquired and liabilities assumed using management’s best estimate of their fair values as of the acquisition date. The following table presents an allocation of the purchase price to assets acquired and liabilities assumed at December 31, 2006. The Company is in the process of obtaining third-party valuations of the intangible assets; thus, the allocation of the purchase price is subject to refinement. This process is expected to be completed before December 31, 2007.

Assets		Liabilities and Stockholder’s Equity
Cash consideration	$(72,000)	Other liabilities	$2,000
Goodwill	39,720
Other intangible assets	34,280
Total assets	$2,000	Total liabilities	$2,000

GREAT WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2005 and 2004

(Dollars in Thousands, Except Share Amounts)

The value of the identifiable intangible assets reflects the estimated fair value of customer relationships acquired of $19,790 and the estimated fair value of the preferred provider agreement of $14,490. These intangibles will be amortized in relation to the expected economic benefits of the agreement. If actual experience with differs from expectations, the amortization will be adjusted to reflect actual experience. The intangibles have an expected weighted average amortization period of 14 years.

Goodwill is the excess of the cost of an acquired entity over the net amounts assigned to assets acquired and liabilities assumed. Goodwill resulting from the acquisition amounted to $39,720, all of which has been allocated to the Financial Services segment. For income tax purposes, all of this goodwill will be deductible over 15 years.

3. Application of Recent Accounting Pronouncements

Recently adopted accounting pronouncements -

In December 2004, the Financial Accounting Standards Board (the “FASB”) issued Statement of Financial Accounting Standards No. 123R, “Share-Based Payment” (“SFAS No. 123R”). SFAS No. 123R replaces Statement of Financial Accounting Standards No. 123 “Accounting for Stock-Based Compensation” (“SFAS No. 123”) and supersedes Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (“APB No. 25”). SFAS No. 123R requires a company to use the fair value method to recognize the cost of its stock-based employee compensation and to provide certain other additional disclosures. Previously, the Company elected only to disclose the proforma impact of recording the fair value of stock options under the provisions of SFAS No. 123 in the notes to its consolidated financial statements. The Company adopted the provisions of SFAS No. 123R on January 1, 2006. The adoption of SFAS No. 123R did not have a material effect on the Company’s consolidated balance sheets or the results of its operations (See Note 19).

In September 2005, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position No. 05-1, “Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection With Modifications or Exchanges of Insurance Contracts” (“SOP 05-1”). SOP 05-1 provides guidance on accounting by insurance enterprises for deferred acquisition costs on internal replacements of insurance and investment contracts other than those specifically described in FASB Statement of Financial Accounting Standards No. 97, “Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses From the Sale of Investments.” SOP 05-1 defines an internal replacement as a modification in product benefits, features, rights or coverages that occurs by the exchange of a contract for a new contract, or by amendment, endorsement or rider to a contract, or by the election of a feature or coverage within a contract. SOP 05-1 is effective for internal replacements occurring in fiscal years beginning after December 15, 2006. The Company adopted SOP 05-1 on January 1, 2007. The adoption of SOP 05-1 did not have a material effect on the Company’s consolidated financial position or the results of its operations.

In November 2005, the FASB issued Staff Position No. FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“FSP 115-1 and 124-1”). FSP 115-1 and 124-1 supersedes Emerging Issues Task Force Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” and amends Statement of Financial Accounting Standards No. 115 “Accounting for Certain Investments in Debt and Equity Securities,” Statement of Financial Accounting Standards No. 124 “Accounting for Certain Investments Held by Not-for-Profit Organizations” and Accounting Principles Board Opinion No. 18 “The Equity Method of Accounting for Investments in Common Stock.” FSP 115-1 and 124-1 addresses the determination as to when an investment is considered impaired, whether that impairment is other-than-temporary in nature and the measurement of an impairment loss. FSP 115-1 and 124-1 also includes provisions for

GREAT WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2005 and 2004

(Dollars in Thousands, Except Share Amounts)

accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP 115-1 and 124-1 was effective for reporting periods beginning after December 15, 2005 with earlier adoption permitted. The Company adopted FSP 115-1 and 124-1 during its fiscal quarter ended December 31, 2005. The adoption of FSP 115-1 and 124-1 did not have a material effect on the Company’s consolidated financial position or the results of its operations.

In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155, “Accounting for Certain Hybrid Financial Instruments” (“SFAS No. 155”). SFAS No. 155 permits any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation under Statement of Financial Accounting Standards No. 133 “Accounting for Derivative Instruments and Hedging Activities” to be carried at fair value in its entirety, with changes in fair value recognized in earnings. In addition, SFAS No. 155 requires that beneficial interests in securitized financial assets be analyzed to determine whether they are freestanding derivatives or contain an embedded derivative. SFAS No. 155 is applicable to new or modified financial instruments in fiscal years beginning after September 15, 2006, however it may be applied to instruments that an entity holds at the date of adoption on an instrument-by-instrument basis. The Company adopted SFAS No. 155 on January 1, 2007. The adoption of SFAS No. 155 did not have a material effect on the Company’s consolidated financial position or the results of its operations.

In June 2006, the FASB issued Financial Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in accordance with Statement of Financial Accounting Standards No. 109 “Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken in a tax return. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company adopted FIN 48 on January 1, 2007. The adoption of FIN 48 did not have a material effect on the Company’s consolidated financial position.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (“SFAS No. 158”). For fiscal years ending after December 15, 2006, SFAS No. 158 requires a company to recognize in its balance sheet an asset for a defined benefit postretirement plan’s overfunded status or a liability for a plan’s underfunded status and recognize changes in the funded status of a defined benefit postretirement plan in the other comprehensive income section of stockholder’s equity in the year in which the changes occur, and provide additional disclosures. The Company adopted the recognition and disclosure provisions of SFAS No. 158 as of December 31, 2006. The adoption of SFAS No. 158 decreased accumulated other comprehensive income (loss) by $6,734. The adoption of SFAS No. 158 did not affect the results of operations for the year ended December 31, 2006, and will not affect the Company’s results of operations in future periods. For fiscal years ended after December 15, 2008, SFAS No. 158 requires a company to measure a defined benefit postretirement plan’s assets and obligations that determine its funded status as of the end of its fiscal year. The Company is evaluating the impact that the adoption of the measurement date provision of SFAS No. 158 will have on its consolidated financial position and results of operations.

In September 2006, the U.S. Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB No. 108”). SAB No. 108 provides guidance on how prior year misstatements should be considered when quantifying misstatements in current year financial statements for purposes of assessing materiality. SAB 108 requires that registrants quantify errors using both a balance sheet and income statement

GREAT WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2005 and 2004

(Dollars in Thousands, Except Share Amounts)

approach and evaluate whether either approach results in quantifying a misstatement that, when relevant quantitative and qualitative factors are considered, is material. SAB No. 108 permits companies to initially apply its provisions by either restating prior financial statements or recording a cumulative effect adjustment to the carrying values of assets and liabilities as of January 1, 2006 with an offsetting adjustment to retained earnings for errors that were previously deemed immaterial but are material under the guidance in SAB No. 108. The Company adopted SAB No. 108 on December 31, 2006. The adoption of SAB No. 108 did not have a material effect on the Company’s consolidated financial position.

Accounting pronouncements that will be adopted in the future -

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 provides enhanced guidance for using fair value to measure assets and liabilities. SFAS No. 157 also provides expanded information about the extent to which a company measures assets and liabilities at fair value, the information used to measure fair value and the effect of fair value measurements on earnings. SFAS No. 157 is applicable whenever other authoritative pronouncements require or permit assets or liabilities to be measured at fair value. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Company will adopt the provisions of SFAS No. 157 for its fiscal year beginning January 1, 2008. The Company is evaluating the impact that the adoption of SFAS No. 157 will have on its consolidated financial position, the results of its operations and the disclosure requirements applicable to its fair value measurements.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115” (“SFAS No.159”). SFAS No. 159 permits an entity to measure financial instruments and certain other items at estimated fair value. Most of the provisions of SFAS No. 159 are elective; however, the amendment to FASB No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, applies to all entities that own trading and available-for-sale securities. The fair value option created by SFAS No. 159 permits an entity to measure eligible items at fair value as of specified election dates. The fair value option (a) may generally be applied instrument by instrument, (b) is irrevocable unless a new election date occurs, and (c) must be applied to the entire instrument and not to only a portion of the instrument. SFAS No. 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007. The Company will adopt the provisions of SFAS No. 159 for its fiscal year beginning January 1, 2008. The Company is evaluating the impact that the adoption of SFAS No. 159 will have on its consolidated financial position and the results of its operations.

4. Related Party Transactions

The Company performs administrative services for the United States operations of The Great-West Life Assurance Company (“GWL”), a wholly-owned subsidiary of Lifeco and investment services for London Reinsurance Group, an indirect subsidiary of GWL. The Company provides administrative and operational services for the United States operations of The Canada Life Assurance Company (“CLAC”), an indirect wholly-owned subsidiary of Lifeco. The following table presents revenue and expense reimbursement from related parties for services provided pursuant to these service agreements. These amounts, in accordance with the terms of the various contracts, are based upon estimated costs incurred, including a profit charge, and resources expended based upon the number of policies, certificates in-force and/or administered assets.

GREAT WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2005 and 2004

(Dollars in Thousands, Except Share Amounts)

	Year-Ended December 31,
	2006	2005	2004
Investment management revenue
included in net investment income	$6,772	$7,377	$6,304
Administrative and underwriting expense
reimbursements included as a
reduction to operating expenses	1,399	1,367	1,820
Total	$8,171	$8,744	$8,124

The following table summarizes amounts due from parent and affiliates at December 31, 2006 and 2005.

			December 31,
Related party	Indebtedness	Due Date	2006	2005
GWL&A Financial Inc.	On account	On demand	$-	$13,625
Great-West Life &
Annuity Insurance
Capital (Nova Scotia) Co.	On account	On demand	229	-
Great-West Life &
Annuity Insurance
Capital (Nova Scotia) Co. II	On account	On demand	865	-
The Canada Life
Assurance Company	On account	On demand	9,556	13,021
Total			$10,650	$26,646

The following table summarizes amounts due to parent and affiliates at December 31, 2006 and 2005.

			December 31,
Related party	Indebtedness	Due Date	2006	2005
GWL&A
Financial Inc. ¹	Surplus note	November 2034	$194,184	$194,174
GWL&A
Financial Inc. ²	Surplus note	May 2046	333,400	-
GWL&A
Financial Inc.	Note interest	May 2007	4,701	1,699
GWL&A
Financial Inc.	On account	On demand	12,907	-
The Great-West
Life Assurance	Note payable
Company ³	and interest	October 2006	-	25,338
The Great-West
Life Assurance
Company	On account	On demand	2,759	19,718
Total			$547,951	$240,929

¹

A note payable to GWL&A Financial was issued as a surplus note on November 15, 2004, with a face amount of $195,000 and carrying amounts of $194,184 and $194,174 at December 31, 2006 and 2005, respectively. The surplus note bears interest at the rate of 6.675% per annum, payable in arrears on each May 14 and November 14. The note matures on November 14, 2034.

GREAT WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2005 and 2004

(Dollars in Thousands, Except Share Amounts)

²

A note payable to GWL&A Financial was issued as a surplus note on May 19, 2006, with a face amount and carrying amount of $333,400. The surplus note bears interest initially at the rate of 7.203% per annum, payable in arrears on each May 16 and November 16 until May 16, 2016. After May 16, 2016 the surplus note will bear an interest rate of 2.588% plus the then current three-month LIBOR rate. The surplus note is redeemable by the Company at the principal amount plus any accrued and unpaid interest after May 16, 2016. The Company used the proceeds from the issuance of the surplus note for general corporate purposes. The note matures on May 16, 2046.

³	The note payable to The Great-West Life Assurance Company was paid during September 2006. The note bore interest at the rate of 5.4% per annum.

Payments of principal and interest under the surplus notes shall be made only out of surplus funds of the Company and only with prior written approval of the Commissioner of Insurance of the State of Colorado when the Commissioner of Insurance is satisfied that the financial condition of the Company warrants such action pursuant to applicable Colorado law. Payments of principal and interest on the surplus notes are payable only if at the time of such payment and after giving effect to the making thereof, the Company’s surplus would not fall below two and one half times the authorized control level as required by the most recent risk-based capital calculations.

Interest expense attributable to these related party debt obligations was $28,848, $14,396 and $15,189 for the years ended December 31, 2006, 2005 and 2004, respectively.

The Company and CLAC have an indemnity reinsurance agreement pursuant to which the Company assumed 80% (originally 45% coinsurance and 35% coinsurance with funds withheld) of certain United States life, health and annuity business of CLAC.

The indemnity reinsurance agreement, as amended, allows for periodic transfers to the Company of the funds withheld assets. At December 31, 2006 and 2005, there was approximately $311,553 and $509,887, respectively, of funds withheld assets remaining to be transferred to the Company, which are included in reinsurance receivable in the consolidated balance sheet.

The following table summarizes the transfer of funds withheld assets by CLAC to the Company during the years ended December 31, 2006 and 2005.

	Year Ended December 31,
Assets	2006	2005
Fixed maturity investments	$84,358	$414,623
Mortgage loans on real estate	2,745	49,218
Investment income due and accrued	519	4,282
Cash	96,600	70,000
Reinsurance receivable	(184,222)	(538,123)
	$-	$-

As a result of these asset transfers, the reinsured 80% of the life, health and annuity business is 65% coinsurance and 15% coinsurance with funds withheld at December 31, 2006.

The reinsurance receivable relates to the amount due to the Company for reserves ceded by coinsurance with funds withheld. The Company’s return on this reinsurance receivable is the interest and other investment returns earned, as defined by the agreement, on a segregated pool of investments of CLAC’s United States branch. Pursuant to an interpretation of SFAS No. 133, as amended, the Company has identified an embedded derivative for its exposure to interest rate and credit risk on the segregated pool of investments. As this embedded derivative does not qualify for hedge accounting treatment, it was marked to market resulting in the Company’s net

GREAT WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2005 and 2004

(Dollars in Thousands, Except Share Amounts)

income decreasing by $1,486, $8,454, and $5,282, net of policyholder related amounts and deferred taxes, during the years ended December 31, 2006, 2005, and 2004, respectively.

On December 31, 2005, a wholly-owned subsidiary of the Company and CLAC entered into a reinsurance agreement on a coinsurance with funds withheld basis pursuant to which the Company assumed a certain specific in-force block of term life insurance of CLAC. The Company recorded $166,688 in both premium income and increase in reserves associated with these policies.

The Company recorded, at fair value, the following at December 31, 2005 as a result of this transaction.

Assets		Liabilities and Stockholder’s Equity
Reinsurance receivable	$166,688	Policy reserves	$166,688
	$166,688		$166,688

Included within reinsurance receivable in the consolidated balance sheets are $231,842 and $166,688 of funds withheld assets as of December 31, 2006 and 2005, respectively. CLAC pays the Company interest on the funds withheld balance at a rate of 4.55% per annum.

The Company’s separate accounts invest in shares of Maxim Series Fund, Inc., an open-end management investment company, which is an affiliate of the Company, and shares of other non-affiliated mutual funds and government and corporate bonds. The Company’s separate accounts include mutual funds or other investment options that purchase guaranteed interest annuity contracts issued by the Company. During the years ended December 31, 2006 and 2005, these purchases totaled $67,546 and $363,440, respectively. As the general account investment contracts are also included in the separate account balances in the accompanying consolidated balance sheets, the Company has reduced the separate account assets and liabilities by $356,992 and $318,907 at December 31, 2006 and 2005, respectively, to eliminate these amounts in its consolidated balance sheets at those dates.

GREAT WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2005 and 2004

(Dollars in Thousands, Except Share Amounts)

5.           Summary of Investments

The following table summarizes fixed maturity investments and equity securities available-for-sale at December 31, 2006.

	December 31, 2006
		Gross	Gross	Estimated
Fixed	Amortized	Unrealized	Unrealized	Fair	Carrying
Maturities:	Cost	Gains	Losses	Value	Value
U.S.
government
direct
obligations
and U.S.
agencies	$3,851,780	$21,309	$30,641	$3,842,448	$3,842,448
Obligations
of U.S.
states
and their
subdivisions	1,320,202	20,367	22,783	1,317,786	1,317,786
Foreign
government	14,591	-	132	14,459	14,459
Corporate
debt
securities	5,764,082	83,504	90,419	5,757,167	5,757,167
Mortgage-
backed and
asset-
backed
securities	4,596,045	29,399	70,649	4,554,795	4,554,795
Total fixed
maturities	$15,546,700	$154,579	$214,624	$15,486,655	$15,486,655
Total equity
investments	$363,067	$10,398	$5	$373,460	$373,460

GREAT WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2005 and 2004

(Dollars in Thousands, Except Share Amounts)

The following table summarizes fixed maturity investments and equity securities available-for-sale at December 31, 2005.

	December 31, 2005
		Gross	Gross	Estimated
Fixed	Amortized	Unrealized	Unrealized	Fair	Carrying
Maturities:	Cost	Gains	Losses	Value	Value
U.S.
government
direct
obligations
and U.S.
agencies	$3,366,237	$30,488	$28,638	$3,368,087	$3,368,087
Obligations
of U.S.
states
and their
subdivisions	1,279,318	35,117	12,202	1,302,233	1,302,233
Foreign
government	21,402	140	193	21,349	21,349
Corporate
debt
securities	5,461,994	114,375	87,027	5,489,342	5,489,342
Mortgage-
backed and
asset-
backed
securities	3,607,104	32,626	53,324	3,586,406	3,586,406
Total fixed
maturities	$13,736,055	$212,746	$181,384	$13,767,417	$13,767,417
Total equity
investments	$518,614	$10,208	$4,610	$524,212	$524,212

See Note 6 for additional information on policies regarding estimated fair value of fixed maturity and equity investments.

The amortized cost and estimated fair value of fixed maturity investments at December 31, 2006, by contractual maturity date, are shown in the table below. Actual maturities will likely differ from these projections because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized	Estimated
	Cost	Fair Value
Maturing in one
year or less	$1,268,526	$1,276,014
Maturing after one year
through five years	2,762,785	2,761,232
Maturing after five years
through ten years	2,189,424	2,185,601
Maturing after ten years	1,735,746	1,726,216
Mortgage-backed and
asset-backed securities	7,590,219	7,537,592
	$15,546,700	$15,486,655

GREAT WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2005 and 2004

(Dollars in Thousands, Except Share Amounts)

Mortgage-backed and asset-backed securities include collateralized mortgage obligations that consist primarily of sequential and planned amortization classes with final stated maturities of two to thirty years and expected average lives of less than one to fifteen years. Prepayments on all mortgage-backed securities are monitored monthly and amortization of the premium and/or the accretion of the discount associated with the purchase of such securities are adjusted by such prepayments.

The following table summarizes information regarding the sales of fixed maturity investments for the years ended December 31, 2006, 2005 and 2004.

	Year Ended December 31,
	2006	2005	2004
Proceeds from sales	$5,966,714	$4,018,653	$5,316,127
Gross realized gains from sales	47,951	33,629	103,892
Gross realized losses from sales	(54,896)	(40,800)	(59,930)

Gross realized gains and gross realized losses from sales were primarily attributable to interest rate related gains and losses on repurchase agreement financing transactions and short duration fixed maturity investments resulting from the sale of securities acquired in the current year.

The Company has fixed maturity securities with fair values in the amounts of $13,034 and $13,312 that have been non-income producing for the twelve months preceding December 31, 2006 and 2005, respectively. These securities were written down to their fair value in the period they were deemed to be other-than-temporarily impaired.

Derivative financial instruments -The Company makes limited use of derivative financial instruments to manage interest rate, market credit and foreign exchange risk associated with its invested assets. Derivatives are not used for speculative purposes.

The Company controls the credit risk of its derivative contracts through credit approvals, limits and monitoring procedures. Risk of loss is generally limited to the fair value of derivative instruments and not to the notional or contractual amounts of the derivatives. As the Company generally enters into derivative transactions only with high quality institutions, no losses associated with non-performance of derivative financial instruments have occurred or are expected to occur.

Fair value hedges - Written call options are used in conjunction with interest rate swap agreements to effectively convert fixed rate bonds to variable rate bonds as part of the Company’s overall asset/liability matching program.

The Company’s use of derivatives treated as fair value hedges has been nominal during the last three years. Hedge ineffectiveness in the amount of $224 was recorded as an increase to net investment income during the year ended December 31, 2006. The ineffective portions of hedges had no material impact on net income during the years ended December 31, 2005 and 2004.

Cash flow hedges - Interest rate swap agreements are used to convert the interest rate on certain debt securities from a floating rate to a fixed rate or vice versa. Interest rate caps are interest rate protection instruments that require the payment by a counter party to the Company of an interest rate differential only if interest rates rise to certain levels. The differential represents the difference between current interest rates and an agreed upon rate, the strike rate, applied to a notional principal amount. Foreign currency exchange contracts are used to hedge the foreign exchange rate risk associated with bonds denominated in other than U.S. dollars.

GREAT WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2005 and 2004

(Dollars in Thousands, Except Share Amounts)

Purchased put options are used to protect against significant drops in equity markets. Interest rate futures are used to hedge the interest rate risks of forecasted acquisitions of fixed rate maturity investments. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made by one party to the agreement at each due date.

Hedge ineffectiveness in the amount of $89 was recorded as a decrease to net investment income during the year ended December 31, 2006, while $567 was recorded as an increase to net investment income during the year ended December 31, 2005 and $3,534 was recorded as a decrease to net investment income during the year ended December 31, 2004.

Unrealized derivative gains and losses included in accumulated other comprehensive income are reclassified into earnings at the time interest income is recognized. Derivative net gains in the amounts of $1,709, $7,853 and $10,023 were reclassified to net investment income during the years ended December 31, 2006, 2005 and 2004, respectively. As of December 31, 2006, the Company estimates that $416 of net derivative losses included in other comprehensive income will be reclassified into net investment losses within the next twelve months.

Derivatives not designated as hedging instruments - The Company attempts to match the timing of when interest rates are committed on insurance products with other new investments. However, timing differences may occur and can expose the Company to fluctuating interest rates. To offset this risk, the Company uses U.S. Treasury futures contracts. The Company also utilizes U.S. Treasury futures as a method of adjusting the duration of the overall portfolio.

The Company occasionally purchases a financial instrument that contains a derivative instrument that is “embedded” in the financial instrument. Upon purchasing the instrument, the Company assesses whether the economic characteristics of the embedded derivative are clearly and closely related to the economic characteristics of the remaining component of the financial instrument (i.e. the host contract) and whether a separate instrument with the same terms as the embedded instrument could meet the definition of a derivative instrument. When it is determined that (1) the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract, and (2) a separate instrument with the same terms would qualify as a derivative instrument, the embedded derivative is separated from the host contract and carried at its fair value.

Although management believes the above-mentioned derivatives are effective hedges from an economic standpoint, they do not meet the requirements for hedge accounting treatment under SFAS No. 133, as amended. As such, changes in the market value of these instruments are recorded in net income. During the years ended December 31, 2006 and 2005, decreases in the amounts of $264 and $883 were recognized in net income from market value changes of derivatives not receiving hedge accounting treatment, while an increase to net investment income in the amount of $4,125 was recognized during the year ended December 31, 2004. These amounts exclude the impact of the embedded derivative discussed in Note 4.

GREAT WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2005 and 2004

(Dollars in Thousands, Except Share Amounts)

The following tables summarize derivative financial instruments at December 31, 2006 and 2005.

	December 31, 2006
	Notional	Strike/
	Amount	Swap Rate	Maturity

Interest rate swaps	344,876	2.72% - 5.37%	April 2007 -
			February 2045
Credit default swaps	98,295	N/A	January 2007 -
			November 2007
Foreign currency
exchange contracts	30,000	N/A	December 2016
Futures:
Ten year U.S.
Treasury:
Long position	2,100	N/A	March 2007
Five year U.S.
Treasury:
Long position	23,500	N/A	March 2007
Total return swap:
Receivable for
coinsurance with
funds withheld	386,499	Variable	Indeterminable

	December 31, 2005
	Notional	Strike/
	Amount	Swap Rate	Maturity
			January 2006-
Interest rate swaps	$360,013	2.72% - 6.54%	February 2045
Credit default swaps	102,952	N/A	November 2007
Foreign currency			July 2006-
exchange contracts	19,000	N/A	November 2007
Options:
Calls	22,000	Various	February 2006
Futures:
Ten year U.S.
Treasury:
Long position	2,100	N/A	March 2006
Five year U.S.
Treasury:
Long position	23,500	N/A	March 2006
Short position	16,000	N/A	March 2006
Total return swap:
Receivable for
coinsurance with
funds withheld	510,295	Variable	Indeterminable

GREAT WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2005 and 2004

(Dollars in Thousands, Except Share Amounts)

Mortgage loans -The following table summarizes information with respect to impaired mortgage loans at December 31, 2006 and 2005.

	December 31,
	2006	2005
Impaired loans, net of related allowance for credit
losses of $6,213 and $6,213	$4,869	$4,906
Impaired loans with no related allowance for credit losses	1,344	-
Average balance of impaired loans during the year	11,773	14,096
Interest income recognized while impaired	50	750
Interest income received and recorded while impaired
using the cash basis method of recognition	109	702

As part of its active loan management policy and in the interest of maximizing the future return of each individual loan, the Company may from time to time modify the original terms of certain loans. These restructured loans, all performing in accordance with their modified terms, aggregated $6,491 and $18,283 at December 31, 2006 and 2005, respectively.

The following table summarizes activity in the allowance for mortgage loan credit losses for the years 2006, 2005 and 2004.

	Year Ended December 31,
	2006	2005	2004
Balance, January 1	$15,661	$30,339	$31,889
Release of provision	-	(8,000)	(3,192)
Amounts written off	-	(6,678)	(304)
Recoveries	-	-	1,946
Balance, December 31	$15,661	$15,661	$30,339

The changes to the allowance for mortgage loan credit losses are recorded in net realized gains (losses) on investments.

Equity investments - The carrying value of the Company’s equity investments was $373,460 and $524,212 at December 31, 2006 and 2005, respectively. At December 31, 2006 and 2005, the Company had investments in the amounts of $0 and $132,233, respectively, in an exchange-traded fund, which invests in corporate debt securities.

At December 31, 2006 and 2005, the Company had $345,192 and $374,295, respectively, invested in limited partnerships and limited liability corporations. The Company makes commitments to fund partnership interests in the normal course of its business. The amounts of unfunded commitments at December 31, 2006 and 2005 were $27,441 and $33,648, respectively.

Securities pledged, restricted assets and special deposits - The Company pledges investment securities it owns to unaffiliated parties through certain transactions, including securities sold under agreements to repurchase, futures contracts and state regulatory deposits.

The Company had securities on deposit with governmental authorities as required by certain insurance laws with carrying values in the amounts of $59,177 and $63,688 at December 31, 2006 and 2005, respectively.

The Company participates in a securities lending program whereby securities, which are included in invested assets in the accompanying consolidated balance sheets, are loaned to third parties.

GREAT WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2005 and 2004

(Dollars in Thousands, Except Share Amounts)

The Company requires a minimum of 102% of the fair value of the loaned securities to be separately maintained as collateral for the loans. Securities with a cost or amortized cost in the amounts of $365,219 and $138,530 and estimated fair values in the amounts of $365,341 and $139,146 were on loan under the program at December 31, 2006 and 2005, respectively. The Company was liable for collateral under its control in the amounts of $382,423 and $145,193 at December 31, 2006 and 2005, respectively.

Additionally, the fair value of margin deposits related to futures contracts was approximately $820 and $2,313 at December 31, 2006 and 2005, respectively.

Impairment of fixed maturity investments and equity investments - The Company classifies all of its fixed maturity and equity investments as available-for-sale and marks them to fair value with the related net gain or loss, net of policyholder related amounts and deferred taxes, being recorded in accumulated other comprehensive income in the stockholder’s equity section in the accompanying consolidated balance sheets. All securities with gross unrealized losses at the consolidated balance sheet date are subjected to the Company’s process for identifying other-than-temporary impairments.

The Company writes down to fair value securities that it deems to be other-than-temporarily impaired in the period the securities are deemed to be so impaired. The Company records write-downs as investment losses and adjusts the cost basis of the securities accordingly. The Company does not adjust the revised cost basis for subsequent recoveries in value.

The assessment of whether an other-than-temporary impairment has occurred is based upon management’s case-by-case evaluation of the underlying reasons for the decline in fair value. Management considers a wide range of factors, as described below, regarding the security issuer and uses its best judgment in evaluating the cause of the decline in its estimated fair value and in assessing the prospects for near-term recovery. Inherent in management’s evaluation of the security are assumptions and estimates about the operations and future earnings potential of the issuer.

Considerations used by the Company in the impairment evaluation process include, but are not limited to, the following:

•	Fair value is significantly below cost.
•	The decline in fair value is attributable to specific adverse conditions affecting a particular instrument, its issuer, an industry or geographic area.
•	The decline in fair value has existed for an extended period of time.
•	A debt security has been downgraded by a credit rating agency.
•	The financial condition of the issuer has deteriorated.
•	Dividends have been reduced or eliminated or scheduled interest payments have not been made.

While all available information is taken into account, it is difficult to predict the ultimate recoverable amount from a distressed or impaired security.

The Company’s security investments fluctuate in value based upon interest rates in financial markets and other economic factors. These fluctuations, caused by market interest rate changes, have little bearing on whether or not the investment will be ultimately recoverable. The Company has the ability and intent to hold the securities with unrealized losses until a recovery of fair value; therefore, the Company considers these declines in value as temporary.

GREAT WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2005 and 2004

(Dollars in Thousands, Except Share Amounts)

Unrealized losses on fixed maturity and equity investments

The following tables summarize unrealized investment losses by class of investment at December 31, 2006 and 2005. The Company considers these investments to be only temporarily impaired.

	December 31, 2006
	Less than twelve months		Twelve months or longer		Total
Fixed	Estimated	Unrealized	Estimated	Unrealized	Estimated	Unrealized
Maturities:	fair value	loss	fair value	loss	fair value	Loss
U.S.
government
direct
obligations
and U.S.
agencies	$1,543,431	$8,907	$986,022	$21,734	$2,529,453	$30,641
Obligations
of U.S.
states and
their sub-
divisions	279,895	6,251	456,157	16,532	736,052	22,783
Foreign
governments	1,217	7	13,242	125	14,459	132
Corporate
debt
securities	1,157,847	15,972	2,159,779	74,447	3,317,626	90,419
Mortgage-
backed
and asset-
backed
securities	724,267	7,782	2,091,923	62,867	2,816,190	70,649
Total fixed
maturities	$3,706,657	$38,919	$5,707,123	$175,705	$9,413,780	$214,624
Equity
investments	$309	$1	$79	$4	$388	$5

GREAT WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2005 and 2004

(Dollars in Thousands, Except Share Amounts)

	December 31, 2005
	Less than twelve months		Twelve months or longer		Total
Fixed	Estimated	Unrealized	Estimated	Unrealized	Estimated	Unrealized
Maturities:	fair value	loss	fair value	loss	fair value	Loss
U.S.
government
direct
obligations
and U.S.
agencies	$1,332,248	$20,663	$327,392	$7,975	$1,659,640	$28,638
Obligations
of U.S.
states and
their sub-
divisions	355,708	4,876	190,828	7,326	546,536	12,202
Foreign
governments	10,997	56	2,863	137	13,860	193
Corporate
debt
securities	1,899,246	45,172	903,183	41,855	2,802,429	87,027
Mortgage-
backed
and asset-
backed
securities	1,590,209	26,855	714,946	26,469	2,305,155	53,324
Total fixed
maturities	$5,188,408	$97,622	$2,139,212	$83,762	$7,327,620	$181,384
Equity
investments	$129,081	$4,449	$3,414	$161	$132,495	$4,610

Fixed maturity investments - At December 31, 2006 and 2005, there were 980 and 1,134 securities, respectively, that had been in a loss position for less than twelve months with carrying values in the amounts of $3,706,657 and $5,188,408, respectively, and unrealized losses in the amounts of $38,919 and $97,622, respectively. At December 31, 2006 and 2005, less than 1% and less than 2%, respectively, of these securities were rated non-investment grade. At December 31, 2006 and 2005, there were 1,456 and 641 securities, respectively, that had been in a continuous loss position for twelve months or longer with carrying values in the amounts of $5,707,123 and $2,139,212, respectively, and unrealized losses in the amounts of $175,705 and $83,762, respectively. The unrealized losses on these securities are primarily attributable to changes in market interest rates and changes in credit spreads since the securities were acquired. The Company does not consider these investments to be other-than-temporarily impaired at December 31, 2006.

U.S. Government direct obligations and U.S. agencies, obligations of U.S. states and their subdivisions and foreign governments - The unrealized losses on the Company’s investments in U.S. Government direct obligations and U.S. agencies, obligations of U.S. States and their subdivisions, and foreign governments as of December 31, 2006 and 2005 were caused by market interest rate increases since the securities were acquired. The contractual terms of these investments do not permit the issuer to settle the securities at a price less than the amortized cost of the investments. All of these investments are rated “A” and above. The Company does not consider these investments to be other-than-temporarily impaired at December 31, 2006.

GREAT WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2005 and 2004

(Dollars in Thousands, Except Share Amounts)

Corporate debt securities - At December 31, 2006 and 2005, there were 139 and 248 securities, respectively, that had been in a loss position for less than twelve months with carrying values in the amounts of $1,157,847 and $1,899,246, respectively, and unrealized losses in the amounts of $15,972 and $45,172, respectively. At December 31, 2006 and 2005, there were 324 and 223 securities, respectively, that had been in a continuous loss position for twelve months or longer with carrying values in the amounts of $2,159,779 and $903,183, respectively, and unrealized losses in the amounts of $74,447 and $41,855, respectively. The unrealized losses on these securities are primarily attributable to changes in market interest rates and changes in credit spreads since the securities were acquired. The Company does not consider these investments to be other-than-temporarily impaired at December 31, 2006.

In the automobile related industry, one security has been in a loss position for less than twelve months with an unrealized loss of in the amount of $11. Seven securities have been in a loss position for twelve months or longer with unrealized losses in the amount of $3,435. There were three automobile industry securities upon which $1,299 of impairment write-downs were recognized during the year ended December 31, 2006. Based on the Company’s analysis of the liquidity of the issuers in these investments, the Company considers the remaining principal to be fully recoverable under the contractual terms of the investments.

In the electric/utilities industry, there were 34 securities that have been in a loss position for less than twelve months with unrealized losses in the amount of $3,838. Seventy securities have been in a loss position for twelve months or longer with unrealized losses in the amount of $18,445. Less than $2,500 of unrealized losses in this industry was related to a decrease in credit quality.

In the oil and gas industry, there were nine securities that have been in a loss position for less than twelve months with unrealized losses in the amount of $1,364. There were 24 securities that have been in a loss position for twelve months or longer with unrealized losses in the amount of $4,792. Approximately $700 of unrealized losses in this industry was related to a decrease in credit quality.

The telephone and telecommunications industry has four securities that have been in a loss position for less than twelve months with unrealized losses in the amount of $851 and 20 securities that have been in a loss position for twelve months or longer with unrealized losses in the amount of $8,278. None of these unrealized losses in these industries were related to a decrease in credit quality.

The Company has investments in Canadian bank debt securities of which one security has been in a loss position for less than twelve months with an unrealized loss in the amount of $14. Three securities have been in a loss position for twelve months or longer with unrealized losses in the amount of $3,857. None of these unrealized losses in these industries were related to a decrease in credit quality.

The remaining unrealized losses on the Company’s investments in corporate debt securities in both categories are not concentrated in any one industry.

Mortgage-backed and asset-backed securities - At December 31, 2006 and 2005, there were 51 and 102 securities, respectively, that had been in a loss position for less than twelve months with carrying values in the amounts of $724,267 and $1,590,209, respectively, and unrealized losses in the amounts of $7,782 and $26,855, respectively. At December 31, 2006 and 2005, there were 139 and 67 securities, respectively, that had been in a continuous loss position for twelve months or longer with carrying values in the amounts of $2,091,923 and $714,946, respectively, and unrealized losses in the amounts of $62,867and $26,469, respectively. None

GREAT WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2005 and 2004

(Dollars in Thousands, Except Share Amounts)

of these losses were related to a decrease in credit quality. The losses on these securities are primarily attributable to changes in market interest rates and changes in credit spreads since the securities were acquired. The Company does not consider these investments to be other-than-temporarily impaired at December 31, 2006.

Equity investments - At December 31, 2006 and 2005, the Company had unrealized losses on equity investments with carrying values in the amounts of $388 and $132,495, respectively, and unrealized losses in the amounts of $5 and $4,610, respectively. The decrease in unrealized loss is primarily a result of the disposition of an exchange-traded bond fund whose value fluctuated with interest rates. Of the total unrealized losses, $1 and $4,449 have been in loss positions for less than twelve months. At December 31, 2006, the Company has no information indicating that any of these investments are other-than-temporarily impaired.

Other-than-temporary impairment

The Company recorded other-than-temporary impairments on fixed maturity investments in the amounts of $6,206 and $12,958 and $13,167, during the years ended December 31, 2006, 2005 and 2004, respectively. These impairments were primarily related to corporate debt securities in the auto industry and asset-backed securities with manufactured housing collateral. During the years ended December 31, 2006, 2005 and 2004, the Company recorded other-than-temporary impairments on equity securities in the amounts of $469, $261 and $0, respectively.

6. Estimated Fair Value of Financial Instruments

The following table summarizes the carrying amounts and estimated fair values of the Company’s financial instruments at December 31, 2006 and 2005.

	December 31,		December 31,
	2006		2005
	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value
Assets:
Fixed maturity and
and short-term
investments	$16,543,360	$16,543,360	$14,837,466	$14,837,466
Equity
investments	373,460	373,460	524,212	524,212
Mortgage loans
on real estate	1,338,193	1,340,089	1,460,559	1,471,642
Policy loans	3,797,649	3,797,649	3,715,888	3,715,888
Derivative
instruments	2,127	2,127	4,695	4,695
Reinsurance
receivable	789,744	789,744	911,121	911,121

GREAT WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2005 and 2004

(Dollars in Thousands, Except Share Amounts)

	December 31,		December 31,
	2006		2005
	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value
Liabilities:
Annuity contract
reserves without
life contingencies	$6,320,290	$6,312,243	$5,727,506	$5,725,027
Policyholders’
funds	386,301	386,301	348,937	348,937
Notes payable	532,285	532,248	221,211	221,346
Commercial paper	95,020	95,020	95,064	95,064
Derivative
instruments	7,757	7,757	12,789	12,789
Repurchase
agreements	763,779	763,779	755,905	755,905

The estimated fair values of financial instruments have been determined using available information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data in order to develop estimates of fair value. Accordingly, the estimates presented are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts of the Company’s financial instruments.

The estimated fair values of fixed maturity, short-term, and equity investments that are publicly traded are obtained from an independent pricing service. To determine the fair values of fixed maturity and equity investments that are not actively traded, the Company utilizes discounted cash flows calculated at current market rates on investments of similar quality and term. The fair values of cost method investments are not estimated if there are no identified events or changes in circumstances that may have a significant adverse effect.

Mortgage loan fair value estimates are generally based on discounted cash flows. A discount rate matrix is incorporated whereby the discount rate used in valuing a specific mortgage generally corresponds to that mortgage’s remaining term and credit quality. The rates selected for inclusion in the discount rate matrix reflect rates that the Company would quote if placing loans representative in size and quality to those currently in its portfolio.

Policy loans accrue interest at variable rates with no fixed maturity dates; therefore, estimated fair values approximate carrying values.

The estimated fair values and carrying amounts of reinsurance receivables at December 31, 2006 and 2005 include a reduction of $53,048 and $34,063, respectively, representing the estimated fair value of the embedded derivative associated with the Company’s reinsurance receivable under its coinsurance with funds withheld agreement with the United States branch of CLAC (See Note 4). Valuation of the derivative is based upon the estimated fair value of the segregated pool of assets from which the Company derives its return on the reinsurance receivable.

GREAT WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2005 and 2004

(Dollars in Thousands, Except Share Amounts)

The estimated fair values of annuity contract reserves without life contingencies are estimated by discounting the cash flows to maturity of the contracts utilizing current interest crediting rates for similar products.

The estimated fair values of policyholders’ funds are the same as the carrying amounts since the Company can change the interest crediting rates with 30 days notice.

The estimated fair values of the notes payable to GWL&A Financial and GWL are based upon discounted cash flows at current market rates on high quality investments.

The carrying values of repurchase agreements and commercial paper are a reasonable estimate of fair value due to the short-term nature of these liabilities.

Included in other assets at December 31, 2006 and 2005 are derivative financial instruments in the amounts of $2,127 and $4,695, respectively. Included in other liabilities at December 31, 2006 and 2005 are derivative financial instruments in the amounts of $7,757 and $12,789, respectively. The estimated fair values of over-the-counter derivatives, primarily consisting of interest rate swaps, which are held for other than trading purposes, are the estimated amounts the Company would receive or pay to terminate the agreements at each year-end, taking into consideration current interest rates and other relevant factors.

7. Allowances on Policyholder Receivables

Amounts receivable for uninsured accident and health insurance plan claims paid on behalf of customers and premiums in the course of collection are generally uncollateralized. These receivables are from a large number of policyholders dispersed throughout the United States and throughout many industry groups.

The Company maintains an allowance for credit losses at a level that, in management’s opinion, is sufficient to absorb credit losses on amounts receivable related to uninsured accident and health insurance plan claims and premiums in course of collection. Management’s judgment is based upon past loss experiences and current and projected economic conditions.

The following table summarizes activity in the allowances for amounts receivable related to uninsured accident and health insurance plan claims paid on behalf of customers for the years 2006, 2005 and 2004.

	Year Ended December 31,
	2006	2005	2004
Balance, January 1	$18,404	$22,938	$32,329
Amounts acquired
by reinsurance	(512)	(394)	(1,859)
Provisions charged
(credited) to operations	(283)	(507)	(517)
Amounts written off,
net of recoveries	(3,310)	(3,633)	(7,015)
Balance, December 31	$14,299	$18,404	$22,938

GREAT WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2005 and 2004

(Dollars in Thousands, Except Share Amounts)

The following table summarizes activity in the allowances for premiums in course of collection for the years 2006, 2005 and 2004.

	Year Ended December 31,
	2006	2005	2004
Balance, January 1	$5,227	$7,751	$9,768
Amounts acquired
by reinsurance	(288)	(97)	(300)
Provisions charged
(credited) to operations	7	(1,559)	17
Amounts written off,
net of recoveries	(595)	(868)	(1,734)
Balance, December 31	$4,351	$5,227	$7,751

8. Reinsurance

The Company enters into reinsurance transactions as both a provider and purchaser of reinsurance. In the normal course of business, the Company seeks to limit its exposure to loss on any single insured and to recover a portion of benefits paid by ceding risks to other insurance enterprises under excess coverage and coinsurance contracts. The Company retains a maximum liability in the amount of $3,500 of coverage per individual life.

Ceded reinsurance contracts do not relieve the Company from its obligations to policyholders. The failure of reinsurers to honor their obligations could result in losses to the Company. The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographic regions, activities or economic characteristics of the reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. At December 31, 2006 and 2005, the reinsurance receivables had carrying values in the amounts of $789,744 and $911,121, respectively. Included in these amounts are $531,389 and $654,965 at December 31, 2006 and 2005, respectively, associated with reinsurance agreements with related parties. There were no allowances for potential uncollectible reinsurance receivables at either December 31, 2006 or 2005.

The Great-West Healthcare segment of the Company entered into a reinsurance agreement, effective January 1, 2003, with an unrelated third-party to cede 90% in 2003, 75% in 2004 and 40% in 2005 of direct written group health stop-loss and excess loss activity. This agreement was terminated on December 31, 2005.

The following tables summarize life insurance in-force and life and accident/health premiums at, and for the year ended, December 31, 2006.

	Life Insurance In-Force
	Individual	Group	Total
Written direct	$51,586,508	$42,667,145	$94,253,653
Reinsurance ceded	(12,307,112)	(298)	(12,307,410)
Reinsurance assumed	86,823,557	-	86,823,557
Net	$126,102,953	$42,666,847	$168,769,800
Percentage of amount
assumed to net	68.9%	0.0%	51.4%

GREAT WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2005 and 2004

(Dollars in Thousands, Except Share Amounts)

	Premium Income
	Life	Accident
	Insurance	/health	Annuities	Total
Written direct	$382,651	$739,273	$11,087	$1,133,011
Reinsurance ceded	(43,025)	(19,062)	(172)	(62,259)
Reinsurance assumed	310,595	57,176	53	367,824
Net	$650,221	$777,387	$10,968	$1,438,576
Percentage of amount
assumed to net	47.8%	7.4%	0.5%	25.6%

The following tables summarize life insurance in-force and total premium income at, and for the year ended, December 31, 2005.

	Life Insurance In-Force
	Individual	Group	Total
Written direct	$50,652,853	$43,537,222	$94,190,075
Reinsurance ceded	(12,886,784)	(211)	(12,886,995)
Reinsurance assumed	90,629,646	-	90,629,646
Net	$128,395,715	$43,537,011	$171,932,726
Percentage of amount
assumed to net	70.6%	0.0%	52.7%

	Premium Income
	Life	Accident
	Insurance	/health	Annuities	Total
Written direct	$392,489	$555,506	$4,677	$952,672
Reinsurance ceded	(51,946)	(231,489)	(757)	(284,192)
Reinsurance assumed	357,134	197,113	2,409	556,656
Net	$697,677	$521,130	$6,329	$1,225,136
Percentage of amount
assumed to net	51.2%	37.8%	38.1%	45.4%

The following tables summarize life insurance in-force and life and accident/health premiums at, and for the year ended, December 31, 2004.

	Life Insurance In-Force
	Individual	Group	Total
Written direct	$50,946,388	$48,101,396	$99,047,784
Reinsurance ceded	(12,925,504)	(501,200)	(13,426,704)
Reinsurance assumed	14,080,477	1,142,649	15,223,126
Net	$52,101,361	48,742,845	100,844,206
Percentage of amount
assumed to net	27.0%	2.3%	15.1%

	Premium Income
	Life	Accident
	Insurance	/health	Annuities	Total
Written direct	$416,157	$628,257	$745	$1,045,159
Reinsurance ceded	(54,610)	(632,892)	(953)	(688,455)
Reinsurance assumed	157,351	151,539	5,474	314,364
Net	$518,898	$146,904	$5,266	$671,068
Percentage of amount
assumed to net	30.3%	103.2%	103.9%	46.8%

GREAT WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2005 and 2004

(Dollars in Thousands, Except Share Amounts)

9.           Deferred Acquisition Costs and Value of Business Acquired

The following table summarizes activity in deferred acquisition costs and value of business acquired for the years ended December 31, 2006, 2005 and 2004.

	DAC	VOBA	Total
Balance, January 1, 2004	$570,031	$5,029	$575,060
Capitalized additions	52,693	-	52,693
Amortization	(53,846)	(1,192)	(55,038)
Unrealized investment gains (losses)	2,204	-	2,204
Reinsurance recapture	(29,831)	-	(29,831)
Purchase accounting adjustment	(157,000)	-	(157,000)
Balance, December 31, 2004	384,251	3,837	388,088
Capitalized additions	50,437	-	50,437
Amortization	(51,306)	(222)	(51,528)
Unrealized investment gains (losses)	33,433	12	33,445
Purchase accounting adjustment	-	6,000	6,000
Balance, December 31, 2005	416,815	9,627	426,442
Capitalized additions	60,186	46,033	106,219
Amortization	(44,524)	(1,665)	(46,189)
Unrealized investment gains (losses)	18,738	(76)	18,662
Balance, December 31, 2006	$451,215	$53,919	$505,134

DAC includes $82,162, $81,408, and $82,648 at December 31, 2006, 2005, and 2004 as the result of the CLAC indemnity reinsurance agreement discussed in Note 4. In the 2005 consolidated financial statements, these amounts were shown as deferred ceding commission. The 2004 reinsurance recapture amount resulted from CLAC’s recapture from the Company of the group life and health business in February 2004. The 2004 purchase accounting adjustment was based on the Company’s final analysis of the policy reserves acquired from CLAC. CLAC’s United States branch had not previously computed policy liabilities under GAAP, which required the Company to estimate the amount of liabilities assumed, which was approximately $3,000,000 at September 1, 2003. During the third quarter of 2004, DAC and certain policy reserve liabilities acquired as part of this reinsurance agreement were both decreased by $157,000.

The estimated future amortization of VOBA for the years ended December 31, 2007 through December 31, 2011 is as follows.

Year Ended
December 31,
2007	$7,229
2008	6,272
2009	5,453
2010	4,755
2011	4,160

GREAT WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2005 and 2004

(Dollars in Thousands, Except Share Amounts)

10.	Goodwill and Other Intangible Assets

The balances of and changes in goodwill by segment for the years ended December 31, are as follows.

	Great-West	Financial
	Healthcare	Services	Total
Balance, January 1, 2005	$34,668	$5,784	$40,452
Acquisitions	-	-	-
Other	-	-	-
Balance, December 31, 2005	34,668	5,784	40,452
Acquisitions	8,327	96,060	104,387
Other	661	530	1,191
Balance, December 31, 2006	$43,656	$102,374	$146,030

See Note 2 for further discussion on acquisitions. The other activity represents purchase price adjustments.

The following table summarizes other intangible assets as of December 31.

	2006		2005
	Gross		Gross
	carrying	Accumulated	carrying	Accumulated
	amount	amortization	amount	amortization
Customer relationships	$31,357	$(1,510)	$5,536	$(633)
Preferred provider
agreements	14,490	-	-	-
Healthcare provider
networks	2,775	-	-	-
Total	$48,622	$(1,510)	$5,536	$(633)

The Great-West Healthcare segment includes customer relationships, net of accumulated amortization, of $1,043 and $1,423 and healthcare provider networks, net of accumulated amortization, of $2,775 and $0 at December 31, 2006 and 2005, respectively. The Financial Services segment includes customer relationships, net of accumulated amortization, of $28,804 and $3,480 and preferred provider agreements of $14,490 and $0 at December 31, 2006 and 2005, respectively.

Amortization expense for other intangibles assets included in general insurance expenses was $877, $384, and $249 for the years ended December 31, 2006, 2005, and 2004, respectively. Except for goodwill, the Company has no intangible assets with indefinite useful lives.

The estimated future amortization of other intangible assets using current assumptions, which are subject to change, for the years ended December 31, 2007 through December 31, 2011 is as follows.

Year Ended
December 31,
2007	$5,431
2008	5,183
2009	4,885
2010	4,397
2011	4,194

GREAT WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2005 and 2004

(Dollars in Thousands, Except Share Amounts)

11.           Commercial Paper

The Company has a commercial paper program that is partially supported by a $50,000 corporate credit facility (See Note 21).

The following table provides information regarding the Company’s commercial paper program at December 31, 2006 and 2005.

	December 31,
	2006	2005
Commercial paper outstanding	$95,020	$95,064
Maturity range (days)	10 – 89	10 – 86
Interest rate range	5.31% - 5.38%	3.99% - 4.48%

12.         Stockholder’s Equity and Dividend Restrictions

At December 31, 2006 and 2005, the Company had 50,000,000 shares of $1 par value preferred stock authorized, none of which were issued or outstanding at either date. In addition, the Company has 50,000,000 shares of $1 par value common stock authorized, 7,032,000 of which were issued and outstanding at both December 31, 2006 and 2005.

The Company’s net income and capital and surplus, as determined in accordance with statutory accounting principles and practices as prescribed by the National Association of Insurance Commissioners, for the years ended December 31, 2006, 2005 and 2004 are as follows.

	Year Ended December 31,
	2006	2005	2004
	(Unaudited)
Net income	$285,570	$391,631	$402,341
Capital and surplus	1,854,416	1,538,887	1,477,464

Dividends are paid as determined by the Board of Directors, subject to restrictions as discussed below. Dividends in the amount of $249,395, $221,358 and $163,230 were paid to the holder of the Company’s common stock during the years ended December 31, 2006, 2005 and 2004, respectively.

The maximum amount of dividends that can be paid to stockholders by insurance companies domiciled in the State of Colorado, without prior approval of the Insurance Commissioner, is subject to restrictions relating to statutory capital and surplus and statutory net gain from operations. Unaudited statutory capital and surplus and net gain from operations at and for the year ended December 31, 2006 were $1,854,416 and $381,911, respectively. The Company should be able to pay up to $381,911 (unaudited) of dividends during 2007 without the prior approval of the insurance commissioner.

GREAT WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2005 and 2004

(Dollars in Thousands, Except Share Amounts)

13.	Other Comprehensive Income

The following table presents the composition of other comprehensive income (loss) for the year ended December 31, 2006.

	Year Ended December 31, 2006
	Before-Tax	Tax (Expense)	Net-of-Tax
	Amount	Benefit	Amount
Unrealized gains (losses) on
available-for-sale securities:
Net changes during the year
related to cash flow hedges	$(7,805)	$2,732	$(5,073)
Unrealized holding gains (losses)
arising during the year	(52,398)	18,339	(34,059)
Less: reclassification adjustment
for (gains) losses realized
in net income	3,535	(1,237)	2,298
Net unrealized gains (losses)	(56,668)	19,834	(36,834)
Reserve, DAC and VOBA
adjustment	19,785	(6,925)	12,860
Net unrealized gains (losses)	(36,883)	12,909	(23,974)
Minimum pension liability
adjustment	1,521	(532)	989
Other comprehensive
income (loss)	$(35,362)	$12,377	$(22,985)

The following table presents the composition of other comprehensive income (loss) for the year ended December 31, 2005.

	Year Ended December 31, 2005
	Before-Tax	Tax (Expense)	Net-of-Tax
	Amount	Benefit	Amount
Unrealized gains (losses) on
available-for-sale securities:
Net changes during the year
related to cash flow hedges	$5,753	$(2,014)	$3,739
Unrealized holding gains (losses)
arising during the year	(256,982)	89,142	(167,840)
Less: reclassification adjustment
for (gains) losses realized
in net income	(3,474)	1,216	(2,258)
Net unrealized gains (losses)	(254,703)	88,344	(166,359)
Reserve, DAC and VOBA
adjustment	63,393	(22,314)	41,079
Net unrealized gains (losses)	(191,310)	66,030	(125,280)
Minimum pension liability
adjustment	(15,897)	5,564	(10,333)
Other comprehensive
income (loss)	$(207,207)	$71,594	$(135,613)

GREAT WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2005 and 2004

(Dollars in Thousands, Except Share Amounts)

The following table presents the composition of other comprehensive income (loss) for the year ended December 31, 2004.

	Year Ended December 31, 2004
	Before-Tax	Tax (Expense)	Net-of-Tax
	Amount	Benefit	Amount
Unrealized gains (losses) on
available-for-sale securities:
Net changes during the year
related to cash flow hedges	$7,326	$(2,564)	$4,762
Unrealized holding gains (losses)
arising during the year	(12,706)	4,448	(8,258)
Less: reclassification adjustment
for (gains) losses realized
in net income	(35,908)	12,567	(23,341)
Net unrealized gains (losses)	(41,288)	14,451	(26,837)
Reserve, DAC and VOBA
adjustment	35,773	(12,521)	23,252
Net unrealized gains (losses)	(5,515)	1,930	(3,585)
Minimum pension liability
adjustment	(8,370)	2,930	(5,440)
Other comprehensive
income (loss)	$(13,885)	$4,860	$(9,025)

14.          Net Investment Income and Realized Gains on Investments

The following table summarizes net investment income for the years ended December 31, 2006, 2005 and 2004.

	Year Ended December 31,
	2006	2005	2004
Investment income:
Fixed maturity and
short-term investments	$824,399	$762,683	$688,096
Equity investments	20,248	18,899	10,749
Mortgage loans on real estate	83,290	93,230	104,902
Policy loans	208,516	202,946	203,127
Other, including interest
income from related
parties of $22,505,
$32,723 and $60,922	38,325	22,377	64,149
	1,174,778	1,100,135	1,071,023
Investment expenses	(10,753)	(10,055)	(21,121)
Net investment income	$1,164,025	$1,090,080	$1,049,902

GREAT WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2005 and 2004

(Dollars in Thousands, Except Share Amounts)

The following table summarizes net realized gains on investments for the years ended December 31, 2006, 2005 and 2004.

	Year Ended December 31,
	2006	2005	2004
Net realized gains (losses):
Fixed maturity and
short-term investments	$(13,149)	$(20,129)	$34,960
Equity investments	(2,446)	43,884	8,040
Mortgage loans on real estate	3,129	625	5,318
Other	(124)	(81)	(13)
Provisions for mortgage
impairments	514	14,678	9,642
Net realized gains (losses) on
investments	$(12,076)	$38,977	$57,947

Included in net investment income and net realized gains (losses) on investments are amounts allocable to the participating fund account. This allocation is based upon the activity in a specific block of invested assets that are segmented for the benefit of the participating fund account. The amounts of net investment income allocated to the participating fund account were $373,278, $351,149, and $367,558 for the years ended December 31, 2006, 2005 and 2004, respectively. The amounts of net realized gains (losses) allocated to the participating fund account were $(12,465), $(3,300), and $8,504 for the years ended December 31, 2006, 2005 and 2004, respectively.

15.          General Insurance Expenses

The following table summarizes the components of general insurance expenses for the years ended December 31, 2006, 2005 and 2004.

	Year Ended December 31,
	2006	2005	2004
Compensation	$516,355	$492,544	$457,959
Commissions	233,098	187,115	193,943
Premium and other taxes	40,121	33,471	33,030
Capitalization of DAC	(60,186)	(50,437)	(52,693)
Rent, net of sublease income	25,353	23,093	33,371
Other	242,761	238,564	247,835
Total	$997,502	$924,350	$913,445

16.         Employee Benefit Plans

On December 31, 2006, the Company adopted the recognition and disclosure provisions of SFAS No. 158. SFAS No. 158 required the Company to recognize the funded status (i.e., the difference between the fair value of plan assets and the projected benefit obligations for the defined benefit plan or the accumulated post-retirement benefit obligation for the post- retirement medical plan) of its pension plan and post-retirement medical plan in the December 31, 2006 statement of financial position, with a corresponding adjustment to accumulated other comprehensive income, net of tax. The adjustment to accumulated other comprehensive income at adoption represents the net unrecognized actuarial losses, unrecognized prior service costs, and unrecognized transition obligation remaining from the initial adoption of Statement of Financial Accounting Standards No. 87, Employer’s Accounting for Pensions (“SFAS No. 87”) all

GREAT WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2005 and 2004

(Dollars in Thousands, Except Share Amounts)

of which were previously netted against the plan’s funded status in the Company’s statement of financial position pursuant to the provisions of SFAS No. 87. These amounts will be subsequently recognized as net periodic pension cost pursuant to the Company’s historical accounting policy for amortizing such amounts. Further, actuarial gains and losses that arise in subsequent periods and are not recognized as net periodic pension cost in the same periods will be recognized as a component of other comprehensive income. Those amounts will be subsequently recognized as a component of net periodic pension cost on the same basis as the amounts recognized in accumulated other comprehensive income at adoption of SFAS No. 158.

The incremental effects of adopting the provisions of SFAS No. 158 on the Company’s statement of financial position at December 31, 2006 are presented in the following table. The adoption of SFAS No. 158 had no effect on the Company’s consolidated statement of income for the year ended December 31, 2006, or for any prior period presented, and it will not effect the Company’s operating results in future periods. Prior to adopting the recognition provisions of SFAS No. 158 at December 31, 2006, the Company recognized an additional minimum pension liability pursuant to the provisions of SFAS No. 87. The effect of recognizing the additional minimum liability is included in table below in the column labeled “Prior to Adopting SFAS No. 158.”

	At December 31, 2006
	Prior to	Effect of	As Reported at
	Adopting	Adopting	December 31,
	SFAS No. 158	SFAS No.158	2006

Deferred income taxes	$169,433	$3,626	$173,059
Other assets	647,566	(20,359)	627,207
Other liabilities	830,777	(9,999)	840,776
Accumulated other
comprehensive income (loss)	(39,803)	(6,734)	(46,537)

Defined benefit pension and post-retirement medical plans - The Company has a noncontributory defined benefit pension plan covering substantially all of its employees that were hired before January 1, 1999. Pension benefits are based principally on an employee’s years of service and compensation levels near retirement. The Company’s policy for funding the defined benefit pension plans is to make annual contributions, which equal or exceed regulatory requirements.

The Company sponsors an unfunded post-retirement medical plan (the “medical plan”) that provides health benefits to retired employees who are not Medicare eligible. The medical plan is contributory and contains other cost sharing features, which may be adjusted annually for the expected general inflation rate. The Company’s policy is to fund the cost of the medical plan benefits in amounts determined at the discretion of management.

During December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”) was signed into law. Under the Act, which takes effect on January 1, 2006, employers who sponsor postretirement plans that provide for a prescription drug benefit under Medicare Part D may be entitled to a subsidy payment. In conjunction with the effect of this legislation, the Company amended its post-retirement medical plan, whereby it eliminated the provision of medical benefits for retired employees once they become Medicare eligible. The adoption of the amendment resulted in a reduction of the Company’s estimated post-retirement medical plan benefit obligation in the amount of $34,965 on January 1, 2006. On January 1, 2005, the United States employees of CLAC became participants in the Company’s post-retirement medical benefit plan.

GREAT WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2005 and 2004

(Dollars in Thousands, Except Share Amounts)

A November 30 measurement date is used for the defined benefit pension and post-retirement medical plans. Prepaid benefit costs and intangible assets are included in other assets and accrued benefit costs and unfunded status amounts are included in other liabilities in the accompanying consolidated balance sheets.

The following table provides a reconciliation of the changes in the benefit obligations, fair value of plan assets, and the funded status for the Company’s defined benefit pension and post-retirement medical plans as of the years ended December 31, 2006 and 2005.

	Defined Benefit		Post-Retirement
	Pension Plan		Medical Plan
	2006	2005	2006	2005
Change in projected benefit
obligation:
Benefit obligation, January 1	$275,646	$238,024	$23,923	$50,074
Service cost	9,406	8,498	1,851	2,385
Interest cost	15,970	14,537	1,309	2,421
Actuarial (gain) loss	6,166	21,658	(433)	(2,813)
Benefits paid	(7,463)	(7,071)	(1,003)	(1,089)
Plan change	1,048	-	-	(34,965)
Canada Life plan merger	-	-	-	7,910
Benefit obligation, December 31	$300,773	$275,646	$25,647	$23,923

Change in plan assets:
Fair value of plan assets,
January 1	$208,753	$198,964	$-	$-
Actual return on plan assets	19,243	16,860	-	-
Employer contributions	36,000	-	1,003	1,089
Benefits paid	(7,463)	(7,071)	(1,003)	(1,089)
Fair value of plan assets,
December 31	$256,533	$208,753	$-	$-

Funded status:
Funded status at December 31	(44,240)	(66,893)	(25,647)	(23,923)
Unrecognized net actuarial loss	(A)	67,055	(A)	11,879
Unrecognized prior service cost	(A)	832	(A)	(41,063)
Unrecognized net obligation
or (asset) at transition	(A)	(9,085)	(A)	-
Contribution after measurement
date and before December 31	(A)	4,700	(A)	-
Net amount recognized	(A)	(3,391)	(A)	(53,107)

Amounts recognized in the
consolidated balance sheets:
Prepaid benefit cost (accrued
benefit liability)	(44,240)	(42,539)	(52,171)	(53,107)
Intangible asset	(A)	832	(A)	-
Accumulated other
comprehensive income	(59,213)	(38,316)	26,523	-
Net amount recognized	(A)	(3,391)	(A)	(53,107)

(A)	Not applicable under the provisions of SFAS No. 158.

GREAT WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2005 and 2004

(Dollars in Thousands, Except Share Amounts)

48

The accumulated benefit obligation for the defined benefit pension plan was $279,828 and $255,992 at December 31, 2006 and 2005, respectively.

The following table provides information regarding amounts in accumulated other comprehensive income that have not yet been recognized as components of net periodic benefit costs at December 31, 2006.

	Defined Benefit		Post-Retirement
	Pension Plan		Medical Plan
	Gross	Net of Tax	Gross	Net of Tax
Net gain (loss) Net prior service (cost) credit Net transition asset (obligation)	$(65,367)	$(42,488)	$(10,813)	$(7,028)
	(1,417)	(921)	37,336	24,268
	7,571	4,921	-	-
	$(59,213)	$(38,488)	$26,523	$17,240

The following table provides information regarding amounts in accumulated other comprehensive income that are expected to be recognized as components of net periodic benefit costs during the year ended December 31, 2007.

	Defined Benefit		Post-Retirement
	Pension Plan		Medical Plan
	Gross	Net of Tax	Gross	Net of Tax
Net gain (loss) Net prior service (cost) credit Net transition asset (obligation)	$(4,924)	$(3,201)	$(632)	$(411)
	(218)	(142)	3,727	2,423
	1,514	984	-	-
	$(3,628)	$(2,359)	$3,095	$2,012

The expected benefit payments for the Company’s defined benefit pension and post-retirement medical plans for the years indicated are as follows.

	Defined Benefit	Post-Retirement
	Pension Plan	Medical Plan
2007	$8,754	$793
2008	9,577	1,007
2009	10,326	1,196
2010	10,958	1,420
2011	11,974	1,665
2012 through 2016	79,088	12,130

Net periodic (benefit) cost included in general insurance expenses in the accompanying consolidated statements of income for the years ended December 31, includes the following components.

GREAT WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2005 and 2004

(Dollars in Thousands, Except Share Amounts)

	Defined Benefit Pension Plan
	2006	2005	2004
Components of net periodic
(benefit) cost:
Service cost	$9,406	$8,498	$8,576
Interest cost	15,970	14,537	13,317
Expected return on plan assets	(16,835)	(15,610)	(14,933)
Amortization of transition
obligation	(1,514)	(1,514)	(1,514)
Amortization of unrecognized
prior service costs	462	632	632
Amortization of loss from
earlier periods	5,447	4,035	2,751
Net periodic (benefit) cost	$12,936	$10,578	$8,829

	Post-Retirement Medial Plan
	2006	2005	2004
Components of net periodic
(benefit) cost:
Service cost	$1,851	$2,385	$2,891
Interest cost	1,309	2,421	2,735
Expected return on plan assets	-	-	-
Amortization of transition
obligation	-	-	-
Amortization of unrecognized
prior service costs	(3,727)	(1,868)	(713)
Amortization of loss from
earlier periods	633	532	664
Net periodic (benefit) cost	$66	$3,470	$5,577

The following table presents the assumptions used in determining benefit obligations for the years ended December 31, 2006, 2005 and 2004.

	Defined Benefit Pension Plan
	2006	2005	2004
Discount rate	5.75%	5.75%	6.00%
Expected return on plan assets	8.00%	8.00%	8.00%
Rate of compensation increase	3.19%	3.19%	3.19%

	Post-Retirement Medical Plan
	2006	2005	2004
Discount rate	5.75%	5.75%	6.00%
Expected return on plan assets	-	-	-
Rate of compensation increase	-	-	-

The discount ratehas been set based upon the rates of return on high-quality fixed-income investments currently available and expected to be available during the period the benefits will be paid. In particular, the yields on bonds rated AA or better on the measurement date have been used to set the discount rate.

GREAT WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2005 and 2004

(Dollars in Thousands, Except Share Amounts)

Assumed healthcare cost trend rates have a significant effect on the amounts reported for the medical plan. For measurement purposes, a 9.5% annual rate of increase in the per capita cost of covered healthcare benefits was assumed and that the rate would gradually decrease to a level of 5.25% by 2015.

The following table presents what a one-percentage-point change would have on assumed healthcare cost trend rates.

	One Percentage	One Percentage
	Point Increase	Point Decrease
Increase (decrease) on total of service
and interest cost on components	$475	$(402)
Increase (decrease) on post-
retirement benefit obligation	3,634	(2,758)

The following table presents how the Company’s pension plan assets are invested at December 31, 2006 and 2005.

Asset Category:	2006	2005
Equity securities	70%	68%
Debt securities	28%	27%
Real estate	-	4%
Other	2%	1%
Total	100%	100%

The following table presents the Company’s target allocation for invested plan assets at December 31, 2007.

Asset Category:	December 31, 2007
Equity securities	60%
Debt securities	30%
Other	10%
Total	100%

The Company does not expect any plan assets to be returned to it during the year ended December 31, 2007. The Company does not expect to make contributions to its pension plan during the year ended December 31, 2007. The Company expects to contribute $793 to its medical plan during the year ended December 31, 2007.

The investment objective of the defined benefit pension plan is to provide an attractive risk-adjusted return that will ensure the payment of benefits while protecting against the risk of substantial investment losses. Correlations among the asset classes are used to identify an asset mix that the Company believes will provide the most attractive returns. Long-term return forecasts for each asset class using historical data and other qualitative considerations to adjust for projected economic forecasts are used to set the expected rate of return for the entire portfolio.

Supplemental executive retirement plan - The Company also provides supplemental executive retirement plans to certain key executives. These plans provide key executives with certain benefits upon retirement, disability or death based upon total compensation. The Company has purchased individual life insurance policies with respect to each employee covered by this plan.

GREAT WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2005 and 2004

(Dollars in Thousands, Except Share Amounts)

The Company is the owner and beneficiary of the insurance contracts. The Company’s expense for these plans was $4,942, $3,732 and $3,183 for the years ended December 31, 2006, 2005 and 2004, respectively. The liability associated with these plans was $46,084 and $45,771 at December 31, 2006 and 2005, respectively, and is included in other liabilities in the accompanying consolidated balance sheets.

The following table summarizes changes in the benefit obligations and plan assets for the Company’s supplemental executive retirement plans for the years ended December 31, 2006, 2005 and 2004.

	2006	2005
Change in projected benefit
obligation:
Benefit obligation, January 1	$45,771	$36,299
Service cost	964	818
Interest cost	2,565	2,147
Plan amendments	-	4,261
Actuarial (gain) loss	(1,270)	3,186
Benefits paid	(1,946)	(940)
Benefit obligation, December 31	$46,084	$45,771
	2006	2005
Change in plan assets:
Fair value of plan assets, January 1	$-	$-
Employer contributions	1,946	940
Benefits paid	(1,946)	(940)
Fair value of plan assets, December 31	$-	$-

		Year Ended December 31,
		2006	2005
Funded status:
Funded status, December 31		$(46,084)	$(45,771)
Unrecognized net actuarial gain		(A)	8,327
Unrecognized prior service cost		(A)	9,096
Net amount recognized	$	(A)	$(28,348)

		Year Ended December 31,
		2006	2005
Amounts recognized in the
consolidated balance sheets:
Accrued benefit cost (accrued
benefit liability)	$	(A)	$(35,348)
Intangible asset		(A)	6,726
Accumulated other
comprehensive income		(14,740)	(274)
Net amount recognized	$	(A)	$(28,348)

(A)	Not applicable under the provisions of SFAS No. 158.

GREAT WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2005 and 2004

(Dollars in Thousands, Except Share Amounts)

The following table provides information regarding amounts in accumulated other comprehensive income that have not yet been recognized as components of net periodic benefit costs at December 31, 2006.

	Gross	Net of Tax
Net gain (loss)	$(6,668)	$(4,334)
Net prior service (cost) credit	(8,072)	(5,247)
Net transition asset (obligation)	-	-
	$(14,740)	$(9,581)

The following table provides information regarding amounts in accumulated other comprehensive income that are expected to be recognized as components of net periodic benefit costs during the year ended December 31, 2007.

	Gross	Net of Tax
Net gain (loss)	$250	$162
Net prior service (cost) credit	986	641
Net transition asset (obligation)	-	-
	$1,236	$803

The expected benefit payments for the Company’s supplemental executive retirement plans for the years indicated are as follows:

2007	$1,950
2008	1,762
2009	2,068
2010	2,245
2011	2,510
2012 through 2016	14,114

Net periodic (benefit) cost included in general insurance expenses in the accompanying consolidated statements of income for the years ended December 31, includes the following components.

	2006	2005	2004
Components of net periodic cost:
Service cost	$964	$818	$767
Interest cost	2,564	2,147	1,871
Amortization of unrecognized
prior service costs	1,024	598	545
Amortization of loss from prior
periods	390	169	-
Net periodic benefit cost	$4,942	$3,732	$3,183

The following table presents the assumptions used in determining benefit obligations for the years ended December 31, 2006, 2005 and 2004.

	2006	2005	2004
Discount rate	5.75%	5.75%	6.00%
Rate of compensation increase	6.00%	6.00%	6.00%

GREAT WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2005 and 2004

(Dollars in Thousands, Except Share Amounts)

Other employee benefit plans - The Company sponsors a defined contribution 401(k) retirement plan, which provides eligible participants with the opportunity to defer up to 50% of base compensation. The Company matches 50% of the first 5% of participant pre-tax contributions for employees hired before January 1, 1999. For all other employees, the Company matches 50% of the first 8% of participant pre-tax contributions. Company contributions for the years ended December 31, 2006, 2005 and 2004 were $8,825, $8,153 and $7,522, respectively.

The Company has an executive deferred compensation plan providing key executives with the opportunity to participate in an unfunded deferred compensation program. Under the program, participants may defer base compensation and bonuses and earn interest on the amounts deferred. The program is not qualified under Section 401 of the Internal Revenue Code. Participant balances, which are reflected in other liabilities in the accompanying consolidated balance sheets, are $18,495 and $17,837 at December 31, 2006 and 2005, respectively. The participant deferrals earned interest at the average rates of 6.49% and 6.08% during the years ended December 31, 2006 and 2005, respectively. The interest rate is based on the Moody’s Average Annual Corporate Bond Index rate plus 0.45% for actively employed participants and fixed rates ranging from 6.41% to 8.30% for retired participants. Interest expense related to this plan was $1,295, $1,199 and $1,184 for the years ended December 31, 2006, 2005 and 2004, respectively.

The Company has a deferred compensation plan for select sales personnel with the opportunity to participate in an unfunded deferred compensation program. Under this program, participants may defer compensation and earn interest on the amounts deferred. The program is not qualified under Section 401 of the Internal Revenue Code. Effective January 1, 2005, this program no longer accepted participant deferrals. Participant balances, which are included in other liabilities in the accompanying consolidated balance sheets, are $5,658 and $6,055 at December 31, 2006 and 2005, respectively. The participant deferrals earned interest at the average rate of 4.50% during both years ended December 31, 2006 and 2005. The interest rate is based on an annual rate determined by the Company. The interest expense related to this plan was $269, $282 and $291 for the years ended December 31, 2006, 2005 and 2004, respectively.

The Company offers an unfunded, non-qualified deferred compensation plan to a select group of management and highly compensated individuals. Participants defer a portion of their compensation and realize potential market gains or losses on the invested contributions. The program is not qualified under Section 401 of the Internal Revenue Code. Participant balances, which are included in other liabilities in the accompanying consolidated balance sheets, are $12,531 and $10,633 at December 31, 2006 and 2005, respectively. Unrealized gains (losses) on invested participant deferrals were $1,556 and $542 for the years ended December 31, 2006 and 2005, respectively.

GREAT WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2005 and 2004

(Dollars in Thousands, Except Share Amounts)

17.         Federal Income Taxes

The following table presents a reconciliation between the statutory federal income tax rate and the Company’s effective federal income tax rate for the years ended December 31, 2006, 2005 and 2004.

	Year Ended December 31,
	2006	2005	2004
Statutory federal income tax rate	35.0%	35.0%	35.0%
Income tax effect of:
Reduction in tax contingency	(0.9)%	(0.2)%	(0.3)%
Investment income not subject
to federal tax	(1.3)%	(1.0)%	(1.3)%
Tax credits	(3.7)%	(3.8)%	(2.4)%
State income taxes,
net of federal benefit	0.8%	0.7%	0.2%
Other, net	1.1%	(0.4)%	0.3%
Effective federal income tax rate	$31.0%	$30.3%	$31.5%

The Company has reduced its liability for tax contingencies in each of the last three years due to the completion of Internal Revenue Service examinations.

Deferred income taxes represent the tax effect of the differences between the book and tax bases of assets and liabilities. The tax effect of temporary differences, which give rise to the deferred tax assets and liabilities as of December 31, 2006 and 2005, are as follows.

	December 31,
	2006		2005
	Deferred	Deferred	Deferred	Deferred
	Tax	Tax	Tax	Tax
	Asset	Liability	Asset	Liability
Policyholder reserves	$103,638	$-	$219,932	$-
Proxy tax deferred
acquisition costs	89,614	-	85,164	-
Deferred acquisition costs	-	129,168	-	117,392
Investment assets	-	93,101	-	104,817
Net operating loss
carry forward	172,709	-	100,044	-
Other	29,367	-	7,113	-
Total deferred taxes	$395,328	$222,269	$412,253	$222,209

Amounts presented for investment assets above include $4,329 and $(3,709) related to the unrealized (gains) losses on the Company’s fixed maturity and equity investments, which are classified as available-for-sale at December 31, 2006 and 2005, respectively.

The Company, together with certain of its subsidiaries, and GWL&A Financial have entered into an income tax allocation agreement whereby GWL&A Financial files a consolidated federal income tax return. Under the agreement, these companies are responsible for and will receive the benefits of any income tax liability or benefit computed on a separate tax return basis. Certain other subsidiaries file their federal income tax returns separately.

GREAT WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2005 and 2004

(Dollars in Thousands, Except Share Amounts)

The Company has federal net operating loss carry forwards generated by a subsidiary that files an income tax return separate from the GWL&A Financial consolidated federal income tax return. As of December 31, 2006, the subsidiary had net operating loss carry forwards expiring as follows.

Year
2025	$371,058
2026	122,397
Total	$493,455

Included in due from parent and affiliates at December 31, 2006 and 2005 is $(14,707) and $13,661, respectively, of income taxes receivable (payable) from GWLA Financial related to the consolidated income tax return filed by the Company and certain subsidiaries. Included in the consolidated balance sheet at December 31, 2006 is $12,034 of income taxes payable in other liabilities and at December 31, 2005 is $5,128 of income taxes receivable in other assets related to the separate federal income tax returns filed by certain subsidiaries and other state income tax receivables.

18.         Segment Information

The Company has three business segments: Great-West Healthcare, Financial Services and Other. The Great-West Healthcare segment markets and administers group life and health insurance to small and mid-sized corporate employers. The Financial Services segment markets and administers savings products to individuals, public and not-for-profit employers and corporations, and offers life insurance products to individuals and businesses. The Company’s Other segment includes corporate items not directly allocated to any of its other business segments, interest expense on long-term debt and the activities of a wholly owned subsidiary whose sole business is the assumption of a certain block of term life insurance from an affiliated company. The Company’s business segments are strategic business units that offer different products and services. They are managed separately as each segment has its own unique distribution channels.

As of December 31, 2006, the Company’s business segments have been redefined from prior reports whereby, the Other segment was identified and reported separately. The segment reporting for prior periods has been restated to reflect this change in business segments.

The accounting policies of each of the segments are the same as those described in Note 1. The Company evaluates performance of its business segments based on their profitability from operations after income taxes.

The Company’s operations are not materially dependent on one or a few customers, brokers or agents. The following tables summarize segment financial information for the year ended and as of December 31, 2006.

GREAT WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2005 and 2004

(Dollars in Thousands, Except Share Amounts)

	Year Ended December 31, 2006
	Great-West	Financial
Operations:	Healthcare	Services	Other	Total
Revenue:
Premium income	$932,349	$381,098	$125,129	$1,438,576
Fee income	702,252	336,564	4,808	1,043,624
Net investment
income	81,330	1,043,049	39,646	1,164,025
Net realized
gains on
investments	(437)	(10,840)	(799)	(12,076)
Total revenue	1,715,494	1,749,871	168,784	3,634,149
Benefits and
expenses:
Benefits	833,313	1,119,244	115,180	2,067,737
Operating
expenses	669,308	335,947	72,061	1,077,316
Total benefits
and expenses	1,502,621	1,455,191	187,241	3,145,053
Net operating
income before
income taxes	212,873	294,680	(18,457)	489,096
Income taxes	72,241	85,879	(6,226)	151,894
Net income	$140,632	$208,801	$(12,231)	$337,202

	December 31, 2006
	Great-West	Financial
Assets:	Healthcare	Services	Other	Total
Investments	$1,635,105	$19,320,572	$1,101,398	$22,057,075
Other assets	233,750	2,530,174	370,881	3,134,805
Separate
account assets	-	16,289,974	-	16,289,974
Total assets	$1,868,855	$38,140,720	$1,472,279	$41,481,854

GREAT WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2005 and 2004

(Dollars in Thousands, Except Share Amounts)

The following tables summarize segment financial information for the year ended and as of December 31, 2005.

	Year Ended December 31, 2005
	Great-West	Financial
Operations:	Healthcare	Services	Other	Total
Revenue:
Premium income	$678,333	$380,135	$166,668	$1,225,136
Fee income	661,738	298,238	4,723	964,699
Net investment
income	67,556	1,006,843	15,681	1,090,080
Net realized
gains on
investments	20,280	23,393	(4,696)	38,977
Total revenue	1,427,907	1,708,609	182,376	3,318,892
Benefits and
expenses:
Benefits	495,343	1,130,801	166,318	1,792,462
Operating
expenses	669,524	297,651	26,255	993,430
Total benefits and
expenses	1,164,867	1,428,452	192,573	2,785,892
Net operating
income before
income taxes	263,040	280,157	(10,197)	533,000
Income taxes	86,928	77,285	(2,768)	161,445
Net income	$176,112	$202,872	$(7,429)	$371,555

	December 31, 2005
	Great-West	Financial
Assets:	Healthcare	Services	Other	Total
Investments	$1,473,452	$18,254,648	$814,684	$20,542,784
Other assets	199,463	2,471,158	110,285	2,780,906
Separate
account assets	-	14,455,710	-	14,455,710
Total assets	$1,672,915	$35,181,516	$924,969	$37,779,400

GREAT WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2005 and 2004

(Dollars in Thousands, Except Share Amounts)

The following tables summarize segment financial information for the year ended and as of December 31, 2004.

	Year Ended December 31, 2004
	Great-West	Financial
Operations:	Healthcare	Services	Other	Total
Revenue:
Premium income	$261,957	$409,111	$-	$671,068
Fee income	647,226	264,291	4,127	915,644
Net investment
income	51,083	992,793	6,026	1,049,902
Net realized
gains on
investments	7,686	33,712	16,549	57,947
Total revenue	967,952	1,699,907	26,702	2,694,561
Benefits and
expenses:
Benefits	68,466	1,165,498	(351)	1,233,613
Operating
expenses	675,026	280,570	28,712	984,308
Total benefits and
expenses	743,492	1,446,068	28,361	2,217,921
Net operating
income before
income taxes	224,460	253,839	(1,659)	476,640
Income taxes	75,102	76,345	(1,227)	150,220
Net income	$149,358	$177,494	$(432)	$326,420

The following tables, which summarize premium and fee income by segment, present supplemental information for the years ended December 31, 2006, 2005 and 2004.

	Year Ended December 31,
	2006	2005	2004
Premium Income:
Great-West Healthcare:
Group Life & Health	$932,349	$678,333	$261,957
Total Great-West Healthcare	932,349	678,333	261,957
Financial Services:
Retirement Services	10,661	6,277	1,640
Individual Markets	370,437	373,858	407,471
Total Financial Services	381,098	380,135	409,111
Other	125,129	166,668	-
Total premium income	$1,438,576	$1,225,136	$671,068

GREAT WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2005 and 2004

(Dollars in Thousands, Except Share Amounts)

	Year Ended December 31,
	2006	2005	2004
Fee Income:
Great-West Healthcare:
Group Life & Health	$702,252	$661,738	$647,226
Total Great-West Healthcare	702,252	661,738	647,226
Financial Services:
Retirement Services	293,784	258,064	226,958
Individual Markets	42,780	40,174	37,333
Total Financial Services	336,564	298,238	264,291
Other	4,808	4,723	4,127
Total fee income	$1,043,624	$964,699	$915,644

19.          Share-Based Compensation

Lifeco, of which the Company is an indirect wholly-owned subsidiary, has a stock option plan (the “Lifeco plan”) that provides for the granting of options on its common shares to certain of its officers and employees and those of its subsidiaries, including the Company. Options are granted with exercise prices not less than the market price of the shares on the date of the grant. Termination of employment prior to the vesting of the options results in the forfeiture of the unvested options. The Lifeco plan provides for the granting of options with varying terms and vesting requirements. Generally, options under the Lifeco plan vest and become exercisable twenty percent per year commencing on the first anniversary of the grant and expire ten years from the date of grant. As of December 31, 2006 there were 3,118,288 underlying options available for award to employees under the Lifeco plan.

The Company adopted the provisions of SFAS No. 123R on January 1, 2006, applying the modified prospective transition method of adoption; accordingly, the results of prior years have not been restated. Prior to January 1, 2006, the Company accounted for share-based payment awards under the recognition and measurement provisions of APB No. 25 and the related interpretations, as permitted by SFAS No. 123. During the year ended December 31, 2006, the Company recognized $4,525 in its consolidated statement of income related to share-based compensation expense. No share-based compensation cost was recognized in the consolidated statements of income during the years ended December 31, 2005 or 2004 since the stock options granted prior to adoption of SFAS No. 123R had exercise prices equal to the market value of the underlying Lifeco common stock on the date of grant.

Under the modified prospective transition method, share-based compensation cost related to the unvested portion of awards outstanding at the time of adoption of SFAS No. 123R will be recognized in earnings rateably over the future vesting periods of the awards. For share-based compensation awards that are granted or modified after the adoption of SFAS No. 123R, compensation cost will be recognized in earnings using the accelerated attribution method permitted under SFAS No. 123R.

The Lifeco plan contains a provision that permits a retiring option holder with unvested stock options on the date of retirement to continue to vest in them post-retirement for a period of up to five years. Upon the retirement of an option holder with unvested options, the Company accelerates the recognition period to the date of retirement for any unrecognized share-based compensation cost related thereto and recognizes it in its earnings at that time. At December 31, 2006, the Company had $5,665, net of estimated forfeitures, of unrecognized share-based compensation costs, which will be recognized in its earnings through December 2010. The weighted average period over which these costs will be recognized in earnings is 1.9 years.

The following table summarizes the status of, and changes in, the Lifeco plan options granted to Company employees, which are outstanding at December 31, 2006. The options granted relate

GREAT WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2005 and 2004

(Dollars in Thousands, Except Share Amounts)

to stock traded in Canadian dollars on the Toronto Stock Exchange, therefore, the amounts, which are presented in U.S. dollars, will fluctuate as a result of exchange rate fluctuations.

	Weighted Average
		Exercise	Remaining
	Shares	Price	Contractual	Aggregate
	Under	(Whole	Term	Intrinsic
	Option	Dollars)	(Years)	Value ¹
Outstanding,
January 1, 2006	6,043,866	$14.04
Granted	-	-
Exercised	(969,763)	10.13
Expired or cancelled	(167,500)	13.92
Outstanding,
December 31, 2006	4,906,603	$14.82	5.1	$69,022

Vested and
expected to vest,
December 31, 2006	4,799,203	$14.67	5.0	$68,243

Exercisable,
December 31, 2006	3,832,603	$12.91	4.3	$61,229

¹

The aggregate intrinsic value is calculated as the difference between the market price of Lifeco common shares on December 31, 2006 and the exercise price of the option multiplied by the number of options.

The following table illustrates the proforma effect on net income for the years ended December 31, 2005 and 2004 as if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation.

	Year Ended December 31,
Proforma disclosures:	2005	2004
Net income, as reported	$371,555	$326,420
Less: compensation for fair value of stock options,
net of related tax effect	(3,061)	(3,352)
Proforma net income	$368,494	$323,068

As a result of adopting SFAS No. 123R, the Company’s income before income taxes and net income for the year ended December 31, 2006 were $4,525 and $4,038 lower, respectively, than if it had continued to account for share-based compensation under APB No. 25. The adoption of SFAS No. 123R did not have an effect on the Company’s cash flow. The cash proceeds from the exercise of stock options are received and retained by Lifeco.

The following table presents other information regarding options under the Lifeco plan during the year ended December 31, 2006.

GREAT WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2005 and 2004

(Dollars in Thousands, Except Share Amounts)

		Year Ended
		December 31, 2006
Weighted average fair value of options granted	$	N/A
Intrinsic value of options exercised ¹		14,655
Fair value of options vested		5,836

¹

The intrinsic value of options exercised is calculated as the difference between the market price of Lifeco common shares on the date of exercise and the exercise price of the option multiplied by the number of options exercised.

20.	Obligations Relating to Debt and Leases

The Company enters into operating leases primarily for the rental of office space. The following table shows, as of December 31, 2006, scheduled related party debt principal repayments and minimum annual rental commitments for operating leases having initial or remaining non-cancelable lease terms in excess of one year during the years ended December 31, 2007 through 2011 and thereafter.

			Total
Year Ended	Related Party	Operating	Contractual
December 31,	Notes	Leases	Obligation
2007	$-	$24,152	$24,152
2008	-	25,603	25,603
2009	-	24,352	24,352
2010	-	10,039	10,039
2011	-	2,155	2,155
Thereafter	528,400	931	529,331

21.          Commitments and Contingencies

The Company is involved in various legal proceedings that arise in the ordinary course of its business. In the opinion of management, after consultation with counsel, the resolution of these proceedings should not have a material adverse effect on the Company’s consolidated financial position or the results of its operations.

The Company has entered into a corporate credit facility agreement in the amount of $50,000 for general corporate purposes. The credit facility matures on May 26, 2010. Interest accrues at a rate dependent upon various conditions and terms of borrowings. The agreement requires the Company to maintain a minimum adjusted net worth of $900,000 plus 50% of its net income, if positive (both compiled by the unconsolidated statutory accounting basis prescribed by the National Association of Insurance Commissioners), for each quarter ending after March 31, 2005. The Company had no borrowings under the credit facility at either December 31, 2006 or 2005 and was in compliance with all covenants.

In connection with certain acquisitions, the Company agreed to pay additional consideration in future periods, based upon the attainment by the acquired entity of defined operating objectives. The contingent consideration obligations are not considered contractual obligations and are not accrued for prior to the attainment of the objectives. Any such contingent payments will be considered as additional purchase consideration and will result in an adjustment to the purchase price allocation in the period in which the contingency is resolved.

22.          Subsequent Event

GREAT WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2005 and 2004

(Dollars in Thousands, Except Share Amounts)

On February 1, 2007, Lifeco announced that it had entered into agreements with Marsh & McLennan Companies, Inc. whereby GWL&A Financial will acquire the asset management business of Putnam Investment Trust (“Putnam”). The transaction is expected to close in the second quarter of 2007.

In connection with the Putnam transaction, the Company plans to terminate the CLAC indemnity reinsurance agreement discussed in Note 4. This termination is expected to occur in the second quarter of 2007 and will result in a reduction of invested assets, cash and reinsurance receivables as well as policy benefit liabilities of approximately $1,948 million.

63

PART C: OTHER INFORMATION

Item 26. Exhibits

(a)	Board of Directors Resolution. Resolutions authorizing establishment of Registrant are filed herewith.

(b)	Custodian Agreements. None.

(c)	Underwriting Contracts. Copy of underwriting contract between Great-West Life & Annuity Insurance Company (“Great-West”) and GWFS Equities, Inc. is filed herewith.

(d)	Policies.

(d)(1)	Specimen Policy is filed herewith.
(d)(2)	Specimen Term Life Insurance Rider is filed herewith.

(e)	Applications. Specimen Application is filed herewith.

(f)	(f)(1)	Depositor’s Certificate of Incorporation. Copy of Articles of Incorporation of Great-West,
as amended, is incorporated by reference to Pre-Effective Amendment No. 2 on Form S-1 of Great-West filed on October 29, 1996, (File No 333-01173).

(f)(2)	Bylaws of Great-West is incorporated by reference to Amendment No. 1 on Form 10-K of

Great-West filed on March 31, 1998 (File No. 333-01173); Amended Bylaws of Great-

West are incorporated by reference to Post-Effective Amendment No. 38 to the

Registration Statement filed by FutureFunds Series Account on Form N-4 on April 24,

2006 (File No. 2-89550).

(g)	Reinsurance Contracts. None.

(h)	Participation Agreements.

(h)(1)	Form of Fund Participation Agreement is filed herewith.

(i)	Administrative Contracts. None.

(j)	Other Material Contracts. Form of Rule 22c-2 Shareholder Information Agreement is filed herewith.

(k)	Legal Opinion. An opinion and consent of counsel regarding the legality of the securities being registered is filed herewith.

        (l)           Actuarial Opinion.  None

(m)	Calculation of hypothetical illustration value. None

(n)	Other Opinions.

(n)(1)	Legal Consent of Jorden Burt, LLP is filed herewith.
(n)(2)	Independent Registered Public Accounting Firm’s consent is filed herewith.

(o)	Omitted Financial Statements. None.

(p)	Initial Capital Agreements. None.

(q)	Redeemability Exemption. None.

(r)	Powers of Attorney for the Directors are filed herewith.

Item 27. Directors and Officers of the Depositor.

Name	Principal Business Address	Positions and Offices with Depositor
J. Balog	2205 North Southwinds Boulevard, Apt. 307 Vero Beach, Florida 32963	Director
J. L. Bernbach	32 East 57 Street, 10th Floor New York, NY 10022	Director
O. T. Dackow	8515 East Orchard Road Greenwood Village, CO 80111	Director
A. Desmarais	Power Corporation of Canada 751 Victoria Square, Montreal, Quebec, Canada H2Y 2J3	Director
P. Desmarais, Jr.	Power Corporation of Canada 751 Victoria Square, Montreal, Quebec, Canada H2Y 2J3	Director
R. Gratton	Power Financial Corporation 751 Victoria Square, Montreal, Quebec, Canada H2Y 2J3	Chairman
K. P. Kavanagh, C. M.	100 Osborne Street North Winnipeg, Manitoba, Canada R3C 3A5	Director
A. Louvel	P.O. Box 1073 38 Beach Lane Wainscott, NY 11975	Director
W. Mackness	696 Whitehaven Crescent London, Ontario, Canada N6G 4V4	Director
W. T. McCallum	8515 East Orchard Road Greenwood Village, CO 80111	Vice-Chairman
R. L. McFeetors	8515 East Orchard Road Greenwood Village, CO 80111	Director, President and Chief Executive Officer
J. E. A. Nickerson	H.B. Nickerson & Sons Limited P.O. Box 130 255 Commercial Street North Sydney, Nova Scotia, Canada B2A 3M2	Director
D. A. Nield	330 University Avenue Toronto, Ontario, Canada M5G 1R8	Director
R.J. Orr	Power Financial Corporation 751 Victoria Square, Montreal, Quebec, Canada H2Y 2J3	Director
M. Plessis-Bélair, F. C. A.	Power Corporation of Canada 751 Victoria Square, Montreal, Quebec, Canada H2Y 2J3	Director
B. E. Walsh	Saguenay Capital, LLC Two Manhattanville Rd, #403 Purchase, New York 10577	Director
G. C. Bogdewiecz	8525 E. Orchard Road Greenwood Village, CO 80111	Senior Vice President, Human Resources
S. M. Corbett	8515 East Orchard Road Greenwood Village, CO 80111	Senior Vice President, Investments
C. H. Cumming	8515 East Orchard Road Greenwood Village, CO 80111	Senior Vice President, Marketing/Healthcare/Jumbo 401(k)
M. R. Edwards	8515 East Orchard Road Greenwood Village, CO 80111	Senior Vice President, FASCore Operations
G. R. Derback	8515 East Orchard Road Greenwood Village, CO 80111	Senior Vice President and Controller

T. L. Fouts	8505 East Orchard Road Greenwood Village, CO 80111	Senior Vice President and Chief Medical Officer
J. R. Gabbert	8505 East Orchard Road Greenwood Village, CO 80111	Senior Vice President and Chief Information Officer
M. T. G. Graye	8515 East Orchard Road Greenwood Village, CO 80111	Executive Vice President and Chief Financial Officer
D. A. Goldin	8505 East Orchard Road Greenwood Village, CO 80111	Senior Vice President, Healthcare Operations
W. T. Hoffmann	8515 East Orchard Road Greenwood Village, CO 80111	Senior Vice President, Investments
C. M. Knackstedt	8505 East Orchard Road Greenwood Village, CO 80111	Senior Vice President, Healthcare Management
R. J. Laeyendecker	8515 East Orchard Road Greenwood Village, CO 80111	Senior Vice President, Executive Benefits Markets
J. L. McCallen	8515 East Orchard Road Greenwood Village, CO 80111	Senior Vice President and Actuary
G. R. McDonald	8515 East Orchard Road Greenwood Village, CO 80111	Senior Vice President, Corporate Administration
S. A. Miller	8525 East Orchard Road Greenwood Village, CO 80111	Senior Vice President, FASCore Systems
C. P. Nelson	8515 East Orchard Road Greenwood Village, CO 80111	Senior Vice President, Retirement Services
R. F. Rivers	8505 East Orchard Road Greenwood Village, CO 80111	Executive Vice President, Healthcare
M. Rosenbaum	8505 East Orchard Road Greenwood Village, CO 80111	Senior Vice President, Healthcare Finance
G. E. Seller	8515 East Orchard Road Greenwood Village, CO 80111	Senior Vice President, Government Markets
R. K. Shaw	8515 East Orchard Road Greenwood Village, CO 80111	Senior Vice President, Individual Markets
D. J. Stefanson	8505 East Orchard Road Greenwood Village, CO 80111	Senior Vice President, Healthcare Underwriting
G. D. Webb	8515 East Orchard Road Greenwood Village, CO 80111	Senior Vice President, P/NP Operations
D. L. Wooden	8515 East Orchard Road Greenwood Village, CO 80111	Executive Vice President, Financial Services

Item 28. Person Controlled by or Under Common Control with the Depositor or the

Registrant.

A. Great-West Life & Annuity Insurance Company Group of Companies (U.S. insurance)

Power Corporation of Canada (Canada) – Holding and Management Company
100.0% - 2795957 Canada Inc. (Canada) – Holding Company
100.0% - 171263 Canada Inc. (Canada) – Holding Company
66.4% - Power Financial Corporation (Canada) – Holding Company
70.6% - Great-West Lifeco Inc. (Canada) – Holding Company
100.0% - GWL&A Financial (Canada) Inc. (Canada) – Holding Company
100.0% - GWL&A Financial (Nova Scotia) Co. (Canada) – Holding Company
100.0% - GWL&A Financial Inc. (Delaware) – Holding Company
60.0% - Great-West Life & Annuity Insurance Capital (Nova Scotia) Co. (Canada) – Holding Company
60.0% - Great-West Life & Annuity Insurance Capital (Nova Scotia) Co. II (Canada) – Holding Company
60.0% - Great-West Life & Annuity Insurance Capital, LLC (Delaware) – Holding Company
60.0% - Great-West Life & Annuity Insurance Capital, LLC II (Delaware) – Holding Company
100.0% - Great-West Life & Annuity Insurance Company (Colorado) – Life and Health Insurance Company
100.0% - First Great-West Life & Annuity Insurance Company (New York) – Life and Health Insurance Company
100.0% - Advised Assets Group, LLC (Colorado) – Investment Advisor
100.0% - Alta Health & Life Insurance Company (Indiana) – Life and Health Insurance Company
100.0% - BenefitsCorp, Inc. (Delaware) – Insurance Agency
100.0% - GWFS Equities, Inc. ( Delaware) – Securities Broker/Dealer
100.0% - BenefitsCorp, Inc. of Wyoming (Wyoming) – Insurance Agency
100.0% - Canada Life Insurance Company of America (Michigan) – Life and Health Insurance Company
100.0% - Great-West Life & Annuity Insurance Company of South Carolina (South Carolina) – Captive Insurance Company
100.0% - National Plan Coordinators of Delaware, Inc. (Delaware) – Third Party
100.0% - Emjay Corporation (Wisconsin) – Third Party Administrator
100.0% - EMJAY Retirement Plan Services, Inc. (Wisconsin) Third Party Administrator
100.0% - Great-West Healthcare Holdings, Inc. (Colorado) – Holding Company
100.0% - Great-West Healthcare, Inc. (Vermont) – Network Contracting, Development and Management
100.0% - Great-West Healthcare of Arizona, Inc. (Arizona) – Health Care Services Organization
100.0% - Great-West Healthcare of California, Inc. (California) – Health Maintenance Organization
100.0% - Great-West Healthcare of Colorado, Inc.(Colorado) – Health Maintenance Organization
100.0% - Great-West Healthcare of Florida, Inc. (Florida) – Health Maintenance Organization
100.0% - Great-West Healthcare of Georgia, Inc. (Georgia) – Health Maintenance Organization
100.0% - Great-West Healthcare of Illinois, Inc. (Illinois) – Health Maintenance Organization
100.0% - Great-West Healthcare of Indiana, Inc. (Indiana) – Health Maintenance Organization

100.0% - Great-West Healthcare of Kansas/Missouri, Inc. (Kansas) – Health Maintenance Organization
100.0% - Great-West Healthcare of Massachusetts, Inc. (Massachusetts) – Health Maintenance Organization
100.0% - Great-West Healthcare of New Jersey, Inc. (New Jersey) – Health Maintenance Organization
100.0% - Great-West Healthcare of North Carolina, Inc. (North Carolina) – Health Maintenance Organization
100.0% - Great-West Healthcare of Ohio, Inc. (Ohio) – Health Maintenance Organization
100.0% - Great-West Healthcare of Oregon, Inc. (Oregon) – Health Maintenance Organization
100.0% - Great-West Healthcare of Pennsylvania, Inc. (Pennsylvania) – Health Maintenance Organization
100.0% - Great-West Healthcare of Tennessee, Inc. (Tennessee) – Health Maintenance Organization
100.0% - Great-West Healthcare of Texas, Inc. (Texas) – Health Maintenance Organization
100.0% - Great-West Healthcare of Washington, Inc. (Washington) – Health Maintenance Organization
100.0% - One Orchard Equities, Inc. (Colorado) Securities Broker/Dealer
100.0% - Mediversal, Inc. (Nevada) – Third Party Administrator
100.0% - Universal Claims Administration (Nevada) – Third Party Administrator
100.0% - FASCore, LLC (Colorado) – Third Party Administrator
100.0% - GWL Properties Inc. (Colorado) – Real Estate Corporation
50.0% - Westkin Properties Ltd. (California) – Real Estate Corporation
100.0% - Great-West Benefit Services, Inc. (Delaware) – Leasing Company
88.89% - Maxim Series Fund, Inc. (Maryland) – Investment Company
100.0% - GW Capital Management, LLC (Colorado) – Investment Advisor
100.0% - Orchard Capital Management, LLC (Colorado) – Investment Advisor
100.0% - Orchard Trust Company, LLC (Colorado) – Trust Company
100.0% - IHN, Inc. (Indiana) - Network Contracting, Development and Management
100.0% - Lottery Receivable Company One LLC (Delaware) – Lottery Annuity Administrator
100.0% - LR Company II, L.L.C. (Delaware) – Lottery Annuity Administrator
100.0% - Singer Collateral Trust IV (Delaware) – Lottery Annuity Administrator
100.0% - Singer Collateral Trust V (Delaware) – Lottery Annuity Administrator

Item 29. Indemnification. Provisions exist under the Colorado Business Corporation Act and the Bylaws of Great-West whereby Great-West may indemnify a director, officer or controlling person of Great-West against liabilities arising under the Securities Act of 1933. The following excerpts contain the substance of these provisions:

Colorado Business Corporation Act

Article 109 - INDEMNIFICATION

Section 7-109-101. Definitions.

As used in this Article:

(1)"Corporation" includes any domestic or foreign entity that is a predecessor of the corporation by reason of a merger, consolidation, or other transaction in which the predecessor's existence ceased upon consummation of the transaction.

(2)"Director" means an individual who is or was a director of a corporation or an individual who, while a director of a corporation, is or was serving at the corporation's request as a director, an officer, an agent, an associate, an employee, a fiduciary, a manager, a member, a partner, a promoter, or a trustee of or to hold any similar position with, another domestic or foreign entity or employee benefit plan. A director is considered to be serving an employee benefit plan at the corporation's request if the director’s duties to the corporation also impose duties on or otherwise involve services by, the director to the plan or to participants in or beneficiaries of the plan. “Director” includes, unless the context requires otherwise, the estate or personal representative of a director.

(3)	"Expenses" includes counsel fees.

(4)"Liability" means the obligation incurred with respect to a proceeding to pay a judgment, settlement, penalty, fine, including an excise tax assessed with respect to an employee benefit plan, or reasonable expenses.

(5)"Official capacity" means, when used with respect to a director, the office of director in the corporation and, when used with respect to a person other than a director as contemplated in Section 7-109-107, the office in a corporation held by the officer or the employment, fiduciary, or agency relationship undertaken by the employee, fiduciary, or agent on behalf of the corporation. "Official capacity" does not include service for any other domestic or foreign corporation or other person or employee benefit plan.

(6)"Party" includes a person who was, is, or is threatened to be made a named defendant or respondent in a proceeding.

(7)"Proceeding" means any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal.

Section 7-109-102. Authority to indemnify directors.

(1) Except as provided in subsection (4) of this section, a corporation may indemnify a person made a party to the proceeding because the person is or was a director against liability incurred in the proceeding if:

(a)	The person conducted himself or herself in good faith; and

(b)	The person reasonably believed:

(I)      In the case of conduct in an official capacity with the corporation, that his or her conduct was in the corporation's best interests; and

(II)     In all other cases, that his or her conduct was at least not opposed to the corporation's best interests; and

        (c)          In the case of any criminal proceeding, the person had no reasonable cause to believe his or her conduct was unlawful.

(2) A director's conduct with respect to an employee benefit plan for a purpose the director reasonably believed to be in the interests of the participants in or beneficiaries of the plan is conduct that satisfies the requirements of subparagraph (II) of paragraph (b) of subsection (1) of this section. A director's conduct with respect to an employee benefit plan for a purpose that the director did not reasonably believe to be in the interests of the participants in or beneficiaries of the plan shall be deemed not to satisfy the requirements of subparagraph (a) of subsection (1) of this section.

(3) The termination of any proceeding by judgment, order, settlement, or conviction, or upon a plea of nolo contendere or its equivalent, is not, of itself, determinative that the director did not meet the standard of conduct described in this section.

                   (4) A corporation may not indemnify a director under this section:

        (a)        In connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation; or

        (b)       In connection with any proceeding charging that the director derived an improper personal benefit, whether or not involving action in an official capacity, in which proceeding the director was adjudged liable on the basis that he or she derived an improper personal benefit.

(5) Indemnification permitted under this section in connection with a proceeding by or in the right of a corporation is limited to reasonable expenses incurred in connection with the proceeding.

Section 7-109-103. Mandatory Indemnification of Directors.

Unless limited by the articles of incorporation, a corporation shall indemnify a person who was wholly successful, on the merits or otherwise, in defense of any proceeding to which the person was a party because the person is or was a director, against reasonable expenses incurred by him or her in connection with the proceeding.

Section 7-109-104. Advance of Expenses to Directors.

(1) A corporation may pay for or reimburse the reasonable expenses incurred by a director who is a party to a proceeding in advance of the final disposition of the proceeding if:

(a)  The director furnishes the corporation a written affirmation of the director’s good-faith belief that he or she has met the standard of conduct described in Section 7-109-102;

(b)  The director furnishes the corporation a written undertaking, executed personally or on the director's behalf, to repay the advance if it is ultimately determined that he or she did not meet such standard of conduct; and

(c)  A determination is made that the facts then known to those making the determination would not preclude indemnification under this article.

(2) The undertaking required by paragraph (b) of subsection (1) of this section shall be an unlimited general obligation of the director, but need not be secured and may be accepted without reference to financial ability to make repayment.

(3) Determinations and authorizations of payments under this section shall be made in the manner specified in Section 7-109-106.

Section 7-109-105. Court-Ordered Indemnification of Directors.

(1) Unless otherwise provided in the articles of incorporation, a director who is or was a party to a proceeding may apply for indemnification to the court conducting the proceeding or to another court of competent jurisdiction. On receipt of an application, the court, after giving any notice the court considers necessary, may order indemnification in the following manner:

(a)  If it determines the director is entitled to mandatory indemnification under section 7-109-103, the court shall order indemnification, in which case the court shall also order the corporation to pay the director's reasonable expenses incurred to obtain court-ordered indemnification.

(b)  If it determines that the director is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the director met the standard of conduct set forth in section 7-109-102 (1) or was adjudged liable in the circumstances described in Section 7-109-102 (4), the court may order such indemnification as the court deems proper; except that the indemnification with respect to any proceeding in which liability shall have been adjudged in the circumstances described Section 7-109-102 (4) is limited to reasonable expenses incurred in connection with the proceeding and reasonable expenses incurred to obtain court-ordered indemnification.

Section 7-109-106. Determination and Authorization of Indemnification of Directors.

(1) A corporation may not indemnify a director under Section 7-109-102 unless authorized in the specific case after a determination has been made that indemnification of the director is permissible in the circumstances because he has met the standard of conduct set forth in Section 7-109-102. A corporation shall not advance expenses to a director under Section 7-109-104 unless authorized in the specific case after the written affirmation and undertaking required by Section 7-109-104(1)(a) and (1)(b) are received and the determination required by Section 7-109-104(1)(c) has been made.

                   (2) The determinations required by under subsection (1) of this section shall be made:

(a)  By the board of directors by a majority vote of those present at a meeting at which a quorum is present, and only those directors not parties to the proceeding shall be counted in satisfying the quorum.

(b)  If a quorum cannot be obtained, by a majority vote of a committee of the board of directors designated by the board of directors, which committee shall consist of two or more directors not parties to the proceeding; except that directors who are parties to the proceeding may participate in the designation of directors for the committee.

(3) If a quorum cannot be obtained as contemplated in paragraph (a) of subsection (2) of this section, and the committee cannot be established under paragraph (b) of subsection (2) of this section, or even if a quorum is obtained or a committee designated, if a majority of the directors constituting such quorum or such committee so directs, the determination required to be made by subsection (1) of this section shall be made:

(a)  By independent legal counsel selected by a vote of the board of directors or the committee in the manner specified in paragraph (a) or (b) of subsection (2) of this section or, if a quorum of the full board cannot be obtained and a committee cannot be established, by independent legal counsel selected by a majority vote of the full board of directors; or

                               (b) By the shareholders.

(4) Authorization of indemnification and advance of expenses shall be made in the same manner as the determination that indemnification or advance of expenses is permissible; except that, if the determination that indemnification or advance of expenses is permissible is made by independent legal counsel, authorization of indemnification and advance of expenses shall be made by the body that selected such counsel.

Section 7-109-107. Indemnification of Officers, Employees, Fiduciaries, and Agents.

(1)	Unless otherwise provided in the articles of incorporation:

(a)  An officer is entitled to mandatory indemnification under section 7-109-103, and is entitled to apply for court-ordered indemnification under section 7-109-105, in each case to the same extent as a director;

(b)  A corporation may indemnify and advance expenses to an officer, employee, fiduciary, or agent of the corporation to the same extent as a director; and

(c)  A corporation may indemnify and advance expenses to an officer, employee, fiduciary, or agent who is not a director to a greater extent, if not inconsistent with public policy, and if provided for by its bylaws, general or specific action of its board of directors or shareholders, or contract.

Section 7-109-108. Insurance.

A corporation may purchase and maintain insurance on behalf of a person who is or was a director, officer, employee, fiduciary, or agent of the corporation, and who, while a director, officer, employee, fiduciary, or agent of the corporation, is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, fiduciary, or agent of any other domestic or foreign entity or of an employee benefit plan, against any liability asserted against or incurred by the person in that capacity or arising out of his or her status as a director, officer, employee, fiduciary, or agent whether or not the corporation would have the power to indemnify the person against such liability under the Section 7-109-102, 7-109-103 or 7-109-107. Any such insurance may be procured from any insurance company designated by the board of directors, whether such insurance company is formed under the laws of this state or any other jurisdiction of the United States or elsewhere, including any insurance company in which the corporation has an equity or any other interest through stock ownership or otherwise.

Section 7-109-109. Limitation of Indemnification of Directors.

(1) A provision concerning a corporation's indemnification of, or advance of expenses to, directors that is contained in its articles of incorporation or bylaws, in a resolution of its shareholders or board of directors, or in a contract, except for an insurance policy or otherwise, is valid only to the extent the provision is not inconsistent with Sections 7-109-101 to 7-109-108. If the articles of incorporation limit indemnification or advance of expenses, indemnification or advance of expenses are valid only to the extent not inconsistent with the articles of incorporation.

(2) Sections 7-109-101 to 7-109-108 do not limit a corporation's power to pay or reimburse expenses incurred by a director in connection with an appearance as a witness in a proceeding at a time when he or she has not been made a named defendant or respondent in the proceeding.

Section 7-109-110. Notice to Shareholders of Indemnification of Director.

If a corporation indemnifies or advances expenses to a director under this article in connection with a proceeding by or in the right of the corporation, the corporation shall give written notice of the indemnification or advance to the shareholders with or before the notice of the next shareholders' meeting. If the next shareholder action is taken without a meeting at the instigation of the board of directors, such notice shall be given to the shareholders at or before the time the first shareholder signs a writing consenting to such action.

Bylaws of Great-West

Article IV. Indemnification

SECTION 1. In this Article, the following terms shall have the following meanings:

(a)

“expenses” means reasonable expenses incurred in a proceeding, including expenses of investigation and preparation, expenses in connection with an appearance as a witness, and fees and disbursement of counsel, accountants or other experts;

(b)	“liability” means an obligation incurred with respect to a proceeding to pay a judgment, settlement, penalty or fine;

(c)	“party” includes a person who was, is, or is threatened to be made a named defendant or respondent in a proceeding;

(d)	“proceeding” means any threatened, pending or completed action, suit, or proceeding whether civil, criminal, administrative or investigative, and whether formal or informal.

SECTION 2. Subject to applicable law, if any person who is or was a director, officer or employee of the corporation is made a party to a proceeding because the person is or was a director, officer or employee of the corporation, the corporation shall indemnify the person, or the estate or personal representative of the person, from and against all liability and expenses incurred by the person in the proceeding (and advance to the person expenses incurred in the proceeding) if, with respect to the matter(s) giving rise to the proceeding:

(a)	the person conducted himself or herself in good faith; and

(b)	the person reasonably believed that his or her conduct was in the corporation’s best interests; and

(c)	in the case of any criminal proceeding, the person had no reasonable cause to believe that his or her conduct was unlawful; and

(d)	if the person is or was an employee of the corporation, the person acted in the ordinary course of the person’s employment with the corporation.

SECTION 3. Subject to applicable law, if any person who is or was serving as a director, officer, trustee or employee of another company or entity at the request of the corporation is made a party to a proceeding because the person is or was serving as a director, officer, trustee or employee of the other company or entity, the corporation shall indemnify the person, or the estate or personal representative of the person, from and against all liability and expenses incurred by the person in the proceeding (and advance to the person expenses incurred in the proceeding) if:

(a)

the person is or was appointed to serve at the request of the corporation as a director, officer, trustee or employee of the other company or entity in accordance with Indemnification Procedures approved by the Board of Directors of the corporation; and

(b)	with respect to the matter(s) giving rise to the proceeding:

(i)	the person conducted himself or herself in good faith; and

(ii)

the person reasonably believed that his or her conduct was at least not opposed to the corporation’s best interests (in the case of a trustee of one of the corporation’s staff benefits plans, this means that the person’s conduct was for a purpose the person reasonably believed to be in the interests of the plan participants); and

(iii)	in the case of any criminal proceeding, the person had no reasonable cause to believe that his or her conduct was unlawful; and

if the person is or was an employee of the other company or entity, the person acted in the ordinary course of the person’s employment with the other company or entity.

Item 30. Principal Underwriter.

(a)

GWFS Equities, Inc. currently distributes securities of Maxim Series Fund, Inc., an open-end management investment company, FutureFunds Series Account, Maxim Series Account and Variable Annuity-1 Series Account of Great-West and Variable Annuity-1 Series Account of First Great-West Life & Annuity Insurance Company in addition to those of the Registrant.

(b)	Directors and Officers of GWFS Equities, Inc.

Name	Principal Business Address	Position and Officers with Underwriter
C. P. Nelson	8515 East Orchard Road Greenwood Village, CO 80111	Chairman, President and Chief Executive Officer
R. K. Shaw	8515 East Orchard Road Greenwood Village, CO 80111	Director
G. E. Seller	18101 Von Karman Ave. Suite 1460 Irvine, CA 92715	Director and Senior Vice President
G. R. McDonald	8515 East Orchard Road Greenwood Village, CO 80111	Director
T. M. Connolly	300 Broadacres Drive Bloomfield, NJ 07003	Vice President
M. R. Edwards	8515 East Orchard Road Greenwood Village, CO 80111	Vice President
W. S. Harmon	8515 East Orchard Road Greenwood Village, CO 80111	Vice President
K. A. Morris	500 North Central Suite 220 Glendale, CA 91203	Vice President
G. R. Derback	8515 East Orchard Road Greenwood Village, CO 80111	Treasurer
B. A. Byrne	8525 East Orchard Road Greenwood Village, CO 80111	Secretary and Chief Compliance Officer
D. K. Cohen	8515 East Orchard Road Greenwood Village, CO 80111	Assistant Vice President, Taxation
T. L. Luiz	8515 East Orchard Road Greenwood Village, CO 80111	Compliance Officer
M. C. Maiers	8515 East Orchard Road Greenwood Village, CO 80111	Investments Compliance Officer

(c) Commissions and other compensation received from the Registrant by Principal Underwriter during Registrant's last fiscal year:

Net
Name of	Underwriting	Compensation
Principal	Discounts and	on	Brokerage
Underwriter	Commissions	Redemption	Commissions	Compensation

GWFS Equities	-0-	-0-	-0-	-0-

Item 31.

Location of Accounts and Records. All accounts, books, or other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder are maintained by the Registrant through Great-West, 8515 East Orchard Road, Greenwood Village, Colorado 80111.

Item 32.	Management Services. None.

Item 33.

Fee Representation. Great-West represents that the fees and charges deducted under the Policy issued pursuant to this registration statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by Great-West.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it has duly caused this Initial Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of Greenwood Village, State of Colorado, on this 9th day of August, 2007.

COLI VUL-4 SERIES ACCOUNT of
GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
(Registrant)

By:	/s/ R. L. McFeetors
R. L. McFeetors,
President and Chief Executive Officer of Great-West Life & Annuity Insurance Company

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

By:	/s/ R. L. McFeetors
R. L. McFeetors,
President and Chief Executive Officer
As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Name	Title	Date

/s/ R. Gratton
R. Gratton *	Chairman of the Board	August 9, 2007

/s/ W. T. McCallum
W. T. McCallum*	Vice-Chairman of the Board	August 9, 2007

/s/ R. L. McFeetors
R. L. McFeetors	Director, President and Chief Executive Officer	August 9, 2007

/s/ M. T .G. Graye
M. T. G. Graye	Executive Vice President and Chief Financial Officer	August 9, 2007

Name	Title	Date

/s/ J. Balog
J. Balog *	Director	August 9, 2007

/s/ J. L. Bernbach
J. L. Bernbach *	Director	August 9, 2007

/s/ O. T. Dackow
O. T. Dackow *	Director	August 9, 2007

/s/ A. Desmarais
A. Desmarais *	Director	August 9, 2007

/s/ P. Desmarais, Jr.
P. Desmarais, Jr. *	Director	August , 2007

/s/ K. P. Kavanagh
K. P. Kavanagh *	Director	August 9, 2007

/s/ A. Louvel
A. Louvel *	Director	August 9, 2007

/s/ J. E. A. Nickerson
J. E. A. Nickerson *	Director	August 9, 2007

/s/ D. A. Nield
D. A. Nield *	Director	August 9, 2007

/s/ R. J. Orr
R. J. Orr *	Director	August 9, 2007

Name		Title	Date

/s/ M. Plessis-Bélair
M. Plessis-Bélair *		Director	August 9, 2007

/s/ B. E. Walsh
B. E. Walsh *		Director	August 9, 2007

*By:	/s/ Richard G. Schultz		August 9, 2007
Richard G. Schultz
Attorney-in-fact pursuant to Powers of Attorney filed herewith.